     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 16, 2000


                                                      REGISTRATION NO. 333-87547
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 5

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                               ARTISTDIRECT, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             7375                            95-4760230
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)         CLASSIFICATION NUMBER)              IDENTIFICATION NO.)

                            ------------------------

                       17835 VENTURA BOULEVARD, SUITE 310
                            ENCINO, CALIFORNIA 91316
                                 (818) 758-8700
               (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                                JAMES B. CARROLL
                            CHIEF FINANCIAL OFFICER
                       17835 VENTURA BOULEVARD, SUITE 310
                            ENCINO, CALIFORNIA 91316
                                 (818) 758-8700
            (NAME, ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

               RICHARD A. FINK, ESQ.                             STEVEN L. GROSSMAN, ESQ.
                JOSEPH H. CHI, ESQ.                              ROBERT E. BENFIELD, ESQ.
              KOUROSH VOSSOUGHI, ESQ.                              O'MELVENY & MYERS LLP
          BROBECK, PHLEGER & HARRISON LLP                   1999 AVENUE OF THE STARS, SUITE 700
                38 TECHNOLOGY DRIVE                            LOS ANGELES, CALIFORNIA 90067
             IRVINE, CALIFORNIA 92618                                 (310) 553-6700
                  (949) 790-6300

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

                            ------------------------

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box. [ ]

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THEIR OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS (Subject to Completion)


Issued March 16, 2000


                                5,000,000 Shares

                              [ARTISTDIRECT LOGO]
                                  COMMON STOCK
                           -------------------------

ARTISTDIRECT, INC. IS OFFERING 5,000,000 SHARES OF ITS COMMON STOCK. THIS IS OUR INITIAL PUBLIC OFFERING AND NO PUBLIC MARKET CURRENTLY EXISTS FOR OUR SHARES. WE ANTICIPATE THAT THE INITIAL PUBLIC OFFERING PRICE WILL BE BETWEEN $10.00 AND $12.00 PER SHARE.

                           -------------------------

WE HAVE APPLIED TO HAVE THE SHARES OF COMMON STOCK APPROVED FOR QUOTATION ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "ARTD."

                           -------------------------

INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 9.
                           -------------------------

                            PRICE $          A SHARE

                           -------------------------

                                                                  UNDERWRITING
                                                       PRICE TO   DISCOUNTS AND   PROCEEDS TO
                                                        PUBLIC     COMMISSIONS    ARTISTDIRECT
                                                       --------   -------------   ------------
Per Share............................................  $            $               $
Total................................................  $            $               $

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

ARTISTdirect has granted the underwriters the right to purchase up to an additional 750,000 shares of common stock to cover over-allotments. Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on
             , 2000.

                           -------------------------

MORGAN STANLEY DEAN WITTER
                 BEAR, STEARNS & CO. INC.
                                  DEUTSCHE BANC ALEX. BROWN
          , 2000

INSIDE FRONT COVER


THE OUTSIDE GATEFOLD PAGE INCLUDES:

A four-by-four grid with a total of 16 rectangles, each depicting a picture of an artist or band. The bottom row of rectangles have the ARTISTdirect logo superimposed across them.

TWO PAGE INSIDE GATEFOLD INCLUDES:

The ARTISTdirect network logo across the top center.

In the upper left corner is a screen shot of the ARTISTdirect.com home page with the following four lines of text immediately below the screen shot:

     Overview of the ARTISTdirect Network
     ARTISTdirect Network Navigator
     Featured Programs
     Search Capabilities

Immediately above the screen shot is the text:  ARTISTDIRECT.COM

In the lower left corner is a screen shot of the iMusic.com home page with the following five lines of text immediately below the screen shot:

     Music Community Hub
     Message Boards
     Chat Sessions
     Classifieds
     Local Music Connection

Immediately above the screen shot is the text: IMUSIC.COM

In the upper right corner is a screen shot of the Downloads Direct home page with the following four lines of text immediately below the screen shot:

     Digital Downloads
     High Profile Artists
     Downloads by Genec
     Music from Unsigned Artists

Immediately above the screen shot is the text: DOWNLOADS DIRECT

In the lower right corner is a screen shot of the ARTISTdirect Superstore home page with the following five lines of text along the lower left side of the screen shot:

     200,000 CD Titles
     Featured Artists
     Weekly Specials
     Artist Merchandise
     Music by Genre

Immediately above the screen shot is the text: ARTISTDIRECT SUPERSTORE

In the left center are screen shots of the home pages of five ARTISTdirect channels with the following four lines of text immediately below the screen shots:

     Official Artist Stores
     Exclusive Merchandise
     Exclusive Content
     Contests and Ticket Giveaways

Immediately above the screen shot is the text: ARTIST CHANNELS.

In the right center is a screen shot of the UBL.com home page with the following four lines of text immediately below the screen shot:

     Comprehensive Music Resource
     Search 95,000 Artists
     Music News
     Concert Information
     Featured Artists

All the screen shots and text are superimposed on a backdrop that depicts the names of artists.

INSIDE BACK COVER


The following text is superimposed on a backdrop of a four-by-four grid consisting of sixteen rectangles, each depicting the picture of an artist or band:

Across the top center the following text appears: REPRESENTATIVE ARTIST CHANNELS


There are three columns of text. The left column consists of the following artist names:

Aerosmith                  Black Crowes                 CSNY
Tori Amos                  blink-182                    Cypress Hill
B-52s                      Bone Thugs 'N' Harmony       Def Leppard
Backstreet Boys            Cher                         Eminem
Beastie Boys               Coal Chamber                 Eve 6
Beck                       Collective Soul              Everclear
George Benson              Chris Cornell                Fastball
Bjork                      Counting Crows               Bryan Ferry
Black Sabbath              David Crosby                 Filter
Clint Black



The center column consists of the following artist names:

Foo Fighters               Kenny Loggins                Mike Ness
Vince Gill                 Aimee Mann                   Stevie Nicks
Godsmack                   Marilyn Manson               No Doubt
Incubus                    Matchbox 20                  The Offspring
Indigo Girls               Megadeth                     Ozzy Osbourne
Chris Isaak                Metallica                    Pantera
Kenny G                    Mighty Mighty Bosstones      Patty Loveless
BB King                    Monster Magnet               Pearl Jam
Korn                       Mandy Moore                  Tom Petty
Limp Bizkit



The right column consists of the following artist names:

Powerman 5000              Stabbing Westward            System of a Down
Primus                     Static X                     Pam Tillis
Rage Against The Machine   Steps                        Toto
Rancid                     Stone Temple Pilots          Tina Turner
Red Hot Chili Peppers      Sugar Ray                    The Who
Brian Setzer               Sublime/Long Beach Dub       Robbie Williams
Severdust                    All Stars                  Dwight Yoakam
Slaye                      Matthew Sweet                Rob Zombie
Soul Coughing                                           ZZ Top

                               TABLE OF CONTENTS

                                      PAGE
                                      ----
Prospectus Summary..................    4
Risk Factors........................    9
Special Note Regarding
  Forward-Looking Statements........   25
Use of Proceeds.....................   26
Dividend Policy.....................   26
Capitalization......................   27
Dilution............................   29
Unaudited Pro Forma Consolidated
  Financial Data....................   30
Selected Consolidated Financial
  Data..............................   33
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.....................   34

                                      PAGE
                                      ----
Business............................   45
Management..........................   64
Related Party Transactions..........   76
Principal Stockholders..............   84
Description of Capital Stock........   88
Rescission Offer....................   91
Shares Eligible For Future Sale.....   92
Underwriters........................   94
Legal Matters.......................   96
Experts.............................   96
Where You Can Find Information......   97
Index to Consolidated Financial
  Statements........................  F-1

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

     UNTIL              , 2000, 25 DAYS AFTER COMMENCEMENT OF THE OFFERING, ALL
DEALERS THAT BUY, SELL OR TRADE THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS REQUIREMENT IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering and our financial statements and the notes to those financial statements appearing elsewhere in this prospectus. The conversion of all of our convertible preferred stock outstanding as of the date of this prospectus is based on an assumed offering price of $11.00 per share. The actual number of shares issued upon conversion of the preferred stock may be adjusted based upon the initial public offering price.

                                  ARTISTDIRECT

     We are an online music company that connects artists directly with their fans worldwide. Through our online ARTISTdirect Network, we provide music entertainment by offering multi-media content, community around shared music interests and sales of music and related merchandise. During December 1999, users visited more than 60 million pages in our ARTISTdirect Network.

     Our ARTISTdirect Network is an integrated network of Web sites consisting of:

     - ARTISTchannels -- customized, artist-owned Web sites that provide one destination for artist-specific music, merchandise and content. We build, operate and maintain these sites on behalf of our artists. Artists control the programming and products offered on their ARTISTchannels and share in the revenue that they generate. As of December 31, 1999, ARTISTdirect featured 79 unique, artist-owned ARTISTchannels, and had signed agreements to launch channels with an additional 26 artists. A selection of artists with ARTISTchannels includes:

      Aerosmith                   Chris Cornell               Metallica
      Backstreet Boys             Cypress Hill                Ozzy Osbourne
      Beastie Boys                Def Leppard                 Tom Petty
      Beck                        Kenny G                     Red Hot Chili Peppers
      Clint Black                 Korn                        Robbie Williams
      Cher                        Limp Bizkit                 The Who

     - The Ultimate Band List or the UBL -- a comprehensive online music search engine with information on more than 95,000 artists across numerous musical genres and links to thousands of music Web sites. The UBL features news, concert information, biographies, album reviews, contests, promotions, music samples and downloads;

     - iMusic -- a popular online music community with chats, message boards and fan clubs. Through hosted chats and fan conferences on iMusic, fans can interact directly with their favorite artists;

     - The ARTISTdirect Superstore -- a retail site offering over 200,000 music titles and merchandise from over 220 artists; and

     - DOWNLOADSdirect -- a feature which enables users to download music from the ARTISTdirect Network and to upload their music and other information.

     We also operate a music talent agency, the ARTISTdirect Agency, and manage a traditional record label, Kneeling Elephant Records. Consequently, we are able to provide artists with a full range of traditional and online services. Marc Geiger, our Chief Executive Officer, Don Muller, our President of the ARTISTdirect Agency and Kneeling Elephant Records, Steve Rennie, our President of the UBL and Nick Turner, our Vice President, ARTISTchannels, have 18, 14, 20 and 20 years of experience, respectively, in the music industry.

     Music is one of the most popular forms of entertainment worldwide and a multi-billion dollar industry. In 1998, worldwide sales of recorded music were $38.7 billion, according to the International Federation of the Phonographic Industry. Sales of concert tickets, advertising and merchandise related to music events and individual artists also generate substantial revenue. The Internet is emerging as an important new medium for music, in part because it enables fans to communicate with their favorite artists and purchase music and related merchandise directly from them. Jupiter Communications projects that online sales of recorded music in the United States will grow from $327 million in 1999 to approximately $2.6 billion in 2003.

     To take advantage of these opportunities, we have entered into strategic relationships with six leading music and media companies, including Universal Music Group, BMG Entertainment, Sony Music Entertainment, Time Warner Inc., an affiliate of Cisneros Television Group, and Yahoo!. These companies invested an aggregate of $97.5 million cash in ARTISTdirect in connection with these strategic relationships and include four of the five major music companies, who together accounted for 74.6% of U.S. music albums shipped in the year ended December 31, 1999.

     We generate revenue from sales of music and related merchandise, online advertising and sponsorships, royalties on record sales and talent agency commissions. Our revenue was $4.6 million for 1998 and $10.3 million for the year ended December 31, 1999. Although traffic to our sites and our revenue have increased, we incurred a net loss for the year ended December 31, 1999 of approximately $57.8 million, and our accumulated losses of ARTISTdirect, Inc. and its predecessors as of December 31, 1999 were approximately $64.6 million, of which approximately $35.9 million represented stock-based compensation. While we believe that we can increase our revenue and diversify our revenue opportunities, we expect to continue to incur net losses and negative cash flows for the foreseeable future. We also expect to continue to face strong competition in our industry from the growing number of online music companies, traditional music retailers, "portals" and record labels. Such competition could adversely affect our future operating results.

     We seek to be the leading online music company. To accomplish our objective, we plan to:

     - aggressively add ARTISTchannels;

     - rapidly build consumer awareness of our brands;

     - add features and content to our ARTISTdirect Network;

     - package and exploit our diverse assets and services; and

     - develop new revenue streams.

     ARTISTdirect, Inc. was incorporated in Delaware in July 1999. ARTISTdirect, LLC, our predecessor, was organized as a California limited liability company in August 1996. In this prospectus, "ARTISTdirect," "we," "us" and "our" refer to ARTISTdirect, Inc., our subsidiaries and our predecessor ARTISTdirect, LLC. Our principal executive offices are located at 17835 Ventura Boulevard, Suite 310, Encino, California 91316, and our telephone number is (818) 758-8700. Our World Wide Web address is www.artistdirect.com. The information on our Web site is not a part of this prospectus.

     We use the following registered service marks and domain names of ARTISTdirect in this prospectus: ARTISTdirect(SM), UBL(SM), iMusic(SM), www.artistdirect.com, www.ubl.com, www.imusic.com and www.downloadsdirect.com. All other trade names and trademarks appearing in this prospectus are the property of their respective holders.

                                  THE OFFERING

Common stock offered................     5,000,000 shares

Common stock to be outstanding after
the offering........................     37,296,483 shares

Over-allotment option...............     750,000 shares

Use of proceeds.....................     We intend to use approximately $30
                                         million of the proceeds for advertising
                                         and promotion of our brands,
                                         approximately $10 million for content
                                         production and Web site development,
                                         approximately $741,000 to repay
                                         existing indebtedness, and the
                                         remainder for other general corporate
                                         purposes, including for working capital
                                         and potential obligations to fund a
                                         rescission offer. See "Use of Proceeds"
                                         on page 26 for more information on our
                                         use of the proceeds from this offering.

Proposed Nasdaq National Market
symbol..............................     ARTD
-------------------------
     Unless otherwise indicated, all information in this prospectus:

     - reflects the one-for-four reverse split of our common stock to be effected before the closing of this offering;

     - reflects outstanding shares as of December 31, 1999, after giving effect to the issuance of 1,094,917 shares of Series C preferred stock in January 2000;

     - gives effect to the conversion of all outstanding shares of preferred stock into shares of common stock effective upon the closing of this offering; all outstanding shares of Series C preferred stock, including the 1,094,917 shares issued in January 2000, will convert into 11,079,550 shares of common stock upon the consummation of this offering, based on an assumed initial offering price of $11.00. The actual number of shares of common stock that will be issued upon the conversion of the Series C preferred stock may be adjusted based upon the actual initial offering price;

     - assumes no exercise of the underwriters' over-allotment option;

     - excludes shares of our common stock issuable pursuant to options and warrants outstanding as of December 31, 1999;


     - excludes up to 900,000 shares of common stock to be issued to acquire Mjuice.com, Inc.;



     - excludes approximately 100,000 shares of common stock to be issued as accrued but unpaid dividends on preferred stock after December 31, 1999; and



     - excludes 62,500 shares of common stock issuable pursuant to a warrant issued in March 2000.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     The following pro forma basic and diluted net loss per share and the weighted average shares outstanding used in computing pro forma basic and diluted net loss per share give effect to the following events as if such events occurred on January 1, 1998 or at original issuance date, if later:

     - the exchange transaction and issuance of ARTISTdirect, LLC Series B preferred units as more fully discussed on page 77;

     - the one-for-four reverse split of our common stock to be effected before the closing of the offering; and

     - the conversion of all outstanding shares of preferred stock into shares of common stock upon the closing of this offering at a ratio of one preferred share for one common share; provided that shares of Series C preferred stock are convertible at a ratio of one preferred share for
       1.5827 common shares based on an assumed initial public offering price of $11.00 per share.

                                                PERIOD FROM
                                              AUGUST 8, 1996       YEAR ENDED DECEMBER 31,
                                              (INCEPTION) TO     ----------------------------
                                             DECEMBER 31, 1996    1997     1998       1999
                                             -----------------   ------   ------   ----------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net revenue................................        $ --          $1,888   $4,582   $   10,274
Gross profit...............................          --           1,280    2,067           34
Operating expense..........................          28           1,737    8,416       58,169
Loss from operations.......................          28             457    6,349       58,135
Net loss...................................          28             460    6,318       57,804
Pro forma basic and diluted net loss per
  share....................................                                        $   (2.96)
Weighted average shares outstanding used in
  computing pro forma basic and diluted net
  loss per share...........................                                        19,502,437

     The "pro forma as adjusted" column below reflects our capitalization as of December 31, 1999 with adjustments to give effect to:

     - the events listed above related to the pro forma basic and diluted net loss per share;

     - the issuance of 1,094,917 shares of Series C preferred stock in January 2000;

     - the termination of the put option described in a "Related Party Transactions -- Transaction with Scott Blum" on page 80, which will occur upon the closing of this offering; and

     - the issuance and sale of 5,000,000 shares of our common stock at an assumed initial public offering price of $11.00 per share and the application of the net proceeds from the offering, after deducting the underwriting discounts, commissions and estimated offering expenses, as set forth under "Use of Proceeds" on page 26.

                                                               AS OF DECEMBER 31, 1999
                                                              -------------------------
                                                                             PRO FORMA
                                                                ACTUAL      AS ADJUSTED
                                                              -----------   -----------
                                                                            (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................   $ 69,119      $133,826
Working capital.............................................     67,730       132,437
Goodwill and intangibles, net...............................     13,415        13,415
Total assets................................................     98,600       163,307
Total redeemable securities.................................    111,707         6,854
Total members' and stockholders' equity (deficit)...........    (23,745)      145,815

                                  RISK FACTORS

     You should carefully consider the risks described below, together with all of the other information included in this prospectus before making an investment decision. If any of the following risks actually occurs, our business, financial condition or operating results could be materially and adversely affected. In such case, the trading price of our common stock could decline, and you may lose part or all of your investment.

RISKS RELATED TO OUR BUSINESS

     IT IS DIFFICULT TO EVALUATE OUR BUSINESS AND PROSPECTS BECAUSE WE HAVE A LIMITED OPERATING HISTORY.

     We were formed in August 1996. We acquired the UBL in July 1997, launched our first ARTISTchannel in September 1997 and acquired iMusic in February 1999. We have been operating all of these sites as an integrated network since July 1999. Our limited operating history, particularly as an integrated network of Web sites, makes it difficult to evaluate our current business and prospects or to accurately predict our future revenue or results of operations. Our revenue and income potential are unproven, and our business model is constantly evolving. Because the Internet is constantly changing, we may need to modify our business model to adapt to these changes. Before investing, you should evaluate the risks, uncertainties, expenses and difficulties frequently encountered by companies in early stages of development, particularly companies in new and rapidly evolving Internet industry segments.

     OUR BUSINESS MODEL IS NEW AND UNPROVEN, AND WE MAY NOT BE ABLE TO GENERATE SUFFICIENT REVENUE TO OPERATE OUR BUSINESS SUCCESSFULLY.

     Our model for conducting business and generating revenue is new and unproven. Our success will depend primarily on our ability to generate revenue from multiple sources through the ARTISTdirect Network, including:

     - online sales of music and related merchandise;

     - sales of advertising and sponsorships;

     - marketing our database of consumer information and preferences; and

     - sales of, or subscription fees for, digitally distributed music.

     It is uncertain whether a music-related Web site that relies on attracting people to learn about, listen to and purchase music and related merchandise can generate sufficient revenue from electronic commerce, advertising, sales of database information and sales of, or fees for, digital downloads of music, to become a viable business. We provide many of our products and services without charge, and we may not be able to generate sufficient revenue to pay for these products and services. Accordingly, we are not certain that our business model will be successful or that we can sustain revenue growth or be profitable. If our markets develop more slowly than expected or become saturated with competitors, or our products and services do not achieve or sustain market acceptance, we may not be able to successfully operate our business.

     WE HAVE A HISTORY OF OPERATING LOSSES AND ANTICIPATE LOSSES AND NEGATIVE CASH FLOW FOR THE FORESEEABLE FUTURE.

     To date, we have not been profitable on an annual basis and have incurred accumulated losses of approximately $64.6 million as of December 31, 1999. For the year ended December 31, 1999, we incurred a net loss of approximately $57.8 million, which represented approximately 560% of our revenue for that period. We expect our operating losses and negative cash flow to continue for the foreseeable future. We anticipate that our operating losses will increase significantly from current levels because we plan to significantly increase our expenditures for sales and marketing, content development, and technology and infrastructure development to enhance the ARTISTdirect Network. We estimate that, for the year 2000, we will increase our sales and marketing expenses by approximately $20 million, increase our content development expenses by approximately $5 million and increase our technology and infrastructure development expenses by approximately $5 million. With increased expenses, we will need to generate significant additional revenue to achieve profitability. Consequently, it is possible that we may never achieve profitability, and even if we do achieve profitability, we may not sustain or increase profitability on a quarterly or annual basis in the future. If we do not achieve or sustain profitability in the future, then we will be unable to continue our operations.

     OUR OPERATING RESULTS MAY PROVE UNPREDICTABLE.

     Our operating results are likely to fluctuate significantly in the future due to a variety of factors, many of which are outside of our control. Because our operating results are volatile and difficult to predict, in some future quarters our operating results may fall below the expectations of securities analysts and investors. In this event, the trading price of our common stock may fall significantly.

     IF WE DO NOT GENERATE INCREASED REVENUE FROM ONLINE PRODUCT SALES, OUR GROWTH WILL BE LIMITED AND OUR BUSINESS WILL BE ADVERSELY AFFECTED.

     If we do not generate increased revenue from sales of online products, our growth will be limited and our business will be adversely affected. To generate significant online product revenue, we will have to offer music and related merchandise that appeal to a large number of online consumers. We also will have to continue to create online communities that are conducive to electronic commerce, build or license a sufficiently robust and scalable electronic commerce platform and increase our order fulfillment capability. Since our target market includes Internet users below the age of 18, and these users have limited access to credit cards, our ability to capture online product revenue from this group may be limited. If we are not successful in meeting these challenges, our growth will be limited and our business will be adversely affected.

     IF WE DO NOT INCREASE ADVERTISING REVENUE, OUR BUSINESS WILL BE ADVERSELY AFFECTED.

     If we do not increase advertising revenue, our business will be adversely affected. Increasing our advertising revenue depends upon many factors, including our ability to:

     - respond to and anticipate fluctuations in the demand for, and pricing of, online advertising;

     - conduct successful selling and marketing efforts aimed at advertisers;

     - increase the size of our audience and the amount of time that our audience spends on our Web sites;

     - increase our direct advertising sales force and build up our international marketing team;

     - increase the amount of revenue per advertisement;

     - aggregate our target demographic group of 12 to 34 year-old active music consumers;

     - offer advertisers the means to effectively target their advertisements to our audience;

     - accurately measure the size and demographic characteristics of our audience;

     - maintain key advertising relationships; and

     - compete for advertisers with Internet and traditional media companies.

     In addition to the above factors, general economic conditions, as well as economic conditions specific to online advertising, electronic commerce and the music industry, could affect our ability to increase our advertising revenue. Our failure to achieve one or more of these objectives could impair our ability to increase advertising revenue, which could adversely affect our business.

     WE DEPEND UPON ARTISTS TO ATTRACT ADVERTISERS AND GENERATE ELECTRONIC COMMERCE REVENUE.

     We believe that our future success depends on our ability to maintain our existing artist agreements and to secure additional agreements with artists. Our business would be adversely affected by any of the following:

     - inability to recruit new artists and increase the number of ARTISTchannels;

     - the loss of popularity of artists for whom we operate ARTISTchannels;

     - increased competition to maintain existing relationships with artists;

     - non-renewals of our current agreements with artists; and

     - poor performance or negative publicity of our artists.

     If we are not able to provide valuable services or incentives to artists, or if we otherwise fail to maintain good relations with our artists, they may lose interest in providing content and merchandise and otherwise promoting their ARTISTchannels or the ARTISTdirect Network. The artists own the domain names for their ARTISTchannels and some of the intellectual property rights with respect to content developed for the ARTISTchannels. As a result, we may lose the rights to operate artists' sites if our agreements with these artists terminate and are not renewed.

     Most of our current artist contracts have a term of three years. Upon expiration, artists may not renew these contracts on reasonable terms, if at all. If artists decide to remove their online stores from the ARTISTdirect Network when their agreements terminate, we may be unable to recoup our costs to develop, operate and promote the sites. Of the 100 ARTISTchannel contracts we had as of December 31, 1999, none will expire in 2000 and 12 will expire in 2001. In addition, as of December 31, 1999, we did not have signed contracts for five of the 79 ARTISTchannels that we operate.

     As of December 31, 1999, we had granted options to purchase an aggregate of 2,476,561 shares of our common stock to 100 of our artists. These options provide artists with an additional incentive to actively promote the ARTISTchannels and the ARTISTdirect Network. Following this offering, we may not be able to offer artists options or other equity incentives on terms as attractive to artists as what we have offered previously. If we cannot provide adequate incentives, our efforts to sign new artists may be impaired. If we cannot maintain our current relationships with artists or sign agreements with new artists, our user base would likely diminish and our ability to generate revenues from electronic commerce and advertising would be seriously harmed.

     WE MAY NOT BE ABLE TO DEVELOP OR OBTAIN SUFFICIENTLY COMPELLING CONTENT TO ATTRACT AND RETAIN OUR TARGET AUDIENCE.

     For our business to be successful, we must provide content and services that attract consumers who will purchase music and related merchandise online. We may not be able to provide consumers with an acceptable mix of products, services, information and community to attract them to our Web sites frequently or to encourage them to remain on our Web sites for an extended period of time. If our audience determines that our content does not reflect its tastes, then our audience size could decrease or the demographic characteristics of our audience could change and we may be unable to react to those changes effectively or in a timely manner. Any of these results would adversely affect our ability to attract advertisers and sell music and other related merchandise. Our ability to provide compelling content could be impaired by any of the following:

     - reduced access to content controlled by record labels, music publishers and artists;

     - diminished technical expertise and creativity of our production staff;
       and

     - inability to anticipate and capitalize on trends in music.

     IF WE DO NOT BUILD AND MAINTAIN STRONG BRANDS, WE MAY NOT BE ABLE TO ATTRACT A SUFFICIENT NUMBER OF USERS TO OUR WEB SITES.

     To attract users we must develop a brand identity for ARTISTdirect and increase public awareness of the ARTISTchannels, the UBL and iMusic. We intend to spend approximately $30 million during 2000 on our offline and online advertising and promotional efforts to increase brand awareness, traffic and revenue. Our marketing activities may, however, not result in increased revenue and, even if they do, any increased revenue may not offset the expenses we incur in building our brands. Moreover, despite these efforts we may be unable to increase public awareness of our brands, which would have an adverse effect on our results of operations.

     OUR ONLINE STORE AGREEMENTS WITH ARTISTS DO NOT PRECLUDE OUR ARTISTS FROM SELLING MUSIC AND RELATED MERCHANDISE ON OTHER WEB SITES.

     Our online store agreements with artists do not preclude them from selling merchandise and compact discs or offering music downloads on other Web sites. If we are unable to attract sufficient traffic to the ARTISTdirect Network, consumers may purchase the products that we offer on other Web sites. If we are unable to generate revenue from the sale of music and related merchandise, our results of operations will be adversely affected.

     OUR MARKET IS HIGHLY COMPETITIVE AND WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY AGAINST OUR CURRENT AND FUTURE COMPETITORS.

     The market for the online promotion and distribution of music and related merchandise is highly competitive and rapidly changing. We estimate that there are currently over 150 Web sites that promote and distribute music and related merchandise. The number of Web sites competing for the attention and spending of consumers, advertisers and users has increased, and we expect it to continue to increase because there are few barriers to entry to Internet commerce.

     We face competitive pressures from numerous actual and potential competitors. Our competitors include mp3.com, Launch Media, Amazon.com, CDnow, CheckOut.com, major Internet portals and traditional music companies. Competition is likely to increase significantly as new companies enter the market and current competitors expand their services. Some of our competitors have announced agreements to work together to offer music over the Internet, and we may face increased competitive pressures as a result. Many of our current and potential competitors in the Internet and music entertainment businesses may have substantial competitive advantages relative to us, including:

     - longer operating histories;

     - significantly greater financial, technical and marketing resources;

     - greater brand name recognition;

     - larger existing customer bases; and

     - more popular content or artists.

     These competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements and devote greater resources to develop, promote and sell their products or services than we can. Web sites maintained by our existing and potential competitors may be perceived by consumers, artists, talent management companies and other music-related vendors or advertisers as being superior to ours. In addition, increased competition could result in reduced advertising rates and margins and loss of market share, any of which could harm our business. For additional information regarding competition, see "Business -- Competition" on page 59.

     WE DEPEND ON A LIMITED NUMBER OF SUPPLIERS FOR MUSIC MERCHANDISE, FULFILLMENT AND DISTRIBUTION; IF WE CANNOT SECURE ALTERNATE SUPPLIERS, OUR BUSINESS MAY BE HARMED.

     We rely to a large extent on timely distribution by third parties. We currently rely substantially on one vendor, Alliance Entertainment, to fulfill and distribute our orders for music and related merchandise. During the year ended December 31, 1999, approximately 99.2% of the dollar volume of our orders for music and related merchandise were fulfilled by Alliance. In July 1997, Alliance filed for protection from its creditors under Chapter 11 of the U.S. Bankruptcy Code. Alliance has since emerged from Chapter 11 and is under new ownership. Our agreement with Alliance covers fulfillment services for sales under the ARTISTdirect Superstore, but does not cover fulfillment services for our ARTISTchannels. Although Alliance has been fulfilling orders for music and related merchandise from the ARTISTchannels on the same terms as orders from the ARTISTdirect Superstore, Alliance may terminate the ARTISTchannel arrangement at any time.

     We purchase almost all of our compact discs from Alliance and a substantial majority of our other music-related merchandise from two other vendors, Giant Merchandising and Winterland Concessions Company. During the year ended December 31, 1999, we purchased approximately 96.0% of the dollar volume of our compact discs from Alliance, and we obtained approximately 26.9% of the dollar volume of our other music-related merchandise from Giant Merchandising and approximately 17.0% from Winterland Concessions. Our business could be significantly disrupted if Alliance, Giant or Winterland were to terminate or breach their agreements or suffer adverse developments that affect their ability to supply products to us. If, for any reason, Alliance, Giant or Winterland are unable or unwilling to supply products to us in sufficient quantities and in a timely manner, we may not be able to secure alternative suppliers, on acceptable terms in a timely manner, or at all.

     WE DEPEND ON THIRD PARTY INVENTORY AND FINANCIAL SYSTEMS AND CARRIER SERVICES.

     Because we rely on third parties to fulfill orders, we depend on their systems for tracking inventory and financial data. If our distributors' systems fail or are unable to scale or adapt to changing needs, or if we cannot integrate our information systems with the systems of any new distributors, we may not have adequate, accurate or timely inventory or financial information. We also rely on third-party carriers for shipments to and from distribution facilities. We are therefore subject to the risks, including employee strikes and inclement weather, associated with our carriers' ability to provide delivery services to meet our distribution and shipping needs. In the quarter ended December 31, 1999, both we and Alliance experienced an unusually high volume of orders, which resulted in shipping delays to our customers. These delays did not have a material adverse effect; however, our failure to deliver products to our customers in a timely and accurate manner in the future could harm our reputation, our relationship with customers, the ARTISTdirect and UBL brands and our results of operations.

     OUR BUSINESS IS SUBJECT TO SEASONALITY, WHICH COULD ADVERSELY AFFECT OUR OPERATING RESULTS

     We have experienced and expect to continue to experience seasonal fluctuations in our online sales. These seasonal patterns will cause quarterly fluctuations in our operating results. In particular, a disproportionate amount of our online sales have been realized during the fourth calendar quarter and during the summer months, traditionally when artists go on tour. Due to our limited operating history, it is difficult to predict the seasonal pattern of our online sales and the impact of such seasonality on our business and operating results. Our seasonal online sales patterns may become more pronounced, strain our personnel, warehousing, and order shipment activities and cause our operating results to be significantly less than expected for any given period. This would likely cause our stock price to fall.

     IF WE ARE UNABLE TO SUCCESSFULLY IMPLEMENT OUR NEW ACCOUNTING AND FINANCIAL REPORTING SYSTEMS, OUR BUSINESS WOULD BE SERIOUSLY HARMED.

     We are currently implementing a comprehensive enterprise resource planning system based on SAP software provided to us by Pandesic, LLC, a joint venture between Intel and SAP. If we fail to successfully implement and integrate this system with our existing systems, or if we are not able to expand this system to accommodate our growth, we may not have adequate, accurate or timely financial information. Our failure to have adequate, accurate or timely financial information would harm our business, which could have a material adverse effect on our results of operations.

     WE MAY BE SUBJECT TO SYSTEM DISRUPTIONS, WHICH COULD REDUCE OUR REVENUE.

     Our ability to attract and retain artists, users, advertisers and merchants depends on the performance, reliability and availability of our Web sites and network infrastructure. The maintenance and operation of substantially all of our Internet communications hardware and servers have been outsourced to the facilities of AT&T CerfNet, Digex and American Digital Network. We have periodically experienced service interruptions caused by temporary problems in our own systems or software or in the systems or software of these third parties. While we are implementing procedures to improve the reliability of our systems, these interruptions may continue to occur from time to time.

     In addition, under our agreements with Digex and American Digital Network, they are not liable to us for any damage or loss they may cause to our business, and we may be unable to seek reimbursement from them for losses that they cause. Our users also depend on third party Internet service providers and Web site operators for access to our Web sites. These entities have experienced significant outages in the past, and could experience outages, delays and other difficulties due to system failures in the future which are unrelated to our systems, but which could nonetheless adversely affect our business.

     COMPUTER VIRUSES, ELECTRONIC BREAK-INS OR SIMILAR DISRUPTIVE EVENTS COULD DISRUPT OUR SERVICES.

     Computer viruses, electronic break-ins or similar disruptive events could disrupt our services. System disruptions could result in the unavailability or slower response times of our Web sites, which would reduce the number of advertisements delivered or commerce conducted on our Web sites and lower the quality of our users' experience. Service disruptions could adversely affect our revenue and, if they were prolonged, would seriously harm our business and reputation. Our business interruption insurance may not be sufficient to compensate us for losses that may occur as a result of these interruptions.

     IF WE DO NOT MANAGE OUR GROWTH, WE MAY NOT BE ABLE TO OPERATE OUR BUSINESS EFFECTIVELY.

     Since our inception in August 1996, we have rapidly and significantly expanded our operations. We expect further significant expansion will be required to address potential growth in our artist and consumer bases, the breadth of our product and service offerings, and other opportunities. This expansion has strained, and we expect that it will continue to strain, our management, operations, systems and financial resources. To manage our recent growth and any future growth of our operations and personnel, we must improve and effectively utilize our existing operational, management, marketing and financial systems and successfully recruit, hire, train and manage personnel and maintain close coordination among our technical, finance, marketing, sales and production staffs. We expect we will need to hire between 50 and 75 additional personnel in all areas during 2000. In addition, we may also need to increase the capacity of our software, hardware and telecommunications systems on short notice. We also will need to manage an increasing number of complex relationships with users, strategic partners, advertisers and other third parties. Our failure to manage growth could disrupt our operations and ultimately prevent us from generating the revenue we expect.

     THE LOSS OF KEY PERSONNEL, INCLUDING MARC GEIGER, DONALD MULLER OR KEITH YOKOMOTO, COULD ADVERSELY AFFECT OUR BUSINESS BECAUSE THESE INDIVIDUALS ARE IMPORTANT TO OUR CONTINUED GROWTH.

     Our future success depends to a significant extent on the continued services of our senior management, particularly Marc Geiger, Donald Muller and Keith Yokomoto. The loss of any of these individuals would likely have an adverse effect on our business. Competition for personnel throughout our industry is intense and we may be unable to retain these key employees or attract, integrate or retain other highly qualified employees in the future. We have in the past experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. If we do not succeed in attracting new personnel or retaining and motivating our current personnel, our business could be adversely affected.

     IF WE DO NOT REALIZE THE ANTICIPATED BENEFITS OF POTENTIAL FUTURE ACQUISITIONS, OUR BUSINESS COULD BE SERIOUSLY HARMED AND OUR STOCK PRICE COULD FALL.

     We regularly evaluate, in the ordinary course of business, potential acquisitions of, or investments in, complementary businesses, products and technologies. If we are presented with appropriate opportunities, we intend to actively pursue these acquisitions and/or investments. We may not, however, realize the anticipated benefits of any acquisition or investment. If we buy a company, we could have difficulty in assimilating that company's other personnel, technology, operations or products into our operations. In addition, the key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. Acquisitions or business combinations could also cause us to issue equity securities that would dilute your percentage ownership in us, incur debt or assume contingent liabilities and take large immediate or future write-offs or charges, including amortization of goodwill or compensation expense. Each of these results could materially and adversely affect our business and adversely affect the price of our common stock.

     IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, OUR COMPETITIVE POSITION COULD BE HARMED OR WE COULD BE REQUIRED TO INCUR EXPENSES TO ENFORCE OUR RIGHTS.

     We rely upon common-law trademark rights that arise from our commercial use of the ARTISTdirect, ARTISTdirect Agency, UBL, Ultimate Band List, iMusic and Kneeling Elephant Records brand names, and the respective associated domain names, and the ARTISTdirect logo. We seek to protect our trademarks, copyrights and other proprietary rights by registration and other means, but these actions may be inadequate. ARTISTdirect has trademark applications pending in several jurisdictions, but our registrations may not be accepted or may be preempted by third parties and/or we may not be able to register our trademarks in all jurisdictions in which we intend to do business. We generally enter into confidentiality or license agreements with our employees, consultants and corporate partners, and generally control access to and distribution of our proprietary information.

     The steps we have taken may not prevent misappropriation of our proprietary rights, particularly in foreign countries where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States. If third parties were to use or otherwise misappropriate our copyrighted materials, trademarks or other proprietary rights without our consent or approval, our competitive position could be harmed, or we could become involved in litigation to enforce our rights. In addition, policing unauthorized use of our content, trademarks and other proprietary rights could be very expensive, difficult or impossible, particularly given the global nature of the Internet.

     OUR ACCESS TO COPYRIGHTED CONTENT DEPENDS UPON THE WILLINGNESS OF CONTENT OWNERS TO MAKE THEIR CONTENT AVAILABLE.

     The music content available on the ARTISTdirect Network is typically comprised of copyrighted works owned or controlled by multiple third parties. Most of the content on ARTISTchannels is either owned or licensed by the artist. On other parts of the ARTISTdirect Network, depending on the nature of the content and how we use the music content, we typically license such rights from publishers, record labels, performing rights societies or artists. We frequently either do not have written contracts or have short-term contracts with copyright owners, and, accordingly, our access to copyrighted content depends upon the willingness of such parties to continue to make their content available. If the fees for music content increase substantially or if significant music content becomes unavailable, our ability to offer music content could be materially limited.

     We have not obtained a license for some of the content offered on the ARTISTdirect Network, including links to other music-related sites and thirty-second streamed song samples, because we believe that a license is not required under existing law. However, this area of law remains uncertain and may not be resolved for a number of years. When this area of law is resolved, we may be required to obtain licenses for such content, alter or remove the content from our Web sites and be forced to pay potentially significant financial damages for past conduct.

     INTELLECTUAL PROPERTY CLAIMS AGAINST US COULD BE COSTLY AND COULD RESULT IN THE LOSS OF SIGNIFICANT RIGHTS.

     Third parties may assert trademark, copyright, patent and other types of infringement or unfair competition claims against us. If we are forced to defend against any such claims, whether they are with or without merit or are determined in our favor, we may face costly litigation, loss of access to, and use of, content, diversion of technical and management personnel, or product shipment delays. As a result of such a dispute, we may have to develop non-infringing technology or enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may be unavailable on terms acceptable to us, or at all. While we have resolved all such disputes in the past, we may not be able to do so in the future. If there is a successful claim of infringement against us and we are unable to develop non-infringing technology or license the infringed or similar technology or content on a timely basis, it could harm our business.

     In addition, we rely on third parties to provide services enabling our online product sales transactions, including credit card processing, order fulfillment and shipping. We could become subject to infringement actions by third parties based upon our use of intellectual property provided by our third-party providers. It is also possible that we could become subject to infringement actions based upon the content licensed from third parties. Any such claims or disputes could subject us to costly litigation and the diversion of our financial resources and technical and management personnel. Further, if our efforts to enforce our intellectual property rights are unsuccessful or if claims by third parties against ARTISTdirect, the UBL and iMusic are successful, we may be required to change our trademarks, alter or remove content, pay financial damages, or alter our business practices. These changes of trademarks, alteration of content, payment of financial damages or alteration of practices may adversely affect our business.

     WE MAY BE UNABLE TO ACQUIRE NECESSARY WEB DOMAIN NAMES.

     We may be unable to acquire or maintain Web domain names relating to our brand or to specific ARTISTchannels in the United States and other countries in which we may conduct business. We currently hold various relevant domain names, including the "artistdirect.com," "ubl.com," "imusic.com" and "downloadsdirect.com" domain names. The acquisition and maintenance of domain names generally is regulated by governmental agencies and their designees and is subject to change. The relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we could be unable to prevent third parties from acquiring or using domain names that infringe or otherwise decrease the value of our brand name, trademarks and other proprietary rights.

     IF OUR ONLINE SECURITY MEASURES FAIL, WE COULD LOSE VISITORS TO OUR SITES AND COULD BE SUBJECT TO CLAIMS FOR DAMAGE FROM OUR USERS, CONTENT PROVIDERS, ADVERTISERS AND MERCHANTS.

     Our relationships with consumers would be adversely affected and we may be subject to claims for damage if the security measures that we use to protect their personal information, especially credit card numbers, are ineffective. We rely on security and authentication technology that we license from third parties to perform real-time credit card authorization and verification with our bank. We cannot predict whether events or developments will result in a compromise or breach of the technology we use to protect a customer's personal information.

     Our infrastructure is vulnerable to unauthorized access, physical or electronic computer break-ins, computer viruses and other disruptive problems. Internet service providers have experienced, and may continue to experience, interruptions in service as a result of the accidental or intentional actions of Internet users, current and former employees and others. Anyone who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. Security breaches relating to our activities or the activities of third-party contractors that involve the storage and transmission of proprietary information could damage our reputation and our relationships with our content providers, advertisers and merchants. We also could be liable to our content providers, advertisers and merchants for the damages caused by such breaches or we could incur substantial costs as a result of defending claims for those damages. We may need to expend significant capital and other resources to protect against such security breaches or to address problems caused by such breaches. Our security measures may not prevent disruptions or security breaches.

     WE MAY BE SUBJECT TO LIABILITY IF PRIVATE INFORMATION PROVIDED BY OUR USERS WERE MISUSED.

     Our privacy policy discloses how we use individually identifiable information that we collect. This policy is displayed and accessible throughout the ARTISTdirect Network. Despite this policy, however, if third persons were able to penetrate our network security or otherwise misappropriate our users' personal information or credit card information, we could be subject to liability. We could also be subject to liability for claims for unauthorized purchases with credit card information, impersonation or other similar fraud claims, or other misuses of personal information, such as for unauthorized marketing purposes. These claims could result in costly and time-consuming litigation.

     CHANGES IN LAWS OR REGULATIONS MAY ADVERSELY AFFECT OUR ABILITY TO COLLECT DEMOGRAPHIC AND PERSONAL INFORMATION FROM USERS AND COULD AFFECT OUR ABILITY TO ATTRACT ADVERTISERS.

     Legislatures and government agencies have adopted and are considering adopting laws and regulations regarding the collection and use of personal information obtained from individuals when accessing Web sites. For example, Congress recently enacted the Children's Online Privacy Protection Act, which restricts the ability of Internet companies to collect information from children under the age of 13 without their parents' consent. In addition, the Federal Trade Commission and state and local authorities have been investigating Internet companies regarding their use of personal information. Our privacy programs may not conform with laws or regulations that are adopted. In addition, these legislative and regulatory initiatives may adversely affect our ability to collect demographic and personal information from users, which could have an adverse effect on our ability to provide advertisers with demographic information.

     The European Union has adopted a directive that imposes restrictions on the collection and use of personal data. The directive could impose restrictions that are more stringent than current Internet privacy standards in the United States. If this directive were applied to us, it could prevent us from collecting data from users in European Union member countries or subject us to liability for use of information in contravention of the directive. Other countries have adopted or may adopt similar legislation. We could incur additional expenses if new regulations regarding the use of personal information are introduced or if government authorities choose to investigate our privacy practices. See "Business -- Governmental Regulation" on page 60 for more information on governmental regulation issues applicable to our business.

     WE MAY BE ADVERSELY IMPACTED IF THE SOFTWARE, COMPUTER TECHNOLOGY AND OTHER SYSTEMS WE USE ARE NOT YEAR 2000 COMPLIANT.

     The risks posed by Year 2000 issues could adversely affect our business in a number of ways. Although we believe that our internal systems and technology are Year 2000 compliant and have not experienced any Year 2000 issues to date, we currently do not have, and do not plan to develop, a contingency plan to address any problems caused by Year 2000 issues. Software and hardware from third parties that have been integrated into our systems may need to be updated or replaced, which may be time consuming and expensive. We rely on a number of third parties to support and operate our Web sites. In addition, our distribution providers and suppliers, including our accounting services provider, depend on their own information technology systems and on the systems of their vendors.

     Failures or interruptions of our systems or those of third parties because of Year 2000 problems could seriously damage our business and our relationships with our content, distribution and technology providers, advertisers and users. Failures, interruptions or other service problems due to Year 2000 could result in lost revenue, increased operating costs and loss of significant user traffic. Governmental agencies, public utilities, Internet service providers and others that we rely on or that our customers rely on and which we do not control may not be Year 2000 compliant. This could result in systemic failures beyond our control, such as a prolonged Internet, telecommunications or electrical failure, and prevent us from providing our content or reduce user traffic.

     WE HAVE A CONTINGENT LIABILITY OF UP TO $27.0 MILLION AS A RESULT OF A RESCISSION OFFER WE INTEND TO MAKE DUE TO OUR ISSUANCES OF SECURITIES IN VIOLATION OF SECURITIES LAWS.

     As of the date of this prospectus, we have issued shares or options to purchase shares of our common stock to our employees and to artists and their managers and advisors. Due to the nature of the persons who received these shares and options in addition to our employees and the total number of shares and options issued to them and our employees, the issuance of these shares and options did not comply with the requirements of Rule 701 under the Securities Act, or any other available exemptions from the registration requirements of Section 5 of the Securities Act, and may not have qualified for any exemption from qualification under California securities laws either.

     Beginning approximately 180 days after the date of this prospectus, we intend to make a rescission offer to all these persons pursuant to a registration statement filed under the Securities Act and pursuant to California securities law. In the rescission offer, we will offer to repurchase from these persons all shares issued directly to these persons or pursuant to option exercises by these persons before the expiration of the rescission offer registration statement, at the purchase or exercise price paid for these shares, plus interest at the rate of 10% per year from the date of issuance until the rescission offer expires. To comply with California securities law, we will also offer to repurchase all unexercised options issued to such persons at 20% of the option exercise price multiplied by the number of shares subject to such options, plus interest at the rate of 10% per year from the date of issuance until the rescission offer expires. The rescission offer will expire approximately 30 days after the effectiveness of the rescission offer registration statement.

     We could be required to pay up to approximately $17.5 million plus the total amount of interest on that amount as described above based on the number of shares which have already been issued or which may be issued pursuant to vested unexercised options before the rescission offer period expires and the number of outstanding options which will not be exercisable throughout the rescission offer period. We currently expect to use a portion of the net proceeds of this offering to fund any requested repayment. The Securities Act does not expressly provide that a rescission offer will terminate a purchaser's right to rescind a sale of stock, which was not registered under the Securities Act as required. Accordingly, should any offerees reject the rescission offer, we may continue to be contingently liable under the Securities Act for the purchase price of their shares and options which were not issued in compliance with the Securities Act or California securities laws. In this case, based on the number of shares and options issued as of December 31, 1999, we could be liable for a total amount of up to $27.0 million plus interest.

     As of the date of this prospectus, we are not aware of any claims for rescission against us. If we are required to repurchase all of the shares subject to the rescission offer, our operating results and liquidity during the period in which such repurchase occurs could be adversely affected.

RISKS RELATED TO OUR INDUSTRY

     WE MAY BE SUED FOR CONTENT AVAILABLE OR POSTED ON OUR WEB SITES OR PRODUCTS SOLD THROUGH OUR WEB SITES.

     We may be liable to third parties for content published on our Web sites and other Web sites where our syndicated content appears if the music, artwork, text or other content available violates their copyright, trademark or other intellectual property rights or if the available content is defamatory, obscene or pornographic. Those types of claims have been brought, sometimes successfully, against Web site operators in the past. We also may be liable for content uploaded or posted by our users on our Web sites, such as digitally distributed music files, postings on our message boards, chat room discussions and copyrightable works. In addition, we could have liability to some of our content licensors for claims made against them for content available on our Web sites. We also could be exposed to these types of claims for the content that may be accessed from our Web sites or via links to other Web sites or for products sold through our Web site. While we have resolved all of these types of claims made against us in the past, we may not be able to do so in the future. We intend to implement measures to reduce exposure to these types of claims, but such measures may not be successful and may require us to expend significant resources. Any litigation as a result of defending these types of claims could result in substantial costs and damages. Our insurance may not adequately protect us against these types of claims or the costs of their defense or payment of damages.

     THE EFFECTIVENESS OF THE INTERNET FOR ADVERTISING IS UNPROVEN, WHICH MAY DISCOURAGE SOME ADVERTISERS FROM ADVERTISING ON OUR SITES.

     Our future depends in part on an increase in the use of the Internet and other forms of digital media for advertising. The Internet advertising market is new and rapidly evolving, and we cannot yet gauge the effectiveness of advertising on the Internet as compared to traditional media. As a result, demand for Internet advertising is uncertain. Many advertisers have little or no experience using the Internet for advertising purposes. The adoption of Internet advertising, particularly by companies that have historically relied upon traditional media for advertising, requires the acceptance of a new way of conducting business, exchanging information and advertising products and services. Such customers may find advertising on the Internet to be undesirable or less effective than traditional advertising media for promoting their products and services. If the Internet advertising market fails to fully develop or develops more slowly than we expect, our business could be adversely affected. In addition, the market for advertising on other forms of digital media, such as broadband distribution, is even less developed than Internet advertising, and if that market does not develop, our growth may be limited.

     IF CURRENT STANDARDS TO MEASURE THE EFFECTIVENESS OF ADVERTISING ON THE INTERNET DO NOT DEVELOP, OUR ABILITY TO ATTRACT AND RETAIN ADVERTISERS COULD BE ADVERSELY IMPACTED.

     There are currently few, well established standards to measure the effectiveness of advertising on the Internet and other digital media, and the absence of these standards could adversely impact our ability to attract and retain advertisers. Currently available software programs that track Internet usage and other tracking methodologies are rapidly evolving, but such standard measurements may never develop. In addition, the development of such software or other methodologies may not keep pace with our information needs, particularly to support the growing needs of our internal business requirements and advertising clients.

     SOFTWARE PROGRAMS THAT PREVENT OR LIMIT THE DELIVERY OF ADVERTISING MAY SERIOUSLY DAMAGE OUR ABILITY TO ATTRACT AND RETAIN ADVERTISERS.

     A number of "filter" software programs have been developed which limit or prevent advertising from being delivered to an Internet user's computer. This software could adversely affect the commercial viability of Internet advertising. These programs attempt to blank out, or block, banner and other advertisements. To date, such programs have not had a material adverse impact on our ability to attract and retain advertisers or caused us to fail to meet the terms of our advertising agreements. These programs may, however, have these effects on us in the future. Widespread adoption of this type of software would seriously damage our ability to attract and retain advertisers.

     WE MAY NEED TO CHANGE THE MANNER IN WHICH WE CONDUCT OUR BUSINESS IF GOVERNMENT REGULATION INCREASES.

     There are currently few laws or regulations that specifically regulate communications or commerce on the Internet. Laws and regulations may be adopted in the future, however, that address issues such as user privacy, pricing, taxation, content, copyrights, distribution, security, and the quality of products and services. For example, the Telecommunications Act sought to prohibit transmitting certain types of information and content over the Web. Several telecommunications companies have petitioned the Federal Communications Commission to regulate Internet service providers and online services providers in a manner similar to long distance telephone carriers and to impose access fees on these companies.

Any imposition of access fees could increase the cost of transmitting data over the Internet. In addition, the growth and development of the market for online commerce may lead to more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on us. The United States Congress recently enacted Internet laws regarding children's privacy, copyrights, taxation and the transmission of sexually explicit material. The law of the Internet, however, remains largely unsettled, even in areas where there has been some legislative action. Moreover, it may take years to determine the extent to which existing laws relating to issues such as property ownership, libel and personal privacy are applicable to the Web. Any new, or modifications to existing, laws or regulations relating to the Web could adversely affect our business.

     Prohibition and restriction of Internet content and commerce could reduce or slow Internet use, decrease the acceptance of the Internet as a communications and commercial medium and expose us to liability. Any of these outcomes could have a material adverse effect on our business, results of operations and financial condition. The growth and development of the market for Internet commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business over the Internet.

     THE INTERNET IS SUBJECT TO RAPID CHANGES, WHICH COULD RESULT IN SIGNIFICANT ADDITIONAL COSTS.

     The market for Internet products and services is characterized by rapid change, evolving industry standards and frequent introductions of new technological developments. These new standards and developments could make our existing or future products or services obsolete. Keeping pace with the introduction of new standards and technological developments could result in significant additional costs or prove difficult or impossible for us. The failure to keep pace with these changes and to continue to enhance and improve the responsiveness, functionality and features of our Web sites could harm our ability to attract and retain users. Among other things, we will need to license or develop leading technologies, enhance our existing services and develop new services and technologies that address the varied needs of our users.

     OUR NET SALES COULD BE ADVERSELY AFFECTED IF WE BECOME SUBJECT TO SALES AND OTHER TAXES.

     If one or more states or any foreign country successfully asserts that we should collect sales or other taxes on the sale of our products, our net sales and results of operations could be harmed. We do not currently collect sales or other similar taxes for physical shipments of goods into states other than California and Florida. However, one or more states may seek to impose sales tax collection obligations on companies, such as ARTISTdirect, which engage in or facilitate online commerce. A number of proposals have been made at the state and local level that would impose additional taxes on the sale of goods and services through the Internet. Such proposals, if adopted, could substantially impair the growth of electronic commerce and could adversely affect our opportunity to derive financial benefit from electronic commerce. Moreover, if any state or foreign country were to successfully assert that we should collect sales or other taxes on the exchange of merchandise on its system, our results of operations could be adversely affected. In addition, any new operations in states outside California could subject our shipments in such states to state sales taxes under current or future laws.

     Legislation limiting the ability of the states to impose taxes on Internet-based transactions has been enacted by Congress. However, this legislation, known as the Internet Tax Freedom Act, imposes only a moratorium ending on October 21, 2001 on state and local taxes on electronic commerce where such taxes are discriminatory and on Internet access unless such taxes were generally imposed and actually enforced before October 1, 1998. Failure to renew this legislation would allow various states to impose taxes on Internet-based commerce.

     OUR SUCCESS DEPENDS ON THE CONTINUED DEVELOPMENT AND MAINTENANCE OF THE INTERNET AND THE AVAILABILITY OF INCREASED BANDWIDTH TO CONSUMERS.

     The success of our business will rely on the continued improvement of the Internet as a convenient means of consumer interaction and commerce, as well as an efficient medium for the delivery and distribution of music. Our business will depend on the ability of our artists and consumers to conduct commercial transactions with us, as well as to continue to upload and download music files, without significant delays or aggravation that may be associated with decreased availability of Internet bandwidth and access to our Web site. This will depend upon the maintenance of a reliable network with the necessary speed, data capacity and security, as well as timely development of complementary products, such as high speed modems, for providing reliable Internet access and services. The failure of the Internet to achieve these goals will reduce our ability to generate significant revenue.

     Our penetration of a broader consumer market will depend, in part, on continued proliferation of high speed Internet access. The Internet has experienced, and is likely to continue to experience, significant growth in the numbers of users and amount of traffic. As the Internet continues to experience increased numbers of users, increased frequency of use and increased bandwidth requirements, the Internet infrastructure may be unable to support the demands placed on it. In addition, increased users or bandwidth requirements may harm the performance of the Internet.

     The Internet has experienced a variety of outages and other delays and it could face outages and delays in the future. These outages and delays could reduce the level of Internet usage as well as the level of traffic, and could result in the Internet becoming an inconvenient or uneconomical source of music and related products and merchandise which would cause our revenue to decrease. The infrastructure and complementary products or services necessary to make the Internet a viable commercial marketplace for the long term may not be developed successfully or in a timely manner. Even if these products or services are developed, the Internet may not become a viable commercial marketplace for the products or services that we offer.

RISKS RELATED TO THE OFFERING


     AFTER THIS OFFERING, OUR EXECUTIVE OFFICERS, DIRECTORS AND MAJOR STOCKHOLDERS WILL BENEFICIALLY OWN APPROXIMATELY 61.5% OF OUR OUTSTANDING COMMON STOCK AND CONSEQUENTLY WILL BE ABLE TO EXERCISE SIGNIFICANT CONTROL OVER ARTISTDIRECT.



     After this offering, executive officers, directors and holders of 5% or more of the outstanding ARTISTdirect common stock together will beneficially own approximately 61.5% of our outstanding common stock. These stockholders would be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying, deterring or preventing a change in control of ARTISTdirect and may make some transactions more difficult or impossible to complete without the support of these stockholders.


     IT MAY BE DIFFICULT FOR A THIRD PARTY TO ACQUIRE OUR COMPANY, AND THIS COULD PREVENT CHANGES IN OUR MANAGEMENT.

     Upon the closing of this offering, we will be subject to the Delaware anti-takeover laws regulating corporate takeovers. These anti-takeover laws prevent a Delaware corporation from engaging in a business combination involving a merger or sale of more than 10% of its assets with any stockholder, including all affiliates and associates of the stockholder, who owns 15% or more of the corporation's outstanding voting stock, for three years following the date that the stockholder acquired 15% or more of the corporation's stock unless:

     - the board of directors approved the transaction where the stockholder acquired 15% or more of the corporation's stock;

     - after the transaction where the stockholder acquired 15% or more of the corporation's stock, the stockholder owned at least 85% of the corporation's outstanding voting stock, excluding shares owned by directors, officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

     - on or after this date, the merger or sale is approved by the board of directors and the holders of at least two-thirds of the outstanding voting stock that is not owned by the stockholder.

     A Delaware corporation may opt out of the Delaware anti-takeover laws if its certificate of incorporation or bylaws so provide. We have not opted out of the provisions of the anti-takeover laws. As such, these laws prohibit or delay mergers or other takeovers or changes of control of ARTISTdirect and may discourage attempts by other companies to acquire us.

     Before the consummation of this offering, we intend to amend and restate our certificate of incorporation and our bylaws to include a number of provisions that may delay, deter or impede hostile takeovers or changes of control or management. These provisions include:

     - our board is classified into three classes of directors as nearly equal in size as possible with staggered three year-terms;

     - the authority of our board to issue up to five million shares of preferred stock and to determine the price, rights, preferences and privileges of these shares, without stockholder approval;

     - all stockholder actions must be effected at a duly called meeting of stockholders and not by written consent;

     - special meetings of the stockholders may be called only by the Chairman of the Board, the Chief Executive Officer or the Board; and

     - the elimination of cumulative voting.

     Our certificate of incorporation and bylaws provide that we will indemnify officers and directors against losses that may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures. These provisions may have the effect of preventing changes in our management.

     OUR COMMON STOCK PRICE MAY BE VOLATILE, WHICH COULD RESULT IN SUBSTANTIAL LOSSES FOR INDIVIDUAL STOCKHOLDERS.

     The market prices of stock for Internet and technology companies, particularly following an initial public offering, frequently reach levels that bear no relationship to the past or present operating performance of such companies. Such market prices may not be sustainable and may be subject to wide variations. If our common stock trades to such levels following this offering, it may thereafter experience a material decline.

     YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION AND PAY A HIGHER PRICE THAN EXISTING STOCKHOLDERS.

     We expect the initial public offering price to be substantially higher than the book value per share of the outstanding common stock immediately after this offering. Accordingly, if you purchase common stock in this offering, you will experience immediate dilution of approximately $7.45 in the book value per share of the common stock, based on an assumed initial public offering price of $11.00 per share. In addition, if outstanding options and warrants to purchase shares of common stock are exercised, investors in this offering could experience further dilution. Existing stockholders paid an average price of $3.68 per share. Please see "Dilution" on page 29 for more information regarding the dilution you will experience.

     WE MAY NOT BE ABLE TO SECURE ADDITIONAL FINANCING TO MEET OUR FUTURE CAPITAL NEEDS.

     We currently anticipate that our available cash resources, without the proceeds from this offering, will be sufficient to meet our anticipated needs for working capital and capital expenditures for the next twelve months. However, if our available cash, the proceeds from this offering and cash flows from operations are insufficient to meet our anticipated needs for working capital and capital expenditures, we will need to raise additional funds to continue our operations, promote our brands, develop new or enhanced services, respond to competitive pressures or make acquisitions. In particular, we intend to spend approximately $30 million for advertising and promoting our brands and network of web sites and approximately $10 million for content production and Web site development. We may be unable to obtain any required additional financing on terms favorable to us, if at all. If adequate funds are not available on acceptable terms, we may be unable to fund our expansion, successfully promote our brands, develop or enhance services, respond to competitive pressures or take advantage of acquisition opportunities, any of which could have a material adverse effect on our business. If we raise additional funds through the issuance of equity securities, our stockholders may experience dilution of their ownership interest, and the newly-issued securities may have rights superior to those of the common stock. If we raise additional funds by issuing debt, we may be subject to limitations on our operations, including limitations on the payment of dividends.

     SUBSTANTIAL SALES OF OUR COMMON STOCK COULD CAUSE OUR STOCK PRICE TO FALL.


     If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options and warrants, in the public market following this offering, the market price of our common stock could fall. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Upon completion of this offering, we will have outstanding 37,296,483 shares of common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options after December 31, 1999. Of these shares, the 5,000,000 shares sold in this offering are freely tradable. This leaves 32,296,483 remaining shares, 20,963,555 of which will be eligible for sale in the public market 180 days after the date of this prospectus. Our directors, officers, existing stockholders and option holders have entered into "lock-up" agreements with respect to 29,393,809 of our shares. These lock-up agreements restrict the resale of the shares of our stock; however, the underwriters may waive the restriction on resale on a case-by-case basis. If they waive this restriction, more shares will be eligible for sale in the public market at an earlier date.

     The following table sets forth the number of shares of common stock available for sale in the public market based on shares outstanding as of December 31, 1999:

                                   APPROXIMATE
                                    NUMBER OF
                                      SHARES
                                   ELIGIBLE FOR
             DATE                  FUTURE SALE                 COMMENT
             ----                  ------------                -------
Date of this prospectus........      5,000,000     Shares sold in this offering
181 days after the date of this
  prospectus...................     20,963,555     Underwriters' lock-up period
                                                   ends. These shares are eligible
                                                   for sale under Rule 144, 144(k)
                                                   or 701.

     SALES OF STOCK TO EMPLOYEES, ARTISTS AND KEY INDIVIDUALS WILL REDUCE YOUR OWNERSHIP PERCENTAGE.

     We seek to attract and retain officers, directors, employees, artists and other key individuals, in part by offering them stock options and other rights to purchase shares of common stock. As of December 31, 1999, we had outstanding options to purchase 6,890,549 shares of our common stock and had reserved a total of an additional 3,432,784 shares for future grants under our three option plans. The exercise of stock options will reduce your percentage ownership in ARTISTdirect.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus.

     In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements.

                                USE OF PROCEEDS

     We estimate that our net proceeds from the sale of 5,000,000 shares of common stock in this offering will be approximately $49.5 million, assuming an initial public offering price of $11.00 per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be $57.2 million. We currently anticipate that our available cash resources combined with the net proceeds from this offering will be sufficient to meet our anticipated needs for working capital and capital expenditures for at least twelve months following the date of this prospectus.

     We plan to use the net proceeds for the following purposes:

     - approximately $30 million for advertising and promoting our brands and network of Web sites to increase consumer traffic;

     - approximately $10 million for content production and Web site development, in particular to develop and launch additional ARTIST channels;

     - approximately $741,000 to repay notes issued to several stockholders in satisfaction of our obligation to make distributions triggered by the merger of ARTISTdirect, LLC into ARTISTdirect, Inc. See "Related Party Transactions -- Debt to Executive Officers and Director" on page 79 for more information on these notes; and

     - general corporate purposes, including working capital.

     The portion available following application to the first three items above may be used to fund the repurchase of our shares tendered in connection with our rescission offer with respect to shares of, or options to purchase, our common stock issued to our employees and our artists and their managers and advisors. The amount required for the repurchase may be up to $17.5 million plus interest, based on the number of options and shares issued as of December 31, 1999. See "Rescission Offer" on page 91 for more information on the rescission offer. A portion of the net proceeds may also be used for possible acquisitions of complimentary businesses, technologies, product lines or content. We intend to invest the net proceeds in short-term interest-bearing, investment grade securities until we use them.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our capital stock. Our predecessor, ARTISTdirect, LLC, made cash distributions to its members, principally to pay taxes. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business, and we do not expect to pay any cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of December 31, 1999:

     - on an actual basis;

     - on pro forma basis to reflect:

        - the issuance of 1,094,917 shares of Series C preferred stock in January 2000;

        - the filing of an amended and restated certificate of incorporation to provide for authorized capital stock of 150 million shares of common stock and five million shares of undesignated preferred stock;

        - a one-for-four reverse stock split of our common stock and preferred stock to be effected before the closing of this offering;

        - the termination of the put option described in "Related Party Transactions -- Transactions with Scott Blum" on page 80, which will occur upon the closing of this offering; and

        - the automatic conversion of all shares of outstanding preferred stock into shares of common stock upon the closing of this offering at a ratio of one preferred share for one common share; provided that the shares of Series C preferred stock are convertible at a ratio of one preferred share for 1.5827 common shares, based on an assumed initial public offering price of $11.00 per share;

     - on a pro forma as adjusted basis to reflect the pro forma adjustments and the issuance and sale of 5,000,000 shares of common stock at an assumed initial public offering price of $11.00 per share and the application of the net proceeds from the offering, after deducting the underwriting discounts, commissions and estimated offering expenses, as set forth in "Use of Proceeds" on page 26.

     None of the columns set forth below reflects the following:

     - the 1,244,394 shares of common stock issuable upon exercise of warrants, of which 529,303 were exercisable as of December 31, 1999 with a weighted average exercise price of $7.18 per share;

     - the 6,890,549 shares subject to outstanding options under our stock option plans as of December 31, 1999, with a weighted average exercise price of $3.67 per share;


     - approximately 100,000 shares of common stock to be issued as accrued but unpaid dividends on preferred stock subsequent to December 31, 1999;



     - the issuance of up to 900,000 shares of common stock to be issued to acquire Mjuice.com, Inc.;



     - the issuance of up to 62,500 shares of common stock issuable upon the exercise of a warrant issued in March 2000; and



     - the effect of any shares or options repurchased in the rescission offer that we intend to make after the closing of this offering, as described in more detail on page 91 under "Rescission Offer".

     The table below should be read in conjunction with our financial statements and the notes to those financial statements, which are included elsewhere in this prospectus:

                                                             AS OF DECEMBER 31, 1999
                                                    -----------------------------------------
                                                                                   PRO FORMA
                                                     ACTUAL       PRO FORMA       AS ADJUSTED
                                                    --------    --------------    -----------
                                                                 (IN THOUSANDS)
Cash and cash equivalents(1)......................  $ 69,119       $ 84,343        $133,826
                                                    ========       ========        ========
Notes payable.....................................       741            741             741
Redeemable securities:
  Series A redeemable preferred
     securities -- issued and outstanding:
     3,207,815 shares actual; none pro forma and
     pro forma as adjusted........................  $  4,963             --              --
  Series B redeemable preferred
     securities -- issued and outstanding:
     3,750,000 shares actual; none pro forma and
     pro forma as adjusted........................    15,350             --              --
  Series C redeemable preferred
     securities -- issued 7,000,291 shares; none
     outstanding actual, pro forma and pro forma
     as adjusted(1)...............................    82,188
  Redeemable common securities -- issued and
     outstanding: 170,443 shares actual; 170,443
     pro forma and pro forma as adjusted(2).......     9,206          6,854           6,854
                                                    --------       --------        --------
     Total redeemable securities..................   111,707          6,854           6,854
                                                    --------       --------        --------
Stockholders' equity:
  Preferred stock, $0.01 par value, no shares
     authorized or issued on actual basis;
     5,000,000 shares authorized, no shares issued
     on a pro forma and pro forma as adjusted
     basis;.......................................        --             --              --
  Common stock, $.01 par value, no shares
     authorized or issued on actual basis;
     150,000,000 shares authorized; 32,296,483
     shares issued on a pro forma basis(1); and
     37,296,483 shares issued on a pro forma as
     adjusted basis...............................       141            323             373
  Additional paid in capital......................    36,688        156,583         206,016
Unearned compensation.............................   (36,976)       (36,976)        (36,976)
Accumulated deficit...............................   (23,598)       (23,598)        (23,598)
                                                    --------       --------        --------
     Total members' and stockholders' equity
       (deficit)..................................   (23,745)        96,332         145,815
                                                    --------       --------        --------
          Total capitalization....................  $ 87,962       $103,186        $152,669
                                                    ========       ========        ========

------------------------
(1) Reflects the issuance of 1,094,917 shares of Series C preferred stock in January 2000 for $15.25 million, and the conversion of all outstanding shares of Series C preferred stock into 11,079,550 shares of common stock upon the consummation of this offering, based on an initial public offering price of $11.00 per share.

(2) The redeemable common securities are 170,443 common securities that were subject to a put option as of December 31, 1999. The put option was granted to the holder in connection with our acquisition of iMusic. The holder has informed us that he does not intend to exercise this option. Accordingly, he will retain ownership of these securities, and the put option will expire on the closing of this offering. In addition redeemable common securities includes options and securities subject to a rescission offer.

                                    DILUTION

     Our pro forma net tangible book value as of December 31, 1999 was approximately $82.9 million or $2.57 per share. Pro forma net tangible book value per share is determined by dividing our pro forma tangible net worth (total tangible assets minus total liabilities) by the pro forma total number of shares of common stock outstanding; the pro forma adjustments give effect to:

     - the issuance of 1,094,917 shares of Series C preferred stock in January 2000;

     - the one-for-four reverse stock split to be effected before the closing of this offering; and

     - the automatic conversion of all shares of outstanding preferred stock into shares of common stock upon the closing of this offering at a ratio of one preferred share for one common share; provided that outstanding shares of Series C preferred stock will convert into 11,079,551 shares of common stock based on an assumed initial offering price of $11.00 per share.

     Assuming the sale of the 5,000,000 shares of common stock offered by us at an assumed initial public offering price of $11.00 per share, and after deducting the underwriting discounts, commissions and estimated offering expenses, our pro forma net tangible book value as of December 31, 1999 would have been approximately $132.4 million, or $3.55 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $0.98 per share to existing stockholders and an immediate dilution of $7.45 per share to new investors purchasing shares at the initial public offering price. The following table illustrates this dilution per share:

Assumed initial public offering price per share.............           $11.00
  Pro forma net tangible book value per share as of December
     31, 1999...............................................  $2.57
  Increase in pro forma net tangible book value per share
     attributable to new investors..........................   0.98
                                                              -----
Pro forma net tangible book value per share after the
  offering..................................................             3.55
                                                                       ------
Dilution per share to new investors.........................           $ 7.45
                                                                       ======

     The following table summarizes on a pro forma basis, after giving effect to the January 2000 Series C preferred stock issuance, as of December 31, 1999, the number of shares of common stock purchased from us by existing stockholders and new investors, the total consideration paid to us and the average price per share paid after giving effect to the offering. The calculation is based on an assumed initial public offering price of $11.00 per share, before deducting estimated underwriting discounts, commissions and offering expenses.

                                SHARES PURCHASED            TOTAL CONSIDERATION         AVERAGE
                            -------------------------    --------------------------    PRICE PER
                              NUMBER       PERCENTAGE       AMOUNT       PERCENTAGE      SHARE
                            -----------    ----------    ------------    ----------    ---------
Existing stockholders.....   32,296,483       86.6%      $118,833,000       68.4%       $ 3.68
New investors.............    5,000,000       13.4         55,000,000       31.6         11.00
                            -----------      -----       ------------      -----
          Total...........   37,296,483      100.0%      $173,833,000      100.0%
                            ===========      =====       ============      =====

     The foregoing table excludes 10,323,333 shares of common stock reserved for issuance under our stock option plans, of which 6,890,549 were subject to outstanding options as of December 31, 1999 at a weighted average exercise price of $3.67 per share, shares issued after December 31, 1999 upon exercise of outstanding options, and 1,244,394 shares of common stock issuable upon exercise of warrants outstanding as of December 31, 1999 at a weighted average exercise price of $6.71 per share.

                UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

     The following unaudited pro forma consolidated financial data has been derived by applying pro forma adjustments to the historical financial statements of ARTISTdirect and its subsidiaries for the period indicated. The historical financial statements of ARTISTdirect represent the operations of ARTISTdirect, LLC for the period from January 1, 1999 to October 5, 1999 (which was the period before the conversion to a C corporation), and ARTISTdirect, Inc. from October 6, 1999 to December 31, 1999 (which was the period after the conversion to a C corporation). The adjustments are described in accompanying notes.

     The unaudited pro forma consolidated statement of operations for the year ended December 31, 1999 gives effect to:

     - our acquisition of the 80% interest of iMusic we did not own; and

     - our acquisition of the interests in The Ultimate Band List, LLC we did not own.

as if each occurred at the beginning of the period.

     The unaudited pro forma consolidated statement of operations is not necessarily indicative of the operating results that would have been achieved had the transactions been in effect as of the beginning of the period presented and should not be construed as being representative of future operating results.

     The historical financial statements of ARTISTdirect and its subsidiaries, Inc. are included elsewhere in this prospectus and the unaudited pro forma consolidated financial data presented herein should be read in conjunction with those financial statements and related notes.

                      ARTISTDIRECT, INC. AND SUBSIDIARIES

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                 (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)


                                                          YEAR ENDED DECEMBER 31, 1999
                                                 ----------------------------------------------
                                                   ARTISTDIRECT
                                                 AND SUBSIDIARIES
                                                    ACTUAL(A)        ADJUSTMENTS     PRO FORMA
                                                 ----------------    -----------    -----------
Net revenue
  Online product sales.........................     $    5,282         $    --      $    5,282
  Advertising and other........................          2,910              63(d)        2,973
  Agency commissions...........................          1,304              --           1,304
  Record label.................................            778              --             778
                                                    ----------         -------      ----------
          Total net revenue....................         10,274              63(d)       10,337
Cost of revenue................................         10,240              20(d)       10,260
                                                    ----------         -------      ----------
          Gross profit.........................             34              43              77
Operating expense:
  Product development..........................          1,815              --           1,815
  Sales and marketing..........................         13,222               2(d)       13,224
  General and administrative...................         10,319              52(d)       10,371
  Amortization of stock-based compensation.....         30,304              --          30,304
  Depreciation and amortization................          2,509           1,160(c)        3,669
                                                    ----------         -------      ----------
          Loss from operations.................        (58,135)         (1,171)        (59,306)
Income from equity investment..................             50              --              50
          Interest income, net.................            281              --             281
                                                    ----------         -------      ----------
          Loss before provision for income
             tax...............................        (57,804)         (1,171)        (58,975)
Provision for income tax(b)....................             --              --              --
                                                    ----------         -------      ----------
          Net income (loss)....................     $  (57,804)        $(1,171)     $  (58,975)
                                                    ==========         =======      ==========
Basic and diluted net loss per share for period
  from October 6, 1999 to December 31, 1999....     $    (1.66)
Weighted average shares outstanding used in
  computing basic and diluted net loss per
  share for period from October 6, 1999 to
  December 31, 1999............................     14,177,463
Pro forma basic and diluted net loss per
  share........................................     $    (2.96)                     $    (3.02)
Weighted average shares outstanding used in
  computing pro forma basic and diluted net
  loss per share...............................     19,502,437                      19,523,743(e)
                                                    ==========

       NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(a) Includes the operations of ARTISTdirect, Inc. (for the period from October 6, 1999 through December 31, 1999), ARTISTdirect, LLC, its predecessor entity (for the period from January 1, 1999 through October 5, 1999) and the following subsidiaries: ARTISTdirect Agency, LLC, Kneeling Elephant Records, LLC, The Ultimate Band List, LLC, ARTISTdirect New Media, LLC, and iMusic, Inc. For The Ultimate Band List, LLC, all of the entity's losses have been allocated to the majority interest due to its funding of the operations. The results of iMusic, Inc. are included from the date of acquisition of the remaining 80% interest that we did not already own.

(b) On October 6, 1999, ARTISTdirect, LLC was merged into ARTISTdirect, Inc. The transaction was a merger of entities under common control and, accordingly, it has been accounted for on the historical cost basis. Before the merger, we operated as a limited liability company and did not incur federal and state income taxes. Federal and state income taxes attributable to income during such periods were incurred and paid directly by the members. The Company is now taxed as a corporation. No impact of the merger is reflected on the statement of operations since we have incurred operating losses to date, and we have recorded a full valuation allowance for the deferred tax asset. The valuation allowance is based on management's consideration of historical and projected future taxable income.

(c) In February 1999, The Ultimate Band List, LLC acquired the remaining 80% of iMusic, Inc. that it did not already own. iMusic, Inc. operates a Web site that provides music-related content. The acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price has been allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their respective fair values on the acquisition date. The total purchase price of $2.5 million consisted of a 2% redeemable interest in The Ultimate Band List, LLC with an estimated fair value of $2.2 million, a cash payment of $110,000, and the assumption of approximately $180,000 in liabilities, resulting in excess purchase price over net tangible assets acquired of $2.4 million. In May 1999, ARTISTdirect, LLC acquired the interests of the minority unit holders of The Ultimate Band List, LLC, which included the redeemable interest issued in connection with the iMusic acquisition, in exchange for common interests in ARTISTdirect, LLC. The acquisition of the minority interests was accounted for using the purchase method of accounting. The fair value of the consideration given was $13.9 million, which resulted in excess purchase price over net tangible assets acquired of $13.1 million. The adjustments reflect the additional amortization expense for total goodwill resulting from the iMusic acquisition and purchase of the interests of The Ultimate Band List, LLC that ARTISTdirect, LLC did not own, using a five year estimated useful life for the applicable period. The acquisitions were structured as tax free exchanges of securities; therefore, the differences between the recognized fair values of acquired assets, including intangible assets, and their historical tax bases are not deductible for tax purposes.

(d) The adjustments reflect the inclusion of the operations of iMusic, Inc. from January 1, 1999 through the date of the acquisition.

(e) Reflects the pro forma weighted average common stock and common stock equivalent shares outstanding and resulting in basic and diluted net loss per share giving effect to:

    - increase in outstanding shares resulting from inclusion of redeemable common shares issued in connection with the iMusic acquisition, assuming such shares are not redeemed and common shares issued in the acquisition of the UBL minority interest as if such shares were outstanding from January 1, 1999;

    - automatic conversion of our redeemable preferred stock into common stock upon the consummation of this offering;

    - the one-for-four reverse stock split to be effected before the closing of this offering as though it had occurred on January 1, 1999; and

    - the issuance of common stock as accrued dividends on redeemable preferred stock.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data presented below for the period from August 8, 1996 (inception) to December 31, 1996, for the years ended December 31, 1997, 1998, 1999 and as of December 31, 1996, 1997, 1998, and 1999
are derived from our audited financial statements.

     You should read the financial data presented below together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes included in this prospectus.

                                                     PERIOD FROM
                                                    AUGUST 8, 1996
                                                     (INCEPTION)
                                                          TO             YEAR ENDED DECEMBER 31,
                                                     DECEMBER 31,     -----------------------------
                                                         1996          1997     1998        1999
                                                    --------------    ------   -------   ----------
                                                    (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net revenue:
  Online product sales............................       $ --         $  269   $ 1,548   $    5,282
  Advertising and other...........................         --             95       552        2,910
  Agency commissions..............................         --            974     1,917        1,304
  Record label....................................         --            550       565          778
                                                         ----         ------   -------   ----------
     Total net revenue............................         --          1,888     4,582       10,274
Cost of revenue...................................         --            608     2,515       10,240
                                                         ----         ------   -------   ----------
     Gross profit.................................         --          1,280     2,067           34
Operating expense:
  Product development.............................         --             78       589        1,815
  Sales and marketing.............................         10            196     1,395       13,222
  General and administrative......................         13          1,442     2,545       10,319
  Stock-based compensation(1).....................         --             --     3,828       30,304
  Depreciation and amortization...................          5             21        59        2,509
                                                         ----         ------   -------   ----------
     Loss from operations.........................        (28)          (457)   (6,349)     (58,135)
Income from equity investment.....................         --             --         2           50
Interest income (expense), net....................         --             (3)       29          281
                                                         ----         ------   -------   ----------
     Net loss.....................................       $(28)        $ (460)  $(6,318)  $  (57,804)
                                                         ====         ======   =======   ==========
Pro forma basic and diluted net loss per share....                                       $    (2.96)
                                                                                         ==========
Weighted average shares used in computing pro
  forma basic and diluted net loss per share(2)...                                       19,502,437
                                                                                         ==========

                                                                 AS OF DECEMBER 31,
                                                    ---------------------------------------------
                                                        1996         1997     1998        1999
                                                    ------------    ------   -------   ----------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents.........................      $ 80        $  167   $ 1,940   $   69,119
Working capital...................................       (20)         (526)    1,079       67,730
Goodwill and intangibles, net.....................        --            16        45       13,415
Total assets......................................       173           314     3,412       98,600
Total redeemable securities.......................        --            --     5,135      111,707
Total members' and stockholders' equity
  (deficit).......................................        72          (412)   (3,436)     (23,745)

-------------------------
(1) Stock-based compensation is comprised of sales and marketing expense of $0 and $8,551 in 1998 and 1999, respectively, and general and administrative expense of $3,828 and $21,753 in 1998 and 1999, respectively.

(2) See Note 3 to notes to consolidated financial statements for an explanation of the determination of the number of shares and share equivalents used in computing pro forma per share amounts.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with our consolidated financial statements and the notes to those financial statements included elsewhere in this prospectus. The following discussion contains forward-looking statements that involve risks and uncertainties. The statements are based on current expectations and actual results could differ materially from those discussed herein. Factors that could cause or contribute to the differences are discussed in "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     We are an online music company that connects artists directly with their fans worldwide. We provide music entertainment through our ARTISTdirect Network, an integrated network of Web sites offering multi-media content, music news and information, community around shared music interests, and music-related commerce. As of December 31, 1999, ARTISTdirect featured 79 unique, artist-owned ARTISTchannels, and had signed agreements to launch channels with an additional 26 artists. The ARTISTdirect Network also features the UBL, a music search engine on the Web, iMusic, a popular online community where fans exchange music interests and commentary and DOWNLOADSdirect, a feature that allows users to download music and upload music and other information to the ARTISTdirect Network. We also operate a music talent agency, the ARTISTdirect Agency, and manage a traditional record label, Kneeling Elephant Records.

     ARTISTdirect was organized as a California limited liability company in August 1996 and conducts operations through a group of affiliated limited liability companies. From inception through December 1996, our primary activities consisted of developing our business model, recruiting and training employees and developing our infrastructure. During 1997, our operations consisted primarily of the ARTISTdirect Agency and the Kneeling Elephant Records label. In July 1997, we formed a joint venture to own a controlling interest in UBL, LLC.

     In September 1997, we launched our first ARTISTchannel. In June 1998, we expanded content offerings on the UBL and added an online retail store now known as the ARTISTdirect Superstore. Also in June 1998, we launched our second ARTISTchannel and, by the end of 1998, we had nine ARTISTchannels in operation.

     In February 1999, ARTISTdirect acquired all of the outstanding capital stock of iMusic, Inc. The purchase consideration for iMusic was approximately $2.5 million, including $110,000 in cash, a redeemable put option valued at approximately $2.2 million and the assumption of approximately $180,000 in liabilities. The acquisition was accounted for as a purchase. The purchase price has been largely allocated to goodwill, which will be amortized over five years.

     In May 1999, we engaged in an exchange transaction in which all membership interests in UBL, LLC that we did not own were exchanged for membership interests in ARTISTdirect, LLC. The value of the consideration given was approximately $13.9 million and the transaction was accounted for as a purchase. The purchase price has been largely allocated to goodwill, which will be amortized over five years.


     In July 1999, we officially launched the ARTISTdirect Network, integrating the UBL and iMusic Web sites with our ARTISTchannels. Since 1997, our revenue mix has shifted from primarily agency commissions and record label revenue to electronic commerce revenue and online advertising, and we expect this trend to continue, particularly with respect to record label revenue, which we expect to continue decreasing as a percentage of our total revenue in the future.


     ARTISTdirect has incurred cumulative net losses of $64.6 million from inception to December 31, 1999 of which approximately $35.9 million represented stock-based compensation expense. We expect our net losses to increase and to continue for the foreseeable future. We plan to expend significant resources developing our ARTISTdirect Network, building our brands, increasing our traffic, expanding our operations, enhancing and acquiring content, and improving our technology infrastructure. We have a limited operating history on which to base an evaluation of our business and prospects. Our prospects must be considered in light of the risks, expenses, and difficulties encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets, such as electronic commerce. See "Risk Factors" beginning on page 9 for a more complete description of the many risks we face. Our business is evolving rapidly, and therefore we believe that period-to-period comparisons of our operating results are not meaningful and should not be relied upon as an indication of future performance.

     On October 6, 1999, ARTISTdirect, LLC merged into ARTISTdirect, Inc. Before that time, we operated as a group of limited liability companies and did not incur federal and state income taxes, other than iMusic, which is a Washington corporation that we acquired in February 1999. Federal and state income taxes attributable to income during such periods were incurred and paid directly by the members. Accordingly, no discussion of income taxes is included in "Results of Operations" beginning on page 37. Any tax benefit attributable to losses generated before our conversion will not be available to us. As a Delaware corporation, we are fully subject to federal and state income taxation.

     REVENUE

     We generate revenue from three sources: the ARTISTdirect Network, the ARTISTdirect Agency, and Kneeling Elephant Records. Substantially all of our revenue is generated in cash. Less than 1% of our revenue for the year ended December 31, 1999 was barter revenue.

     Revenue from the ARTISTdirect Network, including the ARTISTchannels, the UBL, iMusic, DOWNLOADSdirect and the ARTISTdirect Superstore, consists primarily of online product sales and advertising revenue as described below:

     - Online product sales revenue includes the sale of music and related merchandise, such as apparel, collectibles and accessories, through our ARTISTchannels and the ARTISTdirect Superstore. We recognize the gross amount of product sales and shipping revenue upon shipment of the item and record appropriate reserves for product returns. We have experienced seasonality with respect to our online product sales. In particular, our online product sales in December have, on average, been higher than in other months. We believe that this trend may continue for the foreseeable future.

     - Advertising revenue consists primarily of sales of banner advertisements and sponsorships. In sales of banner advertisements, we principally earn revenue based on the number of impressions or times an advertisement appears on pages viewed within our Web sites. Our banner advertising commitments generally range from one to three months. Banner advertising revenue is recognized ratably over the period in which the advertising is displayed, provided no significant obligations remain and collection of the receivable is probable. We typically guarantee a minimum number of impressions to the advertiser. To the extent that minimum guaranteed page deliveries are not met, we defer recognition of the corresponding revenue until the guaranteed impressions are delivered. We also sell to advertisers sponsorship of a Web page or event for a specified period of time. We recognize sponsorship revenue over the period in which the sponsored page or event is displayed. To the extent that committed obligations under sponsorship agreements are not met, revenue recognition is deferred until the obligations are met.

     Revenue from the ARTISTdirect Agency consists primarily of commissions generated on tour and event bookings of artists represented by the agency. Agency commission revenue is recognized at the time of the event. Agency commission revenue fluctuates depending on touring schedules of major artists represented by the agency. Touring schedules are subject to seasonality, with summer typically being a more active period.

     Revenue from Kneeling Elephant Records is generated from overhead advances and from royalties earned on albums sold by artists signed to the label. We recognize royalties at the time the releases are shipped to the retailer. Reserves are established for possible returns.

     COST OF REVENUE

     Cost of revenue consists primarily of the product cost of music and music-related merchandise, credit card fees, fulfillment and shipping costs, payments to our artists for their share of net proceeds, Web site maintenance expenses, content acquisition costs, payroll and related expenses for staff involved in Web site maintenance, content programming and the ARTISTdirect Agency, and amortization of non-cash compensation expense related to vendor warrants and ARTISTchannel stock options granted to artists and their advisors in connection with opening their ARTISTchannels. Artist royalties are based on electronic commerce and advertising revenue generated from their ARTISTchannels. Web site maintenance costs include personnel-related costs, software consulting costs, Internet hosting charges, and networking costs.

     In connection with the amortization of vendor warrants and ARTISTchannel stock options granted through December 31, 1999, we recorded non-cash compensation expense of approximately $1.8 million for the year ended December 31, 1999. We expect to grant additional equity instruments in the future related to ARTISTchannels. Due to these equity grants, we expect to record substantial non-cash compensation expense into the foreseeable future.

     OPERATING EXPENSE

     Product Development. Product development expense consists primarily of expenses required to design and develop our Web sites and underlying technology infrastructure. These expenses primarily include payments to third-party service vendors and personnel costs.

     Sales and Marketing. Sales and marketing expense consists primarily of advertising, marketing and promotion expenses incurred to promote our Web sites and our brands, plus payroll and related expenses for personnel engaged in advertising sales, business development, marketing and customer service activities.

     General and Administrative. General and administrative expense consists of payroll and related expenses for executive and administrative personnel, professional services expenses, facilities expenses, travel and other general corporate expenses.

     Amortization of Stock-based Compensation. We recorded a total of $34.1 million of stock-based compensation expense for the period from inception through December 31, 1999 in connection with equity granted to employees, directors, professional firms and artists during this period. We expect to grant additional options for promotional services in the future. We recorded amortization of stock-based compensation expense of $30.3 million during the year ended December 31, 1999. We also anticipate granting additional equity securities in the future to employees, directors and artists.

     Depreciation and Amortization. Depreciation and amortization expense consists of the depreciation of fixed assets and the amortization of acquired intangible assets. The acquisitions of iMusic and the minority interest of the UBL were accounted for using the purchase method of accounting and, accordingly, the purchase prices have been allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their fair values on the acquisition dates. Substantially all of the purchase price of these transactions is attributable to the acquired intangible assets. As a result, the aggregate excess purchase price over the net tangible assets has been estimated to be $15.5 million and will be amortized over five years, the expected estimated average useful life of these assets. These non-cash charges will significantly affect our reported operating results over the next several years.

     INTEREST INCOME AND EXPENSE

     Interest income consists of earnings on our cash and cash equivalents, and interest expense consists of interest associated with short-term borrowings.

RESULTS OF OPERATIONS

     Operations in 1996 were limited and consisted primarily of start-up operations of ARTISTdirect. Accordingly, we believe that year-to-year comparisons between 1996 against 1997 are not meaningful.

FISCAL YEARS ENDED DECEMBER 31, 1999 AND 1998

     NET REVENUE

     Net revenue increased to $10.3 million in the year ended December 31, 1999 from $4.6 million in the same period of 1998. The increase was primarily due to an increase in online product sales revenue to $5.3 million from $1.5 million, reflecting additional ARTISTchannels plus contributions from the ARTISTdirect Superstore. Advertising and other revenue also increased to $2.9 million from $552,000, reflecting an increase in the page views generated by our Web sites plus a significant increase in sales of sponsorships. Commission revenue from the ARTISTdirect Agency decreased from $1.9 million to $1.3 million, due primarily to a decrease in the touring activity of the agency's artists.

     COST OF REVENUE

     Direct cost of product revenue increased to $5.1 million in the year ended December 31, 1999 from $1.5 million for the same period of 1998. This $3.6 million increase corresponded with the increase in online product sales revenue and was primarily attributable to a related $2.4 million increase in royalties payable to artists and $1.1 million increase in transaction costs. Other cost of revenue increased to $5.1 million in 1999 from $1.0 million in 1998. This $4.1 million increase was primarily due to a $2.0 million increase in Web site hosting and maintenance costs and $1.8 million of non-cash expense for the amortization of warrants issued to vendors and options issued to artists and their advisors related to our rights to operate ARTISTchannels. In total, in 1999 we recorded non-cash compensation charges of $15.5 million and such amount will be amortized to cost of revenue over the life of the contract periods associated with the warrants and options. Our overall gross profit margin decreased to 0.3% of net revenue for the year ended December 31, 1999 from 45% of net revenue for the year ended December 31, 1998, due to a higher proportion of online product sales revenue, which has lower gross margin than our other sources of revenue, and the increased costs detailed above.

     OPERATING EXPENSE

     Product Development. Product development expense increased to $1.8 million for the year ended December 31, 1999 from $589,000 for the same period in 1998. This increase was primarily attributable to fees paid to third party service vendors relating to the development of the new ARTISTdirect Network Web site, which launched in July 1999.

     Sales and Marketing. Sales and marketing expense increased to $13.2 million for the year ended December 31, 1999 from $1.4 million for the same period in 1998. The increase was primarily attributable to a significant increase in online and offline advertising, promotion and sponsorship. In addition, personnel and related expenses increased as we added to our advertising sales and marketing staffs. We intend to continue to pursue an aggressive branding and marketing campaign and, therefore, expect sales and marketing expenses to increase significantly in future periods.

     General and Administrative. General and administrative expense increased to $10.3 million for the year ended December 31, 1999 from $2.5 million for the year ended December 31, 1998. This increase was primarily attributable to a $3.0 million increase in personnel and related expenses and a $2.0 million increase in outside professional services expenses. We expect general and administrative expense to increase as we expand our staff to support our growth strategy and incur the higher costs of operating as a public company.

     Amortization of Stock-based Compensation. We recorded a total of $30.3 million of stock-based compensation expense for the year ended December 31, 1999 in connection with stock issuances to employees, directors, professional firms and artists for promotional services which are being treated as variable stock compensation. Stock-based compensation for the comparable period in 1998 was $3.8 million, primarily in connection with stock issuances to employees, directors and professional firms.

     Depreciation and Amortization. Depreciation and amortization expense increased to $2.5 million for the year ended December 31, 1999 from approximately $59,000 in the same period of 1998. This increase was primarily attributable to the amortization of the goodwill associated with the acquisition of iMusic and the minority interest in the UBL.

     NET LOSS

     Net loss increased to $57.8 million in the year ended December 31, 1999 compared to $6.3 million in the year ended December 31, 1998. The increase in the net loss can be primarily attributed to a $26.5 million increase in the amortization of stock-based compensation, $11.8 million increase in sales and marketing expense, $7.8 million increase in general and administrative expense, $2.5 million increase in depreciation and amortization expense and $2.0 million decrease in gross profit due to increased expenditures for Web site hosting, maintenance and content compared with the prior year.

FISCAL YEARS ENDED DECEMBER 31, 1998 AND 1997

     NET REVENUE

     Net revenue increased to $4.6 million for the fiscal year ended December 31, 1998 from $1.9 million for the fiscal year ended December 31, 1997. The increase was primarily attributable to a $1.3 million increase in online product sales revenue and a $943,000 increase in ARTISTdirect Agency commission revenue. The increase in online product sales revenue resulted primarily from the June 1998 introduction of the ARTISTdirect Superstore and the addition of ten ARTISTchannels during 1998. The increase in ARTISTdirect Agency commission revenue reflects a significant increase in touring activity by major artists represented by the agency.

     COST OF REVENUE

     Cost of revenue increased to $2.5 million for the fiscal year ended December 31, 1998 from $608,000 for the fiscal year ended December 31, 1997. This increase corresponded with the increase in online product sales revenue and was primarily attributable to higher direct costs of merchandise sold, additional Web site maintenance expenses and an increase in personnel and related expenses. Our gross profit margin decreased to 45% of net revenue for the fiscal year ended December 31, 1998 from 68% of net revenue for the fiscal year ended December 31, 1997. The margin decline primarily reflects an increase in online product sales revenue, which has a lower gross margin than other sources of revenues.

     OPERATING EXPENSE

     Product Development. Product development expense increased to $589,000 for the fiscal year ended December 31, 1998 from $78,000 for fiscal year ended December 31, 1997. The $511,000 increase was primarily attributable to increased staffing and fees paid to third-party vendors for development costs related to the expanded content offerings on the UBL and new ARTISTchannels.

     Sales and Marketing. Sales and marketing expense increased to $1.4 million for the fiscal year ended December 31, 1998 from $196,000 for the fiscal year ended December 31, 1997. This $1.2 million increase was primarily attributable to the expansion of our online and offline advertising, as well as to increased personnel and related expenses required to implement our marketing strategy.

     General and Administrative. General and administrative expense increased to $2.5 million for the fiscal year ended December 31, 1998 from $1.4 million for the fiscal year ended December 31, 1997. This $1.1 million increase was primarily attributable to increased personnel and related expenses associated with the hiring of additional personnel and increased professional services expenses.

     Amortization of Stock-based Compensation. Amortization of stock-based compensation expense was $3.8 million for the fiscal year ended December 31, 1998. There was no stock-based compensation expense in the fiscal year ended December 31, 1997.

     Depreciation and Amortization. Depreciation and amortization expense increased to $59,000 for the fiscal year ended December 31, 1998 from $21,000 in the same period of 1997. This increase is primarily attributable to the amortization associated with fixed asset purchases during 1998.

     NET LOSS

     Net loss increased to $6.3 million for the fiscal year ended December 31, 1998 from $460,000 for the fiscal year ended December 31, 1997. The increase in the net loss can be primarily attributed to the $3.8 million amortization of stock-based compensation expense in 1998 as well as the $.5 million increase in product development, $1.2 million increase in sales and marketing, and $1.1 million increase in general and administrative expense compared with the prior year.

SEGMENT OPERATIONS

     ARTISTdirect provides music entertainment products and services through the following three reportable segments:

     - ARTISTdirect Network -- music-related Web site operations;

     - Talent Agency -- artist booking operations; and

     - Record Label -- record label operations.

     The factors for determining reportable segments were based on service and products. Each segment is responsible for executing a segment-specific business strategy. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. ARTISTdirect evaluates performance based on profit or loss from operations before income taxes. The following table summarizes the net revenue, cost of revenue, gross profit, operating expense, and operating income (loss) by segment for the years ended December 31, 1999, 1998 and 1997.

                                                              YEAR ENDED DECEMBER 31,
                                                            ----------------------------
                                                            1997      1998        1999
                                                            -----    -------    --------
                                                                   (IN THOUSANDS)
ARTISTDIRECT NETWORK
  Net revenue:
     Online product sales.................................  $ 269    $ 1,548    $  5,282
     Advertising and other................................     95        552       2,910
                                                            -----    -------    --------
       Total net revenue..................................    364      2,100       8,192
  Cost of revenue:
     Direct cost of product sales.........................    262      1,505       5,091
     Other cost of revenues...............................    172        735       4,488
                                                            -----    -------    --------
       Total cost of revenue..............................    434      2,240       9,579
                                                            -----    -------    --------
  Gross profit (loss).....................................    (70)      (140)     (1,387)
  Operating expense.......................................    670      5,116      56,513
                                                            -----    -------    --------
  Loss from operations....................................   (740)    (5,256)    (57,900)
                                                            -----    -------    --------
TALENT AGENCY
  Net revenue.............................................  $ 974    $ 1,917    $  1,304
  Cost of revenue.........................................    174        259         432
                                                            -----    -------    --------
  Gross profit............................................    800      1,658         872
  Operating expense.......................................    603      2,287         850
                                                            -----    -------    --------
  Income (loss) from operations...........................    197       (629)         22
                                                            -----    -------    --------
RECORD LABEL
  Net revenue.............................................  $ 550    $   565    $    778
  Cost of revenue.........................................     --         16         229
                                                            -----    -------    --------
  Gross profit............................................    550        549         549
  Operating expense.......................................    464      1,013         806
                                                            -----    -------    --------
  Income (loss) from operations...........................     86       (464)       (257)
                                                            -----    -------    --------

TOTAL LOSS FROM OPERATIONS................................  $(457)   $(6,349)   $(58,135)
                                                            =====    =======    ========

     Segment income (loss) from operations excludes interest income, interest expense, and provision for income tax.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth unaudited quarterly results of operations for the six most recent quarters ended December 31, 1999. This unaudited quarterly information has been derived from our unaudited financial statements and, in our opinion, includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods covered. The quarterly data should be read in conjunction with our financial statements and related notes. The operating results for any quarter are not necessarily indicative of the operating results for any future period.

                                                                  QUARTER ENDED
                                ----------------------------------------------------------------------------------
                                SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
                                    1998            1998         1999        1999         1999            1999
                                -------------   ------------   ---------   --------   -------------   ------------
                                                                  (IN THOUSANDS)
Net revenue:
  Online product sales........     $   444        $   744       $ 1,016    $ 1,154      $  1,331        $  1,781
  Advertising and other.......         128            218           381        508           777           1,244
  Agency commissions..........       1,338            135           130        161           371             642
  Record label................         138            137           171        161           273             173
                                   -------        -------       -------    -------      --------        --------
         Total net revenue....       2,048          1,234         1,698      1,984         2,752           3,840
Cost of revenue...............         677          1,241         1,296      1,653         2,707           4,584
                                   -------        -------       -------    -------      --------        --------
         Gross profit
           (loss).............       1,371             (7)          402        331            45            (744)
Operating expense:
  Product development.........          99            253           191        440           397             787
  Sales and marketing.........         419            603           777      1,760         2,901           7,784
  General and
    administrative............         590            747         1,308      1,929         2,385           4,697
  Amortization of stock-based
    compensation..............       1,090          1,450           802      1,115        19,625           8,762
  Depreciation and
    amortization..............          17             17            88        625           841             955
                                   -------        -------       -------    -------      --------        --------
         Loss from
           operations.........        (844)        (3,077)       (2,764)    (5,538)      (26,104)        (23,729)
Income from equity
  investment..................          --              2            33         --            --              17
Interest income (expense),
  net.........................          (1)            45            12         65            90             114
                                   -------        -------       -------    -------      --------        --------
         Net loss.............     $  (845)       $(3,030)      $(2,719)   $(5,473)     $(26,014)       $(23,598)
                                   =======        =======       =======    =======      ========        ========

     Our quarterly operating results have fluctuated in the past and may fluctuate significantly in the future due to a variety of factors, many of which are outside of our control. We believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance.

LIQUIDITY AND CAPITAL RESOURCES

     From our inception in August 1996 through July 1998, we financed our operations and growth entirely from internally generated cash flow and capital contributions from founders. Since July 1998, we have raised $117.4 million through private sales of preferred securities, including the sale of an aggregate of $97.5 million of Series C preferred stock in December 1999 and January 2000.

     Net cash used in operating activities was $26.0 million for the year ended December 31, 1999, and $2.3 million for the fiscal year ended December 31, 1998. Net cash used in operating activities for each of these periods primarily consisted of net losses, partially offset by increases in accounts payable and accrued expenses. Net cash provided by operating activities was $312,000 for the fiscal year ended December 31, 1997.

     Net cash used in investing activities was $4.4 million for the year ended December 31, 1999, and $514,000 and $101,000 for the fiscal years ended December 31, 1998 and 1997, respectively. Net cash used in investing activities for each of these periods consisted of purchases of fixed assets, primarily computer equipment and systems, totaling $3.5 million for the year ended December 31, 1999 and $141,000 for the year ended December 31, 1998.

     Net cash provided by financing activities was $97.6 million for the year ended December 31, 1999, and $4.6 million for the fiscal year ended December 31, 1998. Net cash provided by financing activities during each of these periods primarily consisted of cash proceeds from the following issuances of preferred securities:

     - Between July 1998 and December 1998, we issued 3,207,815 shares of Series A preferred securities in exchange for an aggregate purchase price of $4.9 million.

     - In May 1999, we issued 3,750,000 shares of Series B preferred securities in exchange for an aggregate purchase price of $15.0 million.

     In December 1999, we issued an aggregate of 5,905,374 shares of Series C preferred shares for a total purchase price of $82.25 million. In addition, in January 2000 we issued 1,094,917 shares of Series C preferred stock for $15.25 million. All of the Series C preferred shares will be automatically converted into 11,079,551 shares of common stock upon the closing of this offering based upon an initial offering price of $11.00 .

     As of December 31, 1999, we had $69.1 million of cash and cash equivalents, excluding cash held for clients. As of that date, our principal commitments consisted of obligations outstanding under operating leases and employment contracts. In November 1999, we reinstated two lines of credit totalling $5.0 million with Republic Bank California N.A. Interest on amounts outstanding under these credit facilities accrues at the bank's base rate plus 1% per annum and is payable monthly. The amounts outstanding under these credit facilities are personally guaranteed by several of our officers and directors and are due on demand. No amounts are currently outstanding under the credit facilities.

     Although we have no material commitments for capital expenditures, we anticipate a substantial increase in our capital expenditures and lease commitments in connection with anticipated growth in operations and infrastructure. Furthermore, we will need to spend significant amounts for sales and marketing, advertising and promoting our brands, content development and technology and infrastructure development. We will need to expend funds to add personnel in all areas.


     We currently anticipate that our available cash resources, without the proceeds from this offering, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for the next 12 months. In addition, we currently anticipate that the net proceeds from this offering, together with our current cash, cash equivalents, short-term investments and credit facilities, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 18 months. Although we do not currently have any specific material capital commitments beyond such 18-month period, if we are unsuccessful in generating sufficient cash flow from operations, we may need to raise additional funds in future periods through public or private financings, or other arrangements to fund our operations and potential acquisitions. If any additional financing is needed, we might not be able to raise capital on reasonable terms or at all. Failure to raise capital when needed could seriously harm our business and operating results. If additional funds are raised through the issuance of equity securities, the percentage of ownership of our stockholders would be reduced. Furthermore, these equity securities might have rights, preferences or privileges senior to our common stock. We currently do not have any plans for future equity offerings.

YEAR 2000

     Many existing computer programs use only two digits to identify a year. These programs were designed and developed without addressing the impact of the recent change in the century. If not corrected, many computer software applications could fail or create erroneous results, at or beyond the Year 2000. We use software, computer technology and other services internally developed and provided by third-party vendors that may fail due to the Year 2000 phenomenon. For example, we depend on third parties to process our customers' credit card payments, host our servers, maintain our network, deliver orders to customers, and provide fulfillment and accounting services.

     We have completed the process of reviewing the Year 2000 compliance of our internal software and performing any necessary remediation. This review included testing to determine how our systems will function at and beyond the Year 2000 and updating our software where required for Year 2000 compliance. Substantially all of the systems for the operation of our Web site have been developed within the last three years. These systems include the software used to provide our Web sites' search, customer interaction, and transaction processing and distribution functions, as well as monitoring and back-up capabilities. Based upon our work to date, the fact that most of our systems were recently developed, and the fact that we have not experienced any Year 2000 issues to date, we believe that our internal software is Year 2000 compliant. We have not, and do not, expect to incur any material remediation expenses to update our internal systems.

     We have completed our assessment of the Year 2000 readiness of our third-party supplied software, computer technology and other services, which include software for use in our accounting, database and security systems. This assessment included an audit of their software as well as performing necessary remediation. The failure of such software or systems to be Year 2000 compliant could have a material adverse impact on our corporate accounting functions and the operation of our Web site. As part of the assessment of the Year 2000 compliance of these systems, we sought assurances from these vendors that their software, computer technology and other services are year 2000 compliant. We have received written assurances from our software vendors regarding the Year 2000 compliance of their software. We have also received written assurances from most of our third party service providers, stating that they planned to become Year 2000 compliant before December 31, 1999. To date, our expenses associated with this assessment have not been material and we do not expect to incur any material remediation expenses in connection with our third-party supplied software and computer systems. The failure of our software and computer systems and of our third-party suppliers to be Year 2000 complaint would have a material adverse effect on us.

     The Year 2000 readiness of the general infrastructure necessary to support our operations is more difficult to assess. For instance, we depend on the integrity and stability of the Internet to provide our services. We also depend on the Year 2000 compliance of the computer systems and financial services used by consumers. Thus, the infrastructure necessary to support our operations consists of a network of computers and telecommunications systems located throughout the world and operated by numerous unrelated entities and individuals, none of which has the ability to control or manage the potential Year 2000 issues that may impact the entire infrastructure. Our ability to assess the reliability of this infrastructure is limited and relies solely on generally available news reports, surveys and comparable industry data. Based on these sources, we believe most entities and individuals that rely significantly on the Internet are carefully reviewing and attempting to remediate issues relating to Year 2000 compliance, but it is not possible to predict whether these efforts will be successful in reducing or eliminating the potential negative impact of Year 2000 issues. A significant disruption in the ability of consumers to reliably access the Internet or portions of it or to use their credit cards would have an adverse effect on demand for our services and would have a material adverse effect on us.

     To date, we have not experienced any Year 2000 issues. We do not have, and do not plan to develop, a contingency plan to address situations that may result if we or our vendors are unable to achieve Year 2000 compliance. The cost of developing and implementing such a plan, if necessary, could be material. Any failure of our material systems, our vendors' material systems or the Internet to be Year 2000 compliant could have material adverse consequences for us. Such consequences could include difficulties in operating our Web site effectively, taking product orders, making product deliveries or conducting other fundamental parts of our business.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     The Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," in June 1997. SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income includes all changes in members' equity, except those arising from transactions with members, and includes net income and net unrealized gains or losses on securities. There is no impact on our financial statements as a result of the implementation of SFAS No. 130.

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position No. 98-1, "Software for Internal Use," which provides guidance on accounting for the cost of computer software developed or obtained for internal use. SOP No. 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. The adoption of SOP 98-1 did not have a material impact on the financial statements.

     In April, 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-Up Activities." The statement is effective for fiscal years beginning after December 15, 1998. The statement requires costs of start-up activities and organization costs to be expensed as incurred. We are required to adopt SOP 98-5 for the year ended December 31, 1999. The adoption of SOP 98-5 is not expected to have a material impact on our consolidated financial statements.

     The Financial Accounting Standards Board recently issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000 (as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective date of FASB Statement No. 133"). SFAS 133 establishes accounting and reporting standards for derivative instruments and hedging activities by requiring that all derivative instruments be reported as assets or liabilities and measured at their fair values. Under SFAS 133, changes in the fair values of derivative instruments are recognized immediately in earnings unless those instruments qualify as hedges of the (1) fair values of existing assets, liabilities, or firm commitments, (2) variability of cash flows of forecasted transactions, or (3) foreign currency exposures on net investments in foreign operations. We are required to adopt SFAS No. 133 for the quarter ended September 30, 2000. The adoption of SFAS No. 133 is not expected to have a material impact on our consolidated financial statements.

                                    BUSINESS

OVERVIEW

     We are an online music company that connects artists directly with their fans worldwide. We provide music entertainment through our ARTISTdirect Network, an integrated network of Web sites offering multi-media content, music news and information, community around shared music interests, and music-related commerce. As of December 31, 1999, ARTISTdirect featured 79 unique, artist-owned ARTISTchannels, and had signed agreements to launch channels with an additional 26 artists. The ARTISTdirect Network also features the UBL, a music search engine on the Web, iMusic, a popular online community where fans exchange music interests and commentary and DOWNLOADSdirect, a feature which allows users to download music and upload music and other information to the ARTISTdirect Network. During December 1999, users viewed more than 60 million pages in our ARTISTdirect Network.

     - ARTISTchannels -- customized Web sites that we build, operate and maintain on behalf of each of our artists, directly linking artists and fans. These sites provide artists with a unique opportunity to control the programming, promotion and distribution of a broad range of their products and services. Artists share in revenue generated by their ARTISTchannel. These sites also provide consumers with a single destination to access a large selection of artist-specific music, merchandise and content. A selection of artists with ARTISTchannels includes:

      Aerosmith                   Chris Cornell               Metallica
      Backstreet Boys             Cypress Hill                Ozzy Osbourne
      Beastie Boys                Def Leppard                 Tom Petty
      Beck                        Kenny G                     Red Hot Chili Peppers
      Clint Black                 Korn                        Robbie Williams
      Cher                        Limp Bizkit                 The Who

     - The Ultimate Band List -- a comprehensive online music search engine and resource for music information. The UBL provides information on more than 95,000 artists across numerous musical genres, featuring news, concert information, artist biographies, album reviews, contests, promotions, music samples and downloads. The UBL also offers links to thousands of other Web sites in the online music community;

     - iMusic -- a highly trafficked music-oriented online community providing chats, message boards and fan clubs relating to specific artists and general music topics. iMusic allows fans to communicate with others around the world to share interests and commentary about their favorite music and artists. iMusic also serves as a platform for fans to interact directly with their favorite artists through hosted chats and fan conferences that we organize periodically;

     - The ARTISTdirect Superstore -- a retail site offering over 200,000 music titles and a wide selection of artist merchandise. The ARTISTdirect Superstore complements the ARTISTchannels by offering music and merchandise from a wider range of artists; and

     - DOWNLOADSdirect -- a feature which enables users to download music from the ARTISTdirect Network. Users can also upload their music and other information to the ARTISTdirect Network, making such content available to other users.

     We also operate a music talent agency, the ARTISTdirect Agency and manage a traditional record label, Kneeling Elephant Records, which, when combined with the ARTISTdirect Network, allow us to provide a full range of traditional and online services to artists. Marc Geiger, our Chief Executive Officer, Don Muller, our President of ARTISTdirect Agency and Kneeling Elephant Records, Steve Rennie, our

President of the UBL and Nick Turner, our Vice President, ARTISTchannels, have 18, 14, 20 and 20 years of experience, respectively, in the music industry. We believe that our management team's extensive music industry experience and its understanding of the needs of artists and music consumers provide us with a distinct advantage in pursuing opportunities arising from the convergence of the music industry and the Internet.

STRATEGIC RELATIONSHIPS

     In November and December 1999, we entered into strategic relationships with four of the five major music companies: Universal Music Group, Inc., BMG Entertainment, Sony Music, and Time Warner Inc. We also entered into strategic relationships with an affiliate of Cisneros Television Group, a leading pay television content provider in Latin America, and Yahoo!, a leading global Internet company. These companies invested an aggregate of $97.5 million cash in ARTISTdirect in connection with these strategic relationships and represent four of the five major music companies, who together accounted for 74.6% of U.S. music albums shipped in the year ended December 31, 1999.

     UNIVERSAL MUSIC GROUP

     Our agreement with Universal Music Group has a term of three years and provides us with the right to use, on a non-exclusive basis, content related to Universal's artists as this material is generally made available to other companies. This material may include music and music-related content such as new releases, music videos, music audio samples, cybercasts, photographs, album covers, concert film clips, biographical information, promotional merchandise and similar materials. Universal will also, from time to time, provide to us the right to license special content such as exclusive or semi-exclusive cybercasts and chats with Universal's artists. The fee for this content will be negotiated on a case-by-case basis. We are required to purchase a minimum of $1.0 million of content each year, and an aggregate of $4.0 million of content over the term of the agreement from Universal pursuant to the agreement. We will provide Universal with marketing support, including advertising, marketing services, data, data analyses and other promotional services on terms to be negotiated. Universal is required to purchase a minimum of $1.0 million marketing support each year, and an aggregate of $4.0 million of marketing support over the term of the agreement from us. Universal also invested $30.0 million in connection with this strategic relationship.

     BMG ENTERTAINMENT

     Our agreement with BMG Entertainment has a term of three years and provides us with the right to use, on a non-exclusive basis, content related to BMG's artists as this material is generally made available to other online music companies. This material may include music and music-related content such as new releases, electronic press kits, music audio samples, cybercasts, photographs, album covers, concert film clips, biographical information, promotional merchandise and similar materials. BMG will also make available to us special content such as exclusive or semi-exclusive cybercasts, chats with BMG artists and digital downloads. The fee for this content will be negotiated on a case-by-case basis. BMG will have the right to designate a specified number of its artists' Web sites to be integrated into the UBL search engine and to designate a specified number of its artists to be featured on our Web site. We will also provide BMG with marketing support, including advertising, marketing services, data, data analyses and other promotional services on terms to be negotiated. In addition, we will work with BMG to create a series of links between our Web sites and BMG's Web sites. BMG also invested $15.0 million in connection with this strategic relationship.

     SONY MUSIC ENTERTAINMENT

     Our agreement with Sony Music Entertainment has a term of two years and provides us with a limited license to use audio and video excerpts and front album cover artwork owned by Sony. Sony will consider reasonable requests from us regarding promotions involving Sony artists that have an ARTISTchannel with us. We are required to provide, on each of our Web sites that contains a recording by, or video of, a Sony artist, an active link to the artist's Web site or to the ARTISTchannel for that particular artist. We are also required to provide Sony with usage and sales information related to Sony recordings. Sony also invested $15.0 million connection with this strategic relationship.

     TIME WARNER AND MAVERICK RECORDING COMPANY

     We entered into two-year Webcasting, video license, audio sample and marketing agreements with both Time Warner and Maverick Recording Company. The Webcasting agreements provide us with a limited non-exclusive license to transmit their sound recordings and display associated album cover art, in each case, subject to specified conditions. We will pay a transmission fee for each transmission. The video license agreements provide us with a limited non-exclusive license to use Time Warner's and Maverick's videos on a revenue sharing and per-use basis. The audio sample agreements provide us with non-exclusive licenses to use audio samples of up to 30 seconds in length for promotional purposes. The marketing agreements require Time Warner and Maverick to make the UBL their preferred non-commerce music search engine on their Web sites, and we are required to prominently feature their artist sites and advertisements in connection with search results from the UBL pertaining to their respective artists. Time Warner also invested $14.0 million and Maverick invested $1.0 million in connection with this strategic relationship.

     CISNEROS TELEVISION GROUP

     We have agreed to establish a 50/50 joint venture with affiliates of Cisneros Television Group to develop an Internet music portal featuring content and e-commerce opportunities targeted to Spanish and Portuguese speaking audiences in Latin America and the United States. We will provide technical expertise and content and an affiliate of Cisneros Television Group will provide content and advertising and promotional support. In particular, we are obligated to contribute licenses to our proprietary software, provide technical assistance, sign a specified number of artists to operate their Web sites for the joint venture and to contribute or obtain content with respect to a specified number of artists. An affiliate of Cisneros Television Group is required to provide access to its media distribution channels, advertising, and licenses to some of its programming.

     The initial term of the venture is for fifty years and may be extended for additional ten-year periods. Both of us may also be required to make capital contributions from time to time on a pro-rata basis. An affiliate of Cisneros Television Group will receive a fee for providing management and back-office services for the first two years of the agreement. Data generated by the joint venture will be licensed to both us and an affiliate of Cisneros Television Group for a fee and content created or acquired by the joint venture will be licensed to both us and an affiliate of Cisneros Television Group on a royalty-free basis. After the thirtieth month of the agreement, an affiliate of Cisneros Television Group will have the right to cause a roll-up of the joint venture so that the affiliate's equity interests in the joint venture are exchanged for our common stock on a fair market value basis. The shares of our common stock that Cisneros Television Group's affiliate receives in the roll-up will be subject to the registration rights agreement discussed on page 80. An affiliate of Cisneros Television Group invested $20.0 million in ARTISTdirect in connection with this strategic relationship.

     YAHOO!

     We have a two-year advertising and promotion agreement with Yahoo!, pursuant to which we will purchase media placement on Yahoo! and be one of the two premier music merchants featured on certain pages in Yahoo!'s music site. Yahoo! is required to deliver a minimum number of impressions, or page views, throughout its music and other selected sites, and will deliver a minimum number of targeted e-mail messages to its users containing our promotional offers. In exchange for these services, we will pay Yahoo! a slotting fee, a portion of which will be paid in the form of in-kind co-marketing opportunities. In addition, we entered into a two-year agreement to participate in Yahoo!'s Remote Merchant Integration Program. This agreement allows us to market our music and merchandise offerings through Yahoo!'s Shopping pages pursuant to a revenue-sharing arrangement with Yahoo! We also issued Yahoo! a warrant to purchase shares of our common stock. See "Description of Capital
Stock -- Warrants" on page 91 for more information on this warrant.

DISTRIBUTION AND CONTENT RELATIONSHIPS

     GO NETWORK

     In December 1999, we entered into an eighteen-month co-marketing agreement with ABC News Internet Ventures, an affiliate of The Walt Disney Company. Under the agreement, we provide distribution on the ARTISTdirect Network of selected content developed by Wall of Sound, a music-oriented web site owned and operated by ABC News Internet Ventures, and selected content developed by us is distributed in the music area of the GO Network (http://wallofsound.go.com). Each party's selected content may contain links back to its Web site. Over the term of the agreement, should one party receive traffic from the other party's site significantly in excess of the traffic it directs to the other party's site, the agreement provides for the delivery of advertising inventory to compensate for the shortfall.

     CHUMCITY INTERNATIONAL

     In November 1999, we entered into a strategic alliance agreement and a three-year programming license agreement with CHUMcity International Ltd., a member of the CHUM group. The strategic alliance agreement contemplates that the parties will collectively produce a series of music events which they will jointly own and exploit. Under the programming license agreement, we are allowed access to CHUM's music library for exploitation over the Internet. This license is not exclusive and is subject to limitations imposed by CHUM's existing obligations to third parties. We will pay CHUM a fixed license fee over the term of the programming license agreement.

INDUSTRY BACKGROUND

     THE MUSIC INDUSTRY

     Music is one of the most popular forms of entertainment worldwide and a multi-billion dollar consumer industry. According to the International Federation of the Phonographic Industry, worldwide sales of recorded music were $38.7 billion in 1998, 34% of which were in the United States. Concert tours also generate significant revenue for the music industry. Pollstar estimates that the total gross ticket sales for major concerts in North America were approximately $1.3 billion in 1998. In addition, the music industry generates substantial advertising, sponsorship, promotional and merchandise revenue related to music events and individual artists.

     The music industry identifies artists and develops, promotes and distributes their content. The high cost associated with development, promotion and distribution has led artists to rely on third parties such as record labels, merchandisers and tour promoters. Consequently, artists have had limited ability to control how they are marketed to consumers, to identify and communicate directly with their fans and to maximize their economic participation in all available revenue streams.

     The experience of the typical music consumer has been fragmented and inefficient. Music consumers have had to search a variety of media to find music news and information and have had to purchase compact discs, tickets and merchandise through different retail channels. Goods, such as apparel and other artist merchandise, have been difficult to find and frequently available only at concerts or selected retail outlets. For music fans, opportunities to interact with their favorite artists and fellow enthusiasts have been limited.

     THE INTERNET OPPORTUNITY

     The Internet has emerged as a platform that allows millions of people worldwide to deliver and receive information rapidly, create virtual communities around shared interests and engage in electronic commerce. This has made the Internet an important new medium for music, dramatically altering the way consumers search for, discover, listen to and purchase music. The Internet offers:

     - efficient reach to a worldwide audience;

     - convenient access to a vast offering of musical content and services;

     - ongoing flexibility to tailor products and services to consumer interests and market dynamics;

     - digital distribution of music;

     - consumer personalization of the music experience; and

     - timely collection of customer preferences and demographics for targeted advertising and promotion.

     Artists have begun to view the Internet as a platform to gain greater control over the programming, promotion and distribution of their music and related merchandise and to communicate directly with their fans. Consumers have adopted the Internet to locate music information, share interests and discover and buy music. According to Jupiter Communications, online sales of recorded music in the United States are projected to grow from $327 million in 1999, representing 2.3% of online music sales, to approximately $2.6 billion in 2003, representing 14.0% of online music sales. Forrester Research estimates that approximately 50 million individuals will be capable of downloading and playing digital music by the end of 1999, and by 2003, downloading will add $1.1 billion to the U.S. music industry. Forrester also estimates that 56% of consumers want to communicate with artists directly, and 31% would pay for non-music products from their favorite artists.

     According to the United States Census Bureau, this group of consumers, aged 10 through 34, comprised approximately 95 million individuals in the United States, and according to the Recording Industry Association of America, purchased 60% of the music sold in the United States in 1998. Not surprisingly, the music industry has historically focused its promotional and marketing efforts on this group. According to International Data Corporation, approximately 58% of the 35 million home Internet users at the end of 1998 were from essentially the same demographic group, aged 12 through 34. According to the Internet Advertising Bureau, advertisers on the Internet spent $2.3 billion during the 12 months ended March 30, 1999.

     We believe that the features of the Internet and the common demographics of music consumers and Internet users present an opportunity to reshape the music industry. Artists now have the opportunity to exert greater control over the programming, promotion and distribution of their music and consumers can now search for, discover and purchase music and related merchandise and content at a single destination.

OUR SOLUTION

     BENEFITS TO ARTISTS

     By providing artists with a platform to develop their presence on the Web, we enable artists to assume more creative control over their image, promote their music in innovative ways, interact with their fans, extend their reach and participate in incremental revenue streams. Our benefits to artists include:

     Artist-controlled Online Media Channel. We offer artists an online media presence, the ARTISTchannels, to create, present, promote and distribute their content. The ARTISTchannels include auto-publishing tools, content management features, and capabilities for advertising and direct marketing and electronic commerce. Our technology enables us to quickly launch customized Web sites for our artists. Artists actively collaborate on the design, content and other features of their ARTISTchannels. With continuing advances in broadband technology and standards for digital music distribution, we believe the ARTISTchannels will emerge as the artists' preferred platform for the full range of their content, commerce and community activities on the Internet.

     Closer Relationships with Fans. The ARTISTchannels promote greater fan affinity and loyalty by directly linking artists and fans. Artists can use the ARTISTchannels to provide content and products to fans, including artist news, concert information, music and video programming, exclusive chats, ticket giveaways and fan club activities. Artists can also solicit the views of fans on new music, live performances and music videos. A better understanding of their fans enables artists to develop relevant content for their ARTISTchannels, promote their music more effectively and create new revenue opportunities.

     Access to Traffic from the ARTISTdirect Network. We attract, aggregate and retain consumers within the ARTISTdirect Network through our compelling content and commerce offerings, thereby providing our artists the opportunity to tap into an active community of millions of music fans. The ARTISTchannels can be accessed directly or through the ARTISTdirect Network, allowing artists the opportunity not only to reach their existing audience, but to broaden their fan base as well. As a heavily trafficked music destination on the Internet, we aggregate global consumer traffic, collect targeted fan information and generate incremental revenue from electronic commerce and advertising for the shared benefit of the artist and ARTISTdirect.

     New Revenue Opportunities. We provide artists with a number of incremental revenue opportunities, including from music and related merchandise sales and auctions, advertising and direct marketing. Our sites significantly increase consumers' access to artist merchandise previously available only at concert venues or selected retail locations. We also assist artists in developing original merchandise items for sale through their sites. We believe that our revenue-sharing with artists provides incentives for them to actively promote their ARTISTchannels and the ARTISTdirect Network.

     Direct Marketing Opportunities. We encourage fans to provide identifying information that allows the artists to develop consumer databases through their ARTISTchannels. Artists use this database information to communicate important news, upcoming music releases, live appearances or online events that are targeted to a particular fan base. Data may be also used to develop artist-approved targeted advertising and marketing opportunities. Artists have access to detailed information about how many people visited their sites, listened to or downloaded their music and purchased compact discs. We maintain each artist database and share any revenue generated through its use with the artist.

     New Platform for Digital Distribution. The Internet represents an important new platform for digital music distribution. As the music industry develops standards for secure digital distribution, we are implementing the infrastructure and systems for digital distribution through the ARTISTdirect Network. We currently allow free digital downloads of promotional music and a variety of streaming audio services through the DOWNLOADSdirect area of the ARTISTdirect Network. We have entered into a definitive agreement to acquire Mjuice.com, a Web site offering secure mp3 downloads, some of which are available free and some on a pay basis. We intend to provide artists with a broad array of opportunities to generate revenue from digital music distribution, including pay-per-download, subscription services and advertising or sponsor-supported services.

     BENEFITS TO CONSUMERS

     Our ARTISTdirect Network offers a comprehensive one-stop destination for the music consumer. Our benefits to consumers include:

     Direct Connection to Artists. Our ARTISTchannels provide a unique fan experience. Consumers have access to content specifically created or endorsed by their favorite artists, as well as official artist news and concert information, music, merchandise, special promotions and other benefits. Special promotions have included opportunities to meet artists, concert ticket giveaways, trips to live concerts, online fan conferences with artists, exclusive music downloads and exclusive videos. Consumers can interact with artists and offer direct feedback on new releases, concert performances and videos.

     Comprehensive Music Resource. The ARTISTdirect Network includes the UBL, a comprehensive destination for searching, discovering and enjoying music content. The UBL is an online search engine and database of more than 95,000 artists covering a wide variety of musical genres, organized links to other Internet music resources, news, concert information, artist biographies, album reviews, contests and promotions, music samples and downloads. The UBL is designed to encourage user participation by allowing users to create entries in the artist database and links from the UBL to music sites elsewhere on the Internet. The UBL also includes tools to allow artists to upload content, including biographies, pictures and music for the benefit of their fans.

     Rich Community Features. Our iMusic community site provides chats, message boards, fan clubs and personalization tools relating to both specific artists and more general music topics. Our site enables fans around the world to share interests and commentary about their favorite music and artists and facilitates their discovery of new music. iMusic also serves as a platform for fans to interact directly with their favorite artists through hosted chats and fan conferences.

     Comprehensive Shopping Destination. The ARTISTdirect Network brings together many of the disparate elements of the music shopping experience. Music consumers can purchase and pre-order a full range of recorded music and shop for artist-related merchandise, including some items available only through ARTISTdirect. In addition, our content, downloadable music, weekly specials and auctions enhance the consumer experience. The UBL and iMusic provide relevant information to help consumers make purchasing decisions.

     Access to Online Digital Distribution. We currently allow free digital downloads of promotional music and provide users with a variety of streaming audio services through the DOWNLOADSdirect area of the ARTISTdirect Network, including some content that is available only through ARTISTdirect. As digital distribution becomes commercially viable, we plan to offer consumers many ways to acquire and experience music, including subscription services, pay-per-download and advertising or sponsor-supported services.

BUSINESS STRATEGY

     Our objective is to be the leading provider of music entertainment, information, community and electronic commerce on the Internet. Our strategy is to:

     Add ARTISTchannels Aggressively. We intend to aggressively add ARTISTchannels by continuing to market the benefits of our unique ARTISTchannel model to high-profile artists. We intend to add artists from U.S. and international markets and a variety of music genres. We are currently in discussions with more than 35 additional artists whose popularity makes them excellent candidates for ARTISTchannels. We believe that our ARTISTchannel model, current roster of prominent artists and experienced, artist-oriented management team will enable us to attract additional artists to expand the ARTISTdirect Network.

     Build Brand Awareness Rapidly. We intend to establish ARTISTdirect as the leading brand for online music entertainment. We have achieved our current brand recognition with aggregate advertising expenditures of less than $8.0 million through December, 1999. We intend to increase our marketing expenditures through a television, radio, print and online advertising campaign that features a number of our high-profile artists promoting and endorsing the ARTISTdirect Network. We will continue to encourage our artists to use their album releases, concert tours and personal appearances to promote their ARTISTchannels. Through the ARTISTdirect Agency, we intend to create ARTISTdirect-branded concerts and concert tours that will include both media and venue promotion.

     Enhance Our Users' Experience. We intend to add features and content to the ARTISTdirect Network to enhance our users' experience. We plan to help our users discover new music by providing personalization tools, targeted recommendations, digital downloads and streaming audio and video. For example, we have expanded our digital download area and will seek to provide exclusive downloads from well-known artists. The technologies we will use to add features and content to the ARTISTdirect Network will be based on commercial packages provided by third-party suppliers. We plan to integrate these packages by using the provider's service department, outside consultants and our internal staff, depending on the application.

     Exploit Our Unique Assets. We intend to exploit our uniquely integrated assets, broad reach and experienced, artist-oriented management team to differentiate ourselves from companies with less comprehensive offerings. For example, we aim to:

     - offer selected artists a range of services, including live performance booking through our talent agency; development, marketing and promotion through our record label; and online programming, promotion and distribution through both an ARTISTchannel and the ARTISTdirect Superstore;

     - cross-promote specific ARTISTchannels to the audiences of the UBL and iMusic, as well as to the audiences of other ARTISTchannels;

     - develop branded live events and tours sponsored by advertisers and merchants; and

     - enable advertisers and merchants to deliver their messages to the audience of the entire ARTISTdirect Network or to targeted audiences within the ARTISTdirect Network.

     Pursue Additional Revenue Streams. We intend to increase revenue from existing sources and add new revenue streams. New revenue opportunities include:

     - digital distribution of music: As the music industry develops standards for secure digital distribution, we plan to provide consumers with a variety of products and services that will generate revenue from sales of digital music and subscription fees;

     - database marketing: We plan to derive revenue from our growing databases of consumer information and preferences. Our databases enable us to create affinity groups and frequent buyer programs, promote existing artists more effectively, and assist advertisers and merchants in targeting specific audiences;

     - international markets: We will pursue opportunities to obtain and distribute localized ARTISTdirect content and merchandise in international markets; and

     - ancillary network opportunities: Our network will allow us to pursue a variety of incremental revenue, for example, by offering a tiered menu of subscription services and syndicated content for use both online and offline.

ARTISTDIRECT BUSINESS UNITS

     ARTISTDIRECT NETWORK

     The ARTISTdirect Network is comprised of the ARTISTchannels, the UBL, iMusic, DOWNLOADSdirect and the ARTISTdirect Superstore.

     ARTISTchannels. Our ARTISTchannels are designed to strengthen the relationship between artists and their fans and to provide a wide range of content, including news, tour information, music samples and special offers, community, including artist-hosted chats, fan clubs and message boards, and products, including music, merchandise and collectibles. These Web sites are individually designed for, and owned by, the artists and are produced and operated by ARTISTdirect. Each ARTISTchannel contains an official online store where consumers can shop directly from the artist. These stores benefit the artist by making both their music and merchandise available to fans 24 hours a day, resulting in incremental sales. For fans, a large selection of artist-specific music and merchandise is readily available in one place, combined with content and community features.

     The ARTISTchannels are typically operated under a contractual arrangement with the artist, under which ARTISTdirect undertakes to design, host and regularly update the ARTISTchannel, to promote the ARTISTchannel via the ARTISTdirect Network, and to provide a complete electronic commerce solution that includes order and credit card transaction processing, inventory management and warehousing, order fulfillment, and online and toll-free telephone customer service. The artist agreements further provide that the artists share in the various types of revenue generated by their sites, including from sales of music and other products, as well as from advertising. The ARTISTchannels are accessible directly using their specific Web site addresses, or through the ARTISTdirect home page or the UBL. Many artists take an active role in promoting their ARTISTchannels, displaying their Web site addresses in album packaging, in advertising, on merchandise and in fan club communications.

     As broadband technology continues to advance, we expect artists to use their ARTISTchannels as platforms for a broader array of programming, including music videos, live video chats, fan conferences, Webcasts and access to archives of pre-recorded content. We also expect artists to use the databases we are building on their behalf to market new music and merchandise directly to fans and offer those fans benefits for loyalty and active purchasing.

Our current roster of ARTISTchannels includes:

Aerosmith
www.aerosmithdirect.com

Tori Amos
www.toriamosdirect.com

B-52s
www.theb52sdirect.com

Backstreet Boys
www.bsbdirect.com

Beastie Boys
www.grandroyaldirect.com

Beck
www.beckdirect.com

George Benson
www.georgebensondirect.com

Bjork
www.bjorkdirect.com

Black Sabbath
www.blacksabbathdirect.com

Clint Black
www.clintblackdirect.com

Black Crowes
www.blackcrowesdirect.com

blink-182
www.loserkids.com

Bone Thugs 'N' Harmony
www.bonethugsdirect.com

Cher
www.cherdirect.com

Coal Chamber
www.coalchamberdirect.com

Collective Soul
www.collectivesouldirect.com

Chris Cornell
www.chriscornelldirect.com

Counting Crows
www.countingcrowsdirect.com

David Crosby
www.crosbycprdirect.com

CSNY
www.csnydirect.com

Cypress Hill
www.cypresshilldirect.com

Def Leppard
www.deflepparddirect.com

Eminem
www.eminemdirect.com

Eve 6
www.eve6direct.com

Everclear
www.evercleardirect.com

Fastball
www.fastballdirect.com

Bryan Ferry
www.bryanferrydirect.com

Filter
www.filterdirect.net

Foo Fighters
www.foofightersdirect.com

Vince Gill
www.vincegilldirect.com

Godsmack
www.godsmackdirect.net

Incubus
www.incubusdirect.com

Indigo Girls
www.indigogirlsdirect.com

Chris Isaak
www.chrisisaakdirect.com

Kenny G
www.kennygdirect.com

BB King
www.bbkingdirect.com

Korn
www.korndirect.com

Limp Bizkit
www.limpbizkitdirect.com

Kenny Loggins
www.kennylogginsdirect.com

Aimee Mann
www.aimeemanndirect.com

Marilyn Manson
www.marilynmansondirect.com

Matchbox 20
www.matchbox20direct.com

Megadeth
www.megadethdirect.com

Metallica
www.metallicadirect.com

Mighty Mighty Bosstones
www.bosstonesdirect.com

Monster Magnet
www.monstermagnetdirect.com

Mandy Moore
www.mandymooredirect.com

Mike Ness
www.mikenessdirect.com

Stevie Nicks
www.stevienicksdirect.com

No Doubt
www.nodoubtdirect.com

The Offspring
www.offspringdirect.com

Ozzy Osbourne
www.ozzydirect.com

Pantera
www.panteradirect.com

Patty Loveless
www.pattylovelessdirect.com

Pearl Jam
www.pearljamdirect.com

Tom Petty
www.tompettydirect.com

Powerman 5000
www.pm5kdirect.com

Primus
www.clubbastardo.com

Rage Against The Machine
www.ratmdirect.com

Rancid
www.ranciddirect.com

Red Hot Chili Peppers
www.chilipeppersdirect.com

Brian Setzer
www.briansetzerdirect.com

Sevendust
www.sevendustdirect.com

Slayer
www.slayerdirect.com

Soul Coughing
www.soulcoughingdirect.com

Stabbing Westward
www.stabbingwestwarddirect.com

Static X
www.staticxdirect.com

Steps
www.stepsofficial.com

Stone Temple Pilots
www.stpdirect.com

Sugar Ray
www.sugarraydirect.com

Sublime/Long Beach
Dub All Stars
www.sublimedirect.com

Matthew Sweet
www.matthewsweetdirect.com

System of a Down
www.soaddirect.com

Pam Tillis
www.pamtillisdirect.com

Toto
www.toto99direct.com

Tina Turner
www.tinaturnerdirect.com

The Who
www.thewhodirect.com

Robbie Williams
www.robbiewilliamsdirect.com

Dwight Yoakam
www.dwightyoakam.net

Rob Zombie
www.robzombiedirect.com

ZZ Top
www.zztopdirect.com

     In addition to the ARTISTchannels already launched, we have agreements in place for the launch of additional ARTISTchannels for artists such as:

Jeff Beck                     eVe                        Diana Ross
Frank Black                   Perry Farrell              Silverchair
Danielle Brisebois            Galactic                   Sonic Youth
Sheryl Crow                   Tony Iommi                 James Taylor
DJ Shadow                     Janet Jackson              Too $hort
DMX                           Lenny Kravitz              Wallflowers
Dr. Dre                       Madonna                    Neil Young
                              Remy Zero

     Based on our recent experience, we generally launch new ARTIST channels within 2 to 3 months after an agreement has been signed.

     The UBL. The UBL is a music-specific Internet search engine. The UBL serves as a comprehensive resource for music information relating to specific artists, various genres and a wide range of events. The UBL combines content generated by our staff with third-party content either licensed for use on our Web site or accessible using edited links to other Web sites. Users have ready access to artist profiles, music downloads, tour information, contests, Internet radio, Webcasts and other content. The UBL allows users to add or update their own information about their favorite artists. We believe that this process, together with links to other music content sites, has made the UBL one of the most comprehensive databases of bands available on the Web. The UBL currently contains information regarding more than 95,000 artists and contains links to thousands of other music-related sites.

     iMusic. We believe iMusic is one of the most active music-specific community sites on the Internet. iMusic offers message boards, text chats, video chats, fan conferences and other opportunities for fans to interact with each other and with artists. We plan to introduce e-mail and personal home page services through iMusic in the near future. We also plan to host a regular series of artist chats and conferences, providing users with the opportunity to interact and communicate with their favorite artists.

     DOWNLOADSdirect. In October 1999, we added an area within the ARTISTdirect Network devoted to music downloads. We provide users with a selection of free downloads chosen by the editorial staff of the UBL. Some of these downloads are made available to us on an exclusive basis from artists. In addition, we enable users to upload their music, biography and picture, and then we make this content available to other users. We plan to expand this area to include a larger number of downloads and to allow for downloads on a pay or subscription basis. We have entered into a definitive agreement to acquire Mjuice, a Web site offering secure mp3 downloads, some of which are available free and some on a pay basis.

     ARTISTdirect Superstore. The ARTISTdirect Superstore is a retail center for leading brands and artists, offering recorded music and related merchandise. The ARTISTdirect Superstore offers more than 200,000 music titles and merchandise for a broad range of artists, including those with an ARTISTchannel who want to reach a broader audience of music consumers.

     ARTISTDIRECT AGENCY

     The ARTISTdirect Agency is a music talent agency that procures live performance and concert touring appearance engagements, and seeks advertising and sponsorship opportunities, for a roster of high-profile artists. In connection with our agency activities, we have conceived, developed, managed and promoted integrated series of live concert tours and festivals, including the Sno-Core Tour, a punk rock winter snowboard lifestyle tour. We believe that our agency services enhance the relationships we have with many of our artists for whom we also host ARTISTchannels. These services also enable us to identify potential sponsorship opportunities for the advertisers with whom we have relationships. We typically receive 10% of the net revenue generated from agency-provided services. For the year ended December 31, 1999, we derived 13% of our revenue from commissions generated by the ARTISTdirect Agency. Currently, the ARTISTdirect Agency roster includes over 70 acts, including:

Alice in Chains           Crystal Method                 Primus
Beastie Boys              Everclear                      Rage Against the Machine
Beck                      Foo Fighters                   Red Hot Chili Peppers
Ben Folds Five            Hovercraft                     Elliott Smith
Frank Black               Ben Lee                        Sonic Youth
Blues Traveler            The London Suede               Sunny Day Real Estate
Catherine Wheel           Marcy Playground               The The
Chris Cornell             Pearl Jam                      Paul Westerberg

     KNEELING ELEPHANT RECORDS

     Kneeling Elephant Records is an independent record label managed by ARTISTdirect pursuant to a label agreement with RCA Records. RCA provides all funding for the label and owns the rights to all sound recordings made under artist agreements during the initial three year term of the label agreement. The initial term was recently extended to March 21, 2000. During the initial term, RCA provides overhead advances, funding for artist advances and recording costs and marketing resources for a minimum of three artists per year. Kneeling Elephant finds new talent and negotiates contracts, including royalties, advances and artist development, and works with RCA's marketing, promotion, publicity and sales force to develop a marketing strategy for each album. Manufacturing, packaging and distribution are handled by RCA's affiliated worldwide distribution network. Kneeling Elephant participates on a royalty basis in the proceeds of the albums recorded during the initial term. At the end of the initial term, unless terminated by RCA, this royalty arrangement will convert to a three-year 50/50 joint venture with respect to all product created after the initial term. Each party will continue to be responsible generally for the same functions under the joint venture arrangement, including RCA continuing to be responsible for funding. If RCA terminates the label agreement at the end of the initial term the artists signed to the label will remain with RCA. If we desire to continue with the record label business, we will be responsible for funding the label's future operations unless we can enter into an arrangement with another record company.

     Kneeling Elephant has signed seven bands to date: Fly/Longslide, Gloritone, Snakefarm, The Innocence Mission, Lea Krueger, Zen Mafia and Wan Santo Condo. We have begun to use the ARTISTdirect Network to market some Kneeling Elephant artists directly to electronic consumers.

     For the year ended December 31, 1999, we derived 8% of our revenues from our Kneeling Elephant Records label.

INFRASTRUCTURE AND OPERATIONS

     TECHNOLOGY

     Our infrastructure is designed to be integrated, scalable, reliable and secure. The software that we use supports the acquisition, management and publication of content on our Web sites.

     Our Web sites and servers for content, applications, database and electronic commerce are currently hosted at AT&T CerfNet and American Digital Network in San Diego, California and at Digex, Inc. in Cupertino, California, under either co-location or managed server agreements. Some of our digital content is hosted by InterVU in San Diego, California. Our operations depend on these companies' ability to protect their systems against fire, power loss, telecommunications failure, break-ins and other events. These companies provide comprehensive facilities management services, including human and technical monitoring of all production servers 24 hours per day, seven days per week. All Web sites, servers, and systems are monitored continuously. Backups are performed daily. Weekly backups are stored at a remote location.

     We are currently implementing a comprehensive enterprise resource planning system based on SAP software provided to us by Pandesic, LLC, a joint venture between Intel and SAP. This system is an integrated production, electronic commerce and management information solution that we expect will provide us with significant benefits over the systems we currently use. In particular, the system will include materials management, sales and distribution, finance and control features. We have transitioned all of our ARTISTchannel stores to the Pandesic system and plan to fully transition our remaining systems to the Pandesic system by mid-2000.

     ORDER PROCESSING AND FULFILLMENT

     Our Web sites include an ordering system that is designed to facilitate convenient online purchasing of pre-recorded music and merchandise. Customers can add items to their "shopping cart" while surfing our Web sites. At any time they can securely "checkout", at which time they need to register (if they are new customers), or enter a username and password to retrieve previously saved billing, shipping and credit card information. We verify orders submitted for credit card payment for fraud detection and sufficient funds before we release them for fulfillment. We also accept alternative modes of payment, such as checks and money orders. Credit card numbers are encrypted, and all customer, commerce and transactional data are stored in secure databases protected by firewalls. The transmission of information over the Internet uses Secure Socket Layer security technology verified by VeriSign.

     Alliance Entertainment. In August 1998, we entered into a five-year agreement with Alliance Entertainment Corp. to be our primary supplier of music and music-related information for our ARTISTdirect Superstore. Alliance owns the All Music Guide, a comprehensive source of artist and album information that is supplied to our users primarily through its integration into the UBL. Alliance fulfills compact discs ordered by our customers and we pay Alliance the wholesale cost plus a fulfillment fee. In addition, Alliance has provided warehouse space for our music-related merchandise that allows the consolidated shipping of customer orders for both music and merchandise. We have integrated our order processing system with Alliance's information systems to assist in fulfillment tracking, inventory management and customer service.

     We maintain very low levels of inventory. Almost all of the music titles available for sale on our Web sites are purchased by us from inventory held by Alliance. Similarly, almost all of the music-related merchandise available for sale is the inventory of the artist. We take physical title to the product at the time of shipment and have ultimate credit and collection risk.

     Giant and Winterland. We entered into a four-year agreement with Giant Merchandising in April 1999 and a three-year agreement with Winterland Concessions Company in June 1999 to supply merchandise on a wholesale basis for both our ARTISTchannels and the ARTISTdirect Superstore. Together, Giant and Winterland represent more than 115 artists, including 35 of those with whom we have agreements for ARTISTchannels. We believe that our inventory management and distribution strategy allows us to offer extensive selection while avoiding the high fixed costs and capital requirements associated with owning and warehousing product inventory as well as the operational effort integral to shipping and delivery.

     We depend on Alliance, Giant and Winterland for timely shipment of products purchased through our Web sites. Alliance currently provides fulfillment services for our ARTISTchannels pursuant to an oral agreement that Alliance may terminate at any time. If we are unable to renew our agreements with these suppliers when they expire, on favorable terms or at all, or if Alliance ceases to provide fulfillment services for our ARTISTchannels, our business could be adversely affected.

     CUSTOMER SERVICE

     We have established an in-house customer service operation currently operating five days per week from 6 a.m. to 11 p.m. Pacific time to respond to customer inquiries, orders and other requests made by phone, fax, e-mail and regular mail. As of December 31, 1999, we employed 25 full-time employees in customer service operations.

SALES AND MARKETING

     ADVERTISING SALES

     We sell advertising and sponsorships to a variety of advertisers seeking to reach one or more of the distinct demographic audiences viewing content in the ARTISTdirect Network. This advertising may take the form of banner ads or sponsorship of specific content areas. Because the ARTISTdirect Network is comprised of a large number of distinct Web sites, advertisers may choose a broad run-of-network campaign or one that is highly targeted based upon the demographics of a particular section within a single site or a grouping of sites. Placement and pricing are negotiated based upon the size of the target audience and the duration and intensity of the campaign desired by the advertiser. Our strategy is to expand the number of advertisers using the ARTISTdirect Network and increase the number of product and service categories represented by these advertisers.


     We derive a significant portion of our revenue from the sale of advertising. In 1998 and 1999, advertising represented 11% and 26% of revenue, respectively. In 1999, Intel Corporation accounted for 25% of the Company's advertising revenues but no other single advertiser represented more than 5% in 1999 or 1998. As of December 31, 1999, we employed a direct sales force of 12 people in Los Angeles and New York and intend to expand this staff.



     Following is a sample of advertisers on the ARTISTdirect Network during 1999. This list provides a cross-section of different industries represented by our advertisers:


        Atlantic Records         Dreamworks               Microsoft
        Butterfinger             Epic Records             Milky Way
        Coca Cola                Gateway                  OnNow.com
        Columbia Records         Honda                    Second Spin
        Discover Card            Intel                    Talk City


     The above advertisers purchased between $10,000 and $106,000 of advertising in 1999, other than Intel, which purchased $637,500 of advertising.

     MARKETING AND PROMOTION

     We use a number of methods to create awareness of the ARTISTdirect Network and drive traffic to our Web sites. We have focused much of our online advertising on specific artists, contests, promotions and other events designed to attract interest to our sites. We have also used print and radio advertising to create brand awareness for ARTISTdirect and to promote special events taking place on the ARTISTdirect Network. In addition, we participate in the sponsorship of live music and other industry events that provide prominent visibility for either ARTISTdirect or the UBL and maintain an aggressive public relations program generating press coverage and speaking engagements for our senior executives.

     We also use e-mail direct marketing to communicate with registered users of the ARTISTdirect Network. Campaigns have included direct notification of special merchandise offers, live artist chats, music downloads and non-scheduled live performances. As we continue to build our user databases, we expect to expand the use of e-mail direct marketing to facilitate user retention and create loyalty and affinity programs.

COMPETITION

     The market for the online promotion and distribution of music and music-related products and services is new, highly competitive and rapidly changing. The number of Web sites competing for the attention and spending of consumers and advertisers has increased, and we expect it to continue to increase, because there are few barriers to entry to Internet commerce. In addition, the competition for advertising revenue, both on Web sites and in more traditional media, is intense. We believe that there are more than 150 music retailing Web sites. We compete as follows:

     - for music consumers, advertisers and, to a lesser extent, artist relationships, with providers of music information, community and content such as MTVi, Launch Media, mp3.com, EMusic, CheckOut.com and various other companies;

     - with major online music retailers such as Amazon.com and CDnow in selling music and merchandise;

     - for music consumers and advertisers with online "portals" which have music-oriented sites, including America Online and Yahoo!;

     - for music consumers and artist relationships with traditional music industry companies, including BMG Entertainment, a unit of Bertelsmann AG, EMI Music, a unit of EMI Group, Sony Music Entertainment, a unit of Sony Corporation, Warner Music Group, a unit of Time Warner Inc., and Universal Music Group, a unit of the Seagram Company. Some of these companies have recently established online presences to promote and distribute the music and tours of their respective artists;

     - for music consumers and advertisers with publishers and distributors of traditional media, such as television, radio and print, including MTV, CMT, Rolling Stone and Spin and their Internet affiliates; and

     - with traditional retailers targeting music consumers, including Tower Records and Virgin Megastore and their Internet affiliates, in selling music and merchandise.


     Some of our competitors have agreed to work together to offer music over the Internet, and we may face increased competitive pressures as a result. For example, Universal Music Group and BMG Entertainment recently formed a joint venture to operate an online music store.

     We believe that we compete primarily on the bases of:

     - the popularity, quality and variety of our ARTISTchannels, including our ability to attract well-known artists;

     - the breadth and quality of the UBL database and the community features of iMusic;

     - the variety, availability and price of music-related merchandise on our sites;

     - the ease of use and consumer acceptance of the ARTISTdirect Network; and

     - the ability to effectively promote our brands.

     Competition is likely to increase significantly as new companies enter the market and current competitors expand their services. Many of our current and potential competitors in the Internet and music entertainment businesses may have substantial competitive advantages to us, including:

     - longer operating histories;

     - significantly greater financial, technical and marketing resources;

     - greater brand name recognition;

     - larger existing customer bases; and

     - more popular content or artists.

     These competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements and to devote greater resources to the development, promotion and sale of their products or services than we can. Web sites maintained by our existing and potential competitors may be perceived by consumers, artists, talent management companies and other music-related vendors or advertisers as being superior to ours. In addition, we may not be able to maintain or increase our Web site traffic levels, purchase inquiries and number of click-throughs on our online advertisements. Further, our competitors may experience greater growth in these areas than we do. Increased competition could result in advertising price reduction, reduced margins or loss of market share, any of which could harm our business.

GOVERNMENTAL REGULATION

     The laws and regulations that govern our business change rapidly. Although our operations are currently based in California, the United States government and the governments of other states and foreign countries have attempted to regulate activities on the Internet. The following are some of the evolving areas of law that are relevant to our business:

     CONTENT REGULATION

     Federal, state and foreign governments have adopted and proposed laws governing the content of material transmitted over the Internet. These include laws relating to obscenity, indecency, libel and defamation. We could be liable if content delivered by us or placed on our Web sites violates these regulations.

     PRIVACY LAW

     Current and proposed federal, state and foreign privacy regulations and other laws restricting the collection, use and disclosure of personal information could limit our ability to use the information in our databases to generate revenues. In late 1998, the Children's Online Privacy Protection Act, or COPPA, was enacted, mandating that measures be taken to safeguard minors under the age of 13. The FTC promulgated regulations implementing COPPA on October 21, 1999 which will become effective on April 21, 2000. The principal COPPA requirement is that individually identifiable information about minors under the age of 13 not be collected, used or displayed without first obtaining informed parental consent that is verifiable in light of present technology. The FTC final regulations create a "sliding scale" of permissible methods for obtaining such consent. Consent for internal use of the individually identifiable information of children under the age of 13 can be obtained through e-mail plus an additional safeguard, such as confirming consent with a delayed e-mail, telephone call, or letter. Obtaining verifiable consent from a child's parent to share that child's information with a third party or enable the child to publicly distribute the information by, for example, allowing unrestricted access to a chat room or message board is significantly more burdensome.

     The FTC has required that parental consent for such higher risk activities be verified by more secure methods than e-mail, such as a credit card in connection with a transaction, print-and-sign forms, toll-free numbers staffed by trained operators, or digital signatures. Complying with the new requirements will be costly and will likely dissuade some percentage of our customers. While we plan to be fully compliant with the FTC requirements by the time they become effective, our efforts may not be successful. In addition, if implementing a system to adequately verify parental consent is too expensive, we may not be able to provide our services to children under the age of 13, which may adversely affect our business. Requiring parental consent from children under the age of 13 may drive them to use different Internet sites for their music needs, which may adversely affect our business. If our methods of obtaining parental consent are inadequate, we may face litigation with the FTC or individuals, which would adversely affect our business.

     SALES TAX

     The tax treatment of goods sold over the Internet is currently unsettled. We collect sales taxes for goods shipped to California and Florida. A number of proposals have been made at the state and local level that would impose additional taxes on the sale of goods through the Internet. Such proposals, if adopted, could substantially impair the growth of electronic commerce and could adversely affect our opportunity to derive financial benefit from electronic commerce. Recently, though, the Internet Tax Freedom Act was signed into law, placing a three-year moratorium on new state and local taxes on Internet commerce. However, the tax moratorium may not continue. Failure to renew this legislation would allow various states to impose taxes on Internet-based commerce, which could adversely affect our business.

     ONLINE CONTESTS AND SWEEPSTAKES

     We conduct online promotional contests and sweepstakes. No purchase is necessary to participate. Our official rules, with all material terms, conditions of eligibility, dates of participation, methods of entry and limitations, if any, along with the odds and prize offerings, are posted on our Web sites. In order to comply with New York and Florida state law, our prizes are limited in value to less than $5,000, or we comply with those states' registration and bonding requirements. While we attempt to comply with the law of all fifty state jurisdictions, we may not be uniformly successful, and foreign jurisdictions may attempt to regulate or ban our promotional contests. In that event, we could lose an effective tool for increasing and keeping visitors to our Web site, and our business could be adversely affected.

INTELLECTUAL PROPERTY

     OUR PROPRIETARY RIGHTS

     Copyrighted material that we develop, as well as our service marks and domain names relating to the ARTISTdirect, UBL or iMusic brands and other proprietary rights are important to our business prospects. We seek to protect our common-law trademarks through federal registration, but these actions may be inadequate. Where consultants develop copyrighted content for us, our general policy is to use written agreements prior to content creation to obtain ownership of that content. In addition, we principally rely upon trademark, copyright, trade secret and contract law to protect our proprietary rights. We generally enter into confidentiality agreements, "work-made-for-hire" contracts and intellectual property licenses with our employees, consultants and corporate partners, respectively, as part of our efforts to control access to and distribution of our technologies, content and other proprietary information.

     Despite our efforts to protect our proprietary rights from unauthorized use or disclosure, parties may attempt to disclose or use our customer lists, Web site content, service marks, domain names or confidential commercial data. The steps that we have taken may not prevent misappropriation of our proprietary rights, particularly in foreign countries where laws or law enforcement practices may not protect our proprietary rights at all, or as fully as in the United States. If third parties were to use or otherwise misappropriate our copyrighted materials, trademarks or other proprietary rights without our consent or approval, our competitive position could be harmed, or we could become involved in costly and distracting litigation to enforce our rights.

     OUR WEB SITES FEATURE CONTENT THAT IS COPYRIGHTED BY MULTIPLE THIRD-PARTIES

     A copyright gives the owner divisible rights, including those of performance, reproduction and distribution. The music featured by us is typically comprised of copyrighted works owned, controlled or administered by multiple third parties, including record labels, artists, songwriters, music publishers and performance rights and licensing organizations such as The Harry Fox Agency, Broadcast Music Inc. and the American Society of Composers, Authors and Publishers. Each song often has multiple copyright owners, who control rights which may include performance, reproduction and distribution rights in the "musical composition" comprised of the lyrics and music, as well as with the "sound recording" of the artist's interpretation of the "musical composition." In the case of music videos, there are separate copyrights to the visual content. We, or our artists, may have different licensing arrangements with some or all of these parties to perform, reproduce and distribute works depending upon how the song or music video is used by us.

     Our Web sites, depending upon the specific musical work, may offer audio streaming of part or all of an entire song or "webcasting," or the downloading of an entire song in MP3 or other compressed audio formats. Full-length streaming only occurs in special instances after obtaining an oral license from the record label or band manager for the "sound recording." In that case, an ASCAP or BMI blanket music license is also obtained by us or by our artists for rights to perform the associated underlying "musical composition." Where we offer full-length downloads of songs in MP3 or other compressed audio formats, we seek to obtain the rights to transmit, reproduce and perform the "sound recording" in writing from the person or entity owning or controlling copyrights in such "sound recording." With respect to rights in the "musical compositions" embodied in such "sound recordings" offered for download, ARTISTdirect seeks to clear rights in musical composition in one of the following three ways:

     - a license agreement with the publisher, writer or other owner of such copyright in the "musical composition";

     - a waiver of any fees or royalties that would otherwise be required for such use; or

     - a representation and warranty from the owner of the copyrights in the "sound recording" that no mechanical royalties are owed to any third parties.

     In the event that the foregoing steps are insufficient to clear rights, or we otherwise fail to obtain rights, we could be exposed to claims of copyright infringement, with attendant disruption to our operations and liability including potential statutory or actual damages and loss of profits attributable to infringement, plus payment of attorneys' fees and entry of an injunction.

     There are other situations, such as a limited 30-second sample of a song that is "streamed," where we use content without a license because we do not believe that one is required. However, the laws in this area are uncertain, and we may be forced to obtain such licenses or may be prevented from third party content use, and may further be liable to pay actual or statutory damages, profits attributable to any alleged infringement, as well as attorneys' fees. Our licensing arrangements for third-party content vary from formal contracts to informal agreements based on the promotional nature of the content. In some cases we pay a fee to the licensor for use of the "sound recording," "musical composition" or music video and in other cases the use is free. We also use other third-party content, including photographs, artist names, likenesses and concert reviews. While it is our general policy to obtain a written release or license for such use, in many instances we rely only upon an oral license for such use. We rely upon our positive working relationships with copyright owners to obtain licenses on favorable terms. Any changes in the nature or terms of these arrangements, including any requirement that we pay significant fees for the use of the content, could have a negative impact on the availability of content or our business.

     LINKING AND FRAMING OF THIRD-PARTY WEB SITES

     We link to and "frame" third-party Web sites of our artists without express written permission to do so. Those practices are controversial, and have, in instances not involving us, resulted in litigation. Various claims, including trademark and copyright infringement, unfair competition, and commercial misappropriation, as well as infringement of the right of publicity may be asserted against us as a result. The law regarding linking and framing remains unsettled; it is uncertain as to how existing laws, especially trademark and copyright law, will be applied by the judiciary to the Internet. Also, Congress is increasingly active in passing new laws related to the Internet, and there is uncertainty as to the impact of future potential laws, especially those involving domain names, databases and privacy.

     DEFAMATION OR CONTRIBUTORY INFRINGEMENT

     Our Web sites feature live "chat," or interactive on line discussion groups made up of our customers. We do not censor such comments in advance and it is possible that a customer could use our Web sites as a forum to make false, misleading or disparaging remarks about others. Such on-line comments could lead to claims for defamation or infringement. Separately, our Web sites allow consumers to use our personal Web publishing tools to post samples of their works. Such postings could be misused to post unlicensed copyrighted content of others. We have obtained limited safe-harbor protection under the recently-enacted Digital Millennium Copyright Act against liability for infringing material of which we do not have control and knowledge.

EMPLOYEES

     As of December 31, 1999, we had 174 full-time employees. None of our employees is represented by a labor union. We have not experienced any work stoppages and consider our employee relations to be good.

FACILITIES

     Our principal corporate offices are located in Encino, California where we lease approximately 11,400 square feet under leases that expire in 2000 and 2002. In addition, we currently lease approximately 8,200 square feet in Woodland Hills, California under a sublease which expires in May 2000 and have leased approximately 1,400 square feet for our New York sales office under a lease that expires in November 2002. We also lease approximately 2,200 square feet in Seattle, Washington under a lease that expires in January 2002. To accommodate our growth, we recently leased approximately 64,000 square feet in Los Angeles for our principal corporate offices under a lease that expires in 2010. We expect that this additional space will accommodate our needs for the foreseeable future.

LEGAL PROCEEDINGS

     From time to time, we may be involved in litigation relating to claims arising out of our ordinary course of business. We are not presently involved in any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

     The following table sets forth specific information regarding our directors, executive officers and other key employees as of December 31, 1999:

                  NAME                     AGE                  POSITION(S)
                  ----                     ---                  -----------
Marc P. Geiger...........................   37   Chairman of the Board and Chief Executive
                                                 Officer
Donald P. Muller.........................   39   President, ARTISTdirect Agency and
                                                 Kneeling Elephant Records and Director
Keith K. Yokomoto........................   37   President, Chief Operating Officer and
                                                 Director
Stephen P. Rennie........................   44   President, The Ultimate Band List
James B. Carroll.........................   44   Executive Vice President, Chief Financial
                                                 Officer, and Secretary
Scott M. Blum............................   32   President, iMusic and Vice President,
                                                 Research & Development, ARTISTdirect
Richard B. Colbert.......................   43   Vice President, Sales and Business
                                                 Development
Pascal O. Desmarets......................   38   Vice President, Information Technology
                                                 and Operations
Thomas F. Fuelling.......................   37   Vice President, Finance
Robert A. Morse..........................   37   Vice President, Business Administration
                                                 and Treasurer
Jeffrey P. Rea...........................   41   Vice President, Marketing
Nicholas J. Turner.......................   40   Vice President, ARTISTchannels
Carlos E. Cisneros(1)....................   34   Director
Clifford H. Friedman.....................   40   Director
Dara Khosrowshahi(2).....................   30   Director
Stephen M. Krupa.........................   35   Director
Allen D. Lenard..........................   57   Director
Rick Rubin...............................   36   Director

---------------

(1) Appointed in January 2000.

(2) Appointed in March 2000.

     EXECUTIVE OFFICERS AND DIRECTORS

     Marc P. Geiger is a co-founder of ARTISTdirect and has served as Chief Executive Officer since our inception and as our Chairman of the Board since July 1998. From January 1992 to December 1996, Mr. Geiger was the Senior Vice President of Marketing, A&R and New Media at American Recordings, Inc. From 1984 to 1991, Mr. Geiger worked as a talent agent for Regency Artists, that was later acquired by the William Morris Agency. In 1990, Mr. Geiger co-founded the Lollapalooza concert tour.

     Donald P. Muller is a co-founder of ARTISTdirect and has served as the President of both ARTISTdirect Agency and Kneeling Elephant Records since July 1999 and as a director of ARTISTdirect since July 1998. From January 1997 to June 1999, Mr. Muller was a co-Chief Executive Officer of ARTISTdirect, LLC. From October 1992 to December 1996, Mr. Muller was a talent agent overseeing William Morris Agency's Contemporary Music Worldwide division. From 1986 to September 1992, Mr. Muller was a club agent at International Creative Management. Mr. Muller received his B.A.

in Communications from the University of Iowa. In 1990, Mr. Muller co-founded the Lollapalooza concert tour.

     Keith K. Yokomoto is a co-founder of ARTISTdirect and has served as our President since July 1999, as our Chief Operating Officer since January 1997, and as a director since July 1998. From September 1985 to January 1997, Mr. Yokomoto was a manager of new ventures and business development and a project engineer at Hughes Electronics. Mr. Yokomoto received his B.S. in Mechanical Engineering from the University of California at San Diego and his M.B.A. from the University of Southern California.

     Stephen P. Rennie has served as the President of the Ultimate Band List since April 1998. From October 1994 to April 1998, Mr. Rennie was Senior Vice President and General Manager, West Coast at Epic Records. From 1990 to 1994, Mr. Rennie was in artist management. From 1984 to 1990, Mr. Rennie was a Senior Vice President for Avalon Attractions.

     James B. Carroll has served as our Executive Vice President and Chief Financial Officer since May 1999. Mr. Carroll has served as our Secretary since July 1999. From November 1994 to May 1999, Mr. Carroll was a Managing Director in the Media & Entertainment Group at Bear, Stearns & Co. Inc., where he served as an investment banker to companies primarily in broadcasting and new media. From January 1989 to August 1994, Mr. Carroll was a Managing Director at Smith Barney Inc., where he co-founded the Media & Communications Group and served on the Investment Banking Management Committee. Mr. Carroll received his B.A. in Psychology from Claremont McKenna College and his M.B.A. from Harvard Business School.

     Carlos E. Cisneros has served as a director since January 2000. In October 1996, Mr. Cisneros founded and became Chief Executive Officer of the Cisneros Television Group, a member of Ibero-American Media Partners, II, Ltd. In January 1998, Mr. Cisneros was named Vice-Chairman of Ibero-American Media Partners, II, Ltd., an investment fund jointly owned by the Cisneros Group of Companies and Hicks, Muse, Tate & Furst Incorporated. From June 1993 to October 1996, Mr. Cisneros was Vice-President of New Business Development at Venevision International. Mr. Cisneros serves on the board as a representative of Meadowlane Enterprises, Ltd., an affiliate of Cisneros Television Group. Mr. Cisneros also serves on the boards of El Sitio, Inc., OneSoft Corporation and Playboy TV International, LLC. Mr. Cisneros received his B.A. in Political Science from American University in Washington, D.C.

     Clifford H. Friedman has served as a director since July 1998. Mr. Friedman is a Senior Managing Director at Bear, Stearns & Co. Inc. where he manages venture capital funds, including Constellation Venture Capital, L.P. Mr. Friedman serves on the board as a representative of Constellation. From January 1996 to August 1997, Mr. Friedman served as a Senior Vice President of Universal Studios. From January 1995 to January 1996 Mr. Friedman was a Vice President of Corporate Development at NBC. Mr. Friedman received his B.S. in Electrical Engineering and Computer Science and his M.S. in Electrophysics from Polytechnic University. Mr. Friedman received his M.B.A. from Adelphi University.


     Dara Khosrowshahi has served as a director since March 2000. Since October 1999, Mr. Khosrowshahi has been President of USANetworks Interactive, a division of USAi. From February 1998 to October 1999, Mr. Khosrowshahi was the Vice President of Strategic Planning for USAi and USANi LLC. From 1991 to 1998, he was at Allen & Company Incorporated, an investment bank, where he was a Vice President from 1995 to 1996 and a director from 1996 to 1998. Mr. Khosrowshahi also serves as a director of Ticketmaster Online-CitySearch, Inc., HRN and several private companies. Mr. Khosrowshahi received his B.S. in Bioelectrical Engineering from Brown University.


     Stephen M. Krupa has served as a director since May 1999. Mr. Krupa is a founding member and Managing Director of Psilos Group Managers, LLC, a private venture capital fund focused on the digital media, information technology and health care sectors. Mr. Krupa serves on the board as a representative of Chase Capital Partners. Mr. Krupa is currently a director of several private Internet companies. From February 1995 to July 1998, Mr. Krupa held various positions at Wasserstein Perella & Co., most recently as a Vice President where he specialized in mergers and acquisitions advisory work. Mr. Krupa received his B.S. in Mechanical Engineering from the University of South Florida and his M.B.A. from the Wharton School of the University of Pennsylvania.

     Allen D. Lenard has served as a director since July 1998. Mr. Lenard is Managing Partner of Lenard & Gonzalez LLP, a transactional entertainment law firm. Mr. Lenard received his B.A. in Business Administration from the University of Wisconsin, Madison and his J.D. from the University of California at Los Angeles School of Law.

     Rick Rubin has served as a director since May 1999. Mr. Rubin is founder and President of American Recordings, Inc. He has produced various artists, including Black Crowes, Johnny Cash, Red Hot Chili Peppers and Tom Petty and numerous Grammy Award winning albums, including the 1998 Country Album of the Year -- "Unchained" by Johnny Cash. In 1984, Mr. Rubin was a founder of the Def Jam label, where he signed or produced such artists as LL Cool J, Beastie Boys and Public Enemy. Mr. Rubin received his B.F.A. in Philosophy, Film and Television from New York University.

     Our executive officers serve at the discretion of the Board of Directors. There are no family relationships among any of our directors or executive officers.

     OTHER KEY EMPLOYEES

     Scott M. Blum has served as President of iMusic since June 1995 and our Vice President, Research and Development, since February 1999. From May 1993 to June 1995, Mr. Blum was Executive Producer at Starwave, a CD-ROM and Internet game development company, where he led the development of Peter Gabriel's "Eve" CD-ROM project.

     Richard B. Colbert has served as our Vice President of Sales and Business Development since September 1999. From October 1998 to September 1999, Mr. Colbert served as President of Northern NOMA Corp., providing consulting services to internet and broadcasting companies. From 1983 to 1998, Mr. Colbert was President of IntelliVentures, Inc., a producer and distributor of special interest video programming. From 1989 to 1993, Mr. Colbert was Senior Executive Vice President of ITC Domestic Television, a distributor of first-run television programming.

     Pascal O. Desmarets has served as our Vice President, Information Technology and Operations since February 1999. From February 1997 to February 1999, Mr. Desmarets held various management positions in the engineering group at Optum Software. Mr. Desmarets received his B.S. in Industrial Engineering and Management from the Catholic University of Louvain, Belgium and his M.B.A. from the University of Southern California.

     Thomas F. Fuelling has served as our Vice President, Finance since October 1999. From April 1998 to September 1999, Mr. Fuelling was Vice President, Finance and CFO of Sega GameWorks, LLC. From December 1995 to March 1998, Mr. Fuelling was Executive Vice President, Finance and CFO of Village Roadshow Pictures. From March 1994 to November 1995, Mr. Fuelling was Vice President and Controller of The Samuel Goldwyn Company. From 1984 to 1994, Mr. Fuelling was a certified public accountant with Price Waterhouse LLP in its Entertainment practice unit. Mr. Fuelling received his B.S. in Business Administration from the University of Southern California and his Master of Management from Northwestern University.

     Robert A. Morse has served as our Vice President, Business Administration and Treasurer since May 1999. Mr. Morse served as our Chief Financial Officer from March 1998 to May 1999. From October 1994 to March 1998, Mr. Morse was Vice President and Chief Financial Officer of Pacific Bell Interactive Media. From 1989 to 1994, Mr. Morse served in a variety of corporate financial and strategic roles for the Times Mirror Company. From 1985 to 1989, Mr. Morse was a certified public accountant with Arthur Andersen. Mr. Morse received his B.A. in Economics from the University of California at Los Angeles and his M.B.A. from the University of Southern California.

     Jeffrey P. Rea has served as our Vice President of Marketing since October 1999. From October 1998 to July 1999, Mr. Rea consulted as acting head of marketing for Avanti Corporation. From March 1997 to October 1998, he was Vice President of Sales and Marketing for Aramark Corporation's publishing distribution operation. Between 1992 and 1996, Mr. Rea served in international marketing and product development roles with Whirlpool Corporation. From 1989 to 1993, Mr. Rea served as Brand Director, Miller Lite and Director, New Business Development for Miller Brewing Company. From 1983 to 1989, Mr. Rea served in a variety of marketing and business analysis roles at Frito-Lay, Inc. Mr. Rea received his B.A. in Business Administration from Washington State University and his Master of Management from Northwestern University.

     Nicholas J. Turner has served as our Vice President, ARTISTchannels, since March 1999. From June 1996 to February 1999, Mr. Turner was Vice President, West Coast for N2K's Music Boulevard, and from June 1994 to June 1996, Mr. Turner founded and operated Rocktropolis. Music Boulevard and Rocktropolis are online music entertainment companies. Before founding Rocktropolis, Mr. Turner was an associate of artist manager Miles Copeland, working in various capacities with recording artists.

BOARD COMPOSITION

     Each of our directors was appointed to the Board of Directors pursuant to the stockholders agreement described on page 80. Although the provisions of the stockholders agreement regarding appointment of directors will terminate upon the closing of the offering, our existing directors, officers and 5% stockholders will hold approximately 74.6% of our outstanding voting stock immediately after the offering. As a result, they will be able to re-elect these directors. Carlos Cisneros is affiliated with Cisneros Television Group, Inc., which will beneficially own approximately 6.1% of our common stock after this offering and Clifford Friedman is affiliated with Constellation Venture Capital, L.P., which will beneficially own approximately 7.4% of our common stock after this offering.

     Upon the closing of this offering, our Board of Directors will be divided into three classes designated as Class I, Class II and Class III, and our directors will be assigned to each class by the Board of Directors. The Class I directors will be Keith Yokomoto, Carlos Cisneros and Rick Rubin; the Class II directors will be Donald Muller, Allen Lenard and Stephen Krupa; and the Class III directors will be Marc Geiger and Clifford Friedman. At the first annual meeting of stockholders following the closing of this offering, the term of office of the Class I directors will expire, and Class I directors will be elected for a full term of three years. At the second annual meeting of stockholders following the closing of this offering, the term of office of the Class II directors will expire, and Class II directors will be elected for a full term of three years. At the third annual meeting of stockholders following the closing of this offering, the term of office of the Class III directors will expire, and Class III directors will be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors will be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting.

BOARD COMMITTEES

     The Board of Directors has established a Compensation Committee and an Audit Committee. The Compensation Committee reviews and recommends to the Board of Directors the compensation and benefits of all our officers and establishes and reviews general policies relating to compensation and benefits of our employees. The members of the Compensation Committee are Messrs. Friedman, Krupa and Lenard. The Audit Committee reviews our internal accounting procedures and consults with and reviews the services provided by our independent accountants. The members of our Audit Committee are Messrs. Friedman, Krupa and Lenard.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The members of our Compensation Committee of the Board of Directors are currently Messrs. Friedman, Krupa and Lenard, none of whom has ever been an officer or employee of ARTISTdirect. Before establishing the Compensation Committee in September 1999, the Board of Directors as a whole performed the functions delegated to the Compensation Committee. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board or compensation committee.

DIRECTOR COMPENSATION

     Our directors do not currently receive any cash compensation from us for their service as members of the Board of Directors, although they are reimbursed for travel and lodging expenses in connection with attendance at Board and Committee meetings. Our directors are eligible to participate in the 1999 Employee Stock Option Plan.

EXECUTIVE COMPENSATION

     The following table sets forth information concerning compensation earned in the fiscal year ended December 31, 1999 for our Chief Executive Officer for that year and for our four other most highly compensated executive officers whose compensation, as defined by the Securities and Exchange Commission, exceeded $100,000. These people are referred to as the "named executive officers." The information in the table includes salaries, bonuses granted and other miscellaneous compensation.

                           SUMMARY COMPENSATION TABLE

                                                                               LONG-TERM
                                                                              COMPENSATION
                                                                                 AWARDS
                                              ACCRUAL (EARNED) BASIS          ------------
                                        -----------------------------------    SECURITIES
                                                              OTHER ANNUAL     UNDERLYING     ALL OTHER
  NAME AND PRINCIPAL POSITION    YEAR    SALARY     BONUS     COMPENSATION      OPTIONS      COMPENSATION
  ---------------------------    ----   --------   --------   -------------   ------------   ------------
Marc P. Geiger.................  1999   $150,000   $100,000       4,715              --             --
  Chairman and Chief Executive
  Officer

Donald P. Muller...............  1999    150,000    100,000       4,508              --             --
  President, ARTISTdirect
  Agency
  and
  Kneeling Elephant Records

Keith K. Yokomoto..............  1999    150,000     50,000       6,011              --             --
  President, Chief Operating
  Officer and Director

Stephen P. Rennie..............  1999    137,500     37,500          --              --             --
  President, UBL

James B. Carroll...............  1999     81,250     29,167          --              --             --
  Vice President and Chief
  Financial Officer

-------------------------
(1) Does not include deferred compensation of up to $200,000. The actual amount of such deferred compensation is not determinable as of the date of this prospectus. For more information on the deferred compensation arrangement, please see "Related Party
    Transactions -- Deferred Compensation Agreement" on page 79.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth information with respect to stock options granted to James Carroll, our chief financial officer, in 1999, including the potential realizable value over the seven year term of the options, based on assumed rates of stock appreciation of 5% and 10%, compounded annually. These assumed rates of appreciation comply with the rules of the Commission and do not represent our estimate of future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock. No other options were granted to any of our other named executive officers in 1999.

                                     OPTIONS GRANTS IN 1999
                       --------------------------------------------------     POTENTIAL REALIZABLE
                                     PERCENT OF                             VALUE AT ASSUMED ANNUAL
                       NUMBER OF       TOTAL                                  RATES OF STOCK PRICE
                       SECURITIES     OPTIONS      EXERCISE                     APPRECIATION FOR
                       UNDERLYING    GRANTED TO      PRICE                       OPTION TERM($)
                        OPTIONS     EMPLOYEES IN   PER-SHARE   EXPIRATION   ------------------------
NAME                   GRANTED(#)     1999(%)         ($)         DATE          5%           10%
----                   ----------   ------------   ---------   ----------   ----------    ----------
James B. Carroll.....   459,184         13.3%        $3.60       5/25/06    $5,454,234    $8,189,954

     The potential realizable value is calculated based on the seven year term of the option at its time of grant. It is calculated based on the assumption that the assumed initial public offering price of $11.00 per share appreciates at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price. Actual gains, if any, on stock option exercises are dependent on the future performance of the common stock and overall stock market conditions. The amounts reflected in the table may not necessarily be achieved. In addition, in March 2000, we granted Mr. Carroll an option to purchase 226,084 shares of our common stock at an exercise price equal to the initial offering price of the common stock offered in this offering. Upon the closing of this offering, we will also grant Keith Yokomoto and Steve Rennie options to purchase our common stock. Please see "Related Party Transactions -- Options and Stock Issued to James Carroll" on page 79 and "Related Party
Transactions -- Equity-Related Transactions Between Officers and Directors" on page 81 for more information on the option grants to Messrs. Carroll, Yokomoto and Rennie.

YEAR-END OPTION VALUES

     The following table sets forth the number of shares of common stock underlying the unexercised options held by James Carroll, our chief financial officer, at the end of 1999. No other named executive officer held options at the end of 1999. No options were exercised during 1999.

                                                 NUMBER OF                 VALUE OF UNEXERCISED
                                           SECURITIES UNDERLYING               IN-THE-MONEY
                                           UNEXERCISED OPTIONS AT               OPTIONS AT
                                             DECEMBER 31, 1999              DECEMBER 31, 1999
                                        ----------------------------   ----------------------------
                 NAME                   EXERCISABLE    UNEXERCISABLE   EXERCISABLE    UNEXERCISABLE
                 ----                   -----------    -------------   -----------    -------------
James B. Carroll......................    86,097          373,087       $637,118       $2,760,844

     There was no public trading market for our common stock as of December 31, 1999. Accordingly, these values have been calculated on the basis of the assumed initial public offering price of $11.00 per share, less the applicable exercise price per share, multiplied by the number of shares underlying such options.

BENEFIT PLANS

     STOCK OPTION PLANS.

     Introduction. We maintain the following three separate stock option plans:

     - The 1999 Employee Stock Option Plan under which we have reserved 6,500,000 shares of our common stock for issuance to our employees, non-employee members of our board of directors and consultants. This share reserve includes an increase of 1,250,000 shares which was approved by our board in March 2000 and which will be submitted to our stockholders for approval prior to the consummation of this offering. This share reserve will also automatically increase on the first trading day in January each calendar year, beginning 2001, by an amount equal to two percent (2%) of the total number of shares of our common stock outstanding on the last trading day of December in the prior calendar year, but in no event will this annual increase exceed 875,000 shares. As of December 31, 1999, options for 3,745,780 shares of our common stock were outstanding under this plan, 58,750 options had been exercised, and 1,445,470 shares remained available for future option grant;

     - The 1999 Artist Stock Option Plan under which we have reserved an additional 4,000,000 shares of our common stock for issuance to artists for whom we maintain ARTISTchannels. This share reserve will automatically increase on the first trading day in January each calendar year, beginning 2001, by an amount equal to two percent (2%) of the total number of shares of our common stock outstanding on the last trading day of December in the prior calendar year, but in no event will this annual increase exceed 875,000 shares. As of December 31, 1999, options for 2,146,144 shares of our common stock were outstanding under this plan, 117,916 options had been exercised, and 1,735,939 shares remained available for future option grant; and

     - The 1999 Artist and Artist Advisor Stock Option Plan under which we have reserved 1,550,000 shares of our common stock for issuance to artists for whom we maintain ARTISTchannels and their agents, business managers, attorneys and other advisors. This share reserve includes an increase of 300,000 shares which was approved by our board in March 2000 and which will be submitted to our stockholders for approval prior to the consummation of this offering. This share reserve will also automatically increase on the first trading day in January each calendar year, beginning 2001, by an amount equal to one percent (1%) of the total number of shares of our common stock outstanding on the last trading day of December in the prior calendar year, but in no event will this annual increase exceed 375,000 shares. As of December 31, 1999, options for 998,625 shares of our common stock were outstanding under this plan, no options had been exercised, and 251,375 shares remained available for future option grant.

     Administration. Each plan is administered by our compensation committee. This committee will determine which eligible persons are to receive option grants under the plan, the time or times when the grants are to be made, the number of shares subject to each grant, the exercise price in effect for each option, the status of any granted option as either an incentive stock option or a nonstatutory stock option under the federal tax laws, the vesting schedule to be in effect for the option grant and the maximum term for which any granted option is to remain outstanding. No option may have a term in excess of 10 years.

     Plan Features. The terms and provisions governing the option grants made under each of our three plans are substantially the same and may be summarized as follows:

     - The exercise price for any options granted under the plans may be paid in cash or in shares of our common stock valued at fair market value on the exercise date. The option may also be exercised through a same-day sale program pursuant to which the purchased shares are immediately sold through a designated broker and a portion of the sale proceeds delivered to us in payment of the option exercise price;

     - The compensation committee will have the authority to cancel outstanding options under the plans in return for the grant of new options for the same or different number of option shares with an exercise price per share based upon the fair market value of our common stock on the new grant date;

     - Each optionee will have a limited period of time following the termination of service with us in which to exercise his or her outstanding options for any shares for which those options are exercisable at the time of such termination; and

     - The compensation committee may structure one or more option grants so that those options may be assigned during the optionee's lifetime to one or more family members or to a trust established for such family members. Upon the optionee's death while holding one or more options under the plans, those options will be transferred in accordance with the optionee's will or the laws of inheritance.

     Change in Control. Effective upon the execution of the underwriting agreement for this offering, each of the plans will be amended to include the following change in control provisions that may result in the accelerated vesting of outstanding option grants:

     - If we are acquired by merger, sale of more than 50% or more of our outstanding voting securities or sale of substantially all of our assets, each option grant that is not to be assumed by the successor corporation or otherwise continued in effect will immediately vest and become exercisable for all the option shares;

     - The compensation committee will have complete discretion to grant one or more options that will vest and become exercisable for all the option shares if those options are assumed in the acquisition or otherwise continued in effect, but the optionee's service with us or the acquiring entity is subsequently terminated within a designated period (not to exceed 18 months) following such acquisition; and

     - Options currently outstanding under all three of our option plans immediately vest if we are acquired by merger or asset sale and the options are not assumed by the acquiring entity.

     Additional Provisions. The board may amend or modify any or all of the three plans at any time, subject to any required stockholder approval. Each of the plans will terminate no later than October 13, 2009.

     1999 EMPLOYEE STOCK PURCHASE PLAN.

     Introduction. Our 1999 Employee Stock Purchase Plan was adopted by the board on October 13, 1999 and approved by the stockholders in October 1999. The plan will become effective immediately upon the signing of the underwriting agreement for this offering. The plan is designed to allow our eligible employees and the eligible employees of our participating subsidiaries to purchase shares of common stock at semi-annual intervals with accumulated payroll deductions.

     Share Reserve. 500,000 shares of our common stock will initially be reserved for issuance. The reserve will automatically increase on the first trading day in January each calendar year, beginning 2000, by an amount equal to one percent (1%) of the total number of outstanding shares of our common stock on the last trading day in December in the prior calendar year. In no event will any such annual increase exceed 1,000,000 shares.

     Offering Periods. The plan will have a series of successive offering periods, each with a maximum duration of 24 months. The initial offering period will start on the date the underwriting agreement for this offering is signed and will end on the last business day in April 2002. The next offering period will start on the first business day in May 2002, and subsequent offering periods will be set by our compensation committee.


     Eligible Employees. Individuals scheduled to work more than 20 hours per week for more than 5 calendar months per year may join an offering period on the start date or any semi-annual entry date within that period. Semi-annual entry dates will occur on the first business day of May and November each year. Individuals who become eligible employees after the start date of an offering period may join the plan on any subsequent semi-annual entry date within that offering period.


     Payroll Deductions. A participant may contribute up to 15% of his or her total cash earnings through payroll deductions, and the accumulated deductions will be applied to the purchase of shares on each semi-annual purchase date. The purchase price per share will be equal to 85% of the fair market value per share on the participant's entry date into the offering period or, if lower, 85% of the fair market value per share on the semi-annual purchase date. Semi-annual purchase dates will occur on the last business day of April and October each year. However, a participant may not purchase more than 750 shares on any purchase date, and not more than 250,000 shares may be purchased in total by all participants on any purchase date. Our compensation committee will have the authority to change these limitations for any subsequent offering period.


     Change in Control. Should we be acquired by merger or sale of substantially all of our assets or more than fifty percent of our voting securities, then all outstanding purchase rights will automatically be exercised immediately before the effective date of the acquisition. The purchase price will be equal to 85% of the market value per share on the participant's entry date into the offering period in which an acquisition occurs or, if lower, 85% of the fair market value per share immediately before the acquisition.

     Plan Provisions. The following provisions will also be in effect under the plans:

     - The plan will terminate no later than the last business day of October 2009.

     - The board may at any time amend, suspend or discontinue the plan. However, amendments may require stockholder approval.

EMPLOYMENT AGREEMENTS

     We have entered into employment agreements with our named executive officers. The compensation and dates of employment under the employment agreements are as follows:

     Marc Geiger

     In July 1998, we entered into an employment agreement with Marc Geiger, our Chairman and Chief Executive Officer which provides for the following:

     - Mr. Geiger is paid an annual salary of $150,000 and a guaranteed annual bonus of $100,000.

     - The initial term of his employment expires July 27, 2001, with automatic extensions for successive one-year periods.

     - The agreement provides for the payment of salary and a guaranteed bonus for twelve months after the date of termination if the termination was other than:

        (1) due to a disability,

        (2) for "cause," such as the commission of a felony, material dishonesty against ARTISTdirect, or gross negligence in the performance of duties,

        (3) due to Mr. Geiger's death, or

        (4) if he terminates his employment for "good reason," such as an adverse change of duties, a reassignment of location, or a material breach of our obligations to him.

     - If Mr. Geiger's employment is terminated for cause or disability, or he resigns for other than good reasons, he is prohibited, for a period of the later of one year after the early termination of his employment, or the expiration of the term of his employment agreement, from competing with ARTISTdirect or attempting to hire any ARTISTdirect employee.

     Donald Muller

     In July 1998, we entered into an employment agreement with Donald Muller, the President of ARTISTdirect Agency and Kneeling Elephant Records, and one of our directors, which provides for the following:

     - Mr. Muller is paid an annual salary of $150,000 and a guaranteed annual bonus of $100,000.

     - The initial term of the agreement expires July 27, 2001, with automatic extensions for successive one-year periods.

     - The agreement provides for the payment of salary and a guaranteed bonus for twelve months after the date of termination if the termination was other than:

          (1) due to a disability,

          (2) for "cause," such as the commission of a felony, material dishonesty against ARTISTdirect, or gross negligence in the performance of duties,

          (3) due to Mr. Muller's death, or

          (4) if he terminates his employment for "good reason," such as an adverse change of duties, a reassignment of location, or a material breach of our obligations to him.

     - If Mr. Muller's employment is terminated for cause or disability or resigns for other than good reasons, he is prohibited, for a period of the later of one year after the early termination of his employment, or the expiration of the term of his employment agreement, from competing with ARTISTdirect or attempting to hire any ARTISTdirect employee.

     Keith Yokomoto

     In January 1998, we entered into an employment agreement with Keith Yokomoto, our President and Chief Operating Officer, which provides for the following:

     - Mr. Yokomoto was paid an annual salary of $100,000 for the first five months of the agreement and $150,000 thereafter, with a guaranteed bonus of $50,000 the second year and $100,000 for each year thereafter.

     - The initial term of the agreement expires December 31, 2000, and ARTISTdirect has an option to extend the term for two additional one-year periods.

     - The agreement provides for the payment of his salary and a guaranteed bonus for the lesser of:

        (1) twelve months after the date of termination, or

        (2) until the end of the agreement, if he is terminated other than due to a disability, for "cause," such as the commission of a felony, material dishonesty against ARTISTdirect, or gross negligence in the performance of duties, or upon his death.

     Mr. Yokomoto also signed a separate agreement concurrently with his employment agreement which prohibits him from competing with ARTISTdirect or attempting to hire any ARTISTdirect employee for the later of one year after termination of employment, or the expiration of the then-current period of the term of the agreement.

     James Carroll

     In May 1999, we entered into an employment agreement with James Carroll, our Chief Financial Officer, which provides for the following:

     - Mr. Carroll is paid an annual salary of $150,000 and a guaranteed annual bonus of $50,000.

     - The initial term of the agreement expires May 23, 2001, and ARTISTdirect has an option to extend the term for one additional year.

     - The employment agreement provides that if Mr. Carroll's employment is terminated other than due to a disability, death or for "cause," such as the commission of a felony, material dishonesty against ARTISTdirect, or gross negligence in the performance of duties, he will be paid his base salary for the lesser of:

          (1) six months after the date of termination, or

          (2) the remainder of the agreement.

     - If Mr. Carroll is terminated for cause, he is prohibited from competing with ARTISTdirect until the date the agreement would otherwise have expired. Mr. Carroll is also prohibited from attempting to hire any ARTISTdirect employee for one year following the later of:

          (1) the date the agreement expires, or

          (2) the actual date of termination.

     In addition, please see "-- Options and Stock Issued to James Carroll" on page 79 for information on stock and options issued to Mr. Carroll in connection with his employment.

     Steve Rennie

     In April 1998, UBL, LLC entered into an employment agreement with Steve Rennie, President of the Ultimate Band List, which provides for the following:

     - Mr. Rennie is paid an annual salary of $100,000 for the first year and $150,000 for the second and third years, with a guaranteed bonus of $50,000 the second year and $100,000 the third year.

     - The initial term of the agreement expires March 31, 2001.

     - If Mr. Rennie's employment is terminated other than due to disability, death, or for cause, such as the commission of a felony, material dishonesty against ARTISTdirect, or gross negligence in the performance of duties, Mr. Rennie's employment agreement provides for the payment of his salary and a guaranteed bonus for the lesser of:

          (1) twelve months after the date of termination, or

          (2) the remaining period of the term.

     In June 1998, Mr. Rennie also entered into a separate agreement which prohibits him from competing with UBL, LLC until March 31, 2001, or, in the event Mr. Rennie is terminated other than for cause, the date of Mr. Rennie's termination. The agreement also prohibits him from soliciting any customer of ARTISTdirect or attempting to hire any ARTISTdirect employee until March 31, 2002.

INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS AND LIMITATION OF LIABILITY

     Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit indemnification for liabilities, including reimbursement for expenses incurred, arising under the Securities Act. This indemnification may, however, be unenforceable as against public policy.

     As permitted by Delaware law, our amended and restated certificate of incorporation, which will become effective upon the closing of this offering, includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability:

     - for any breach of the director's duty of loyalty to us or our stockholders;

     - for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     - under Section 174 of the Delaware law regarding unlawful dividends and stock purchases; or

     - for any transaction from which the director derived an improper personal benefit.

     As permitted by Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective upon the closing of this offering, provide that:

     - we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law, so long as such person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of ARTISTdirect, and with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful;

     - we are permitted to indemnify our other employees to the extent that we indemnify our officers and directors, unless otherwise required by law, our amended and restated certificate of incorporation, our amended and restated bylaws or other agreements;

     - we are required to advance expenses to our directors and officers incurred in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to very limited exceptions; and

     - the rights conferred in our amended and restated bylaws are not exclusive.

     Before the closing of this offering, we intend to enter into indemnity agreements with each of our current directors and officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in our amended and restated certificate of incorporation and our amended and restated bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

     We have obtained directors' and officers' liability insurance.

                           RELATED PARTY TRANSACTIONS

ISSUANCES OF INTERESTS IN PREDECESSOR

     INITIAL ISSUANCES

     In September 1996, Marc Geiger and Don Muller formed ARTISTdirect, LLC, our predecessor, and each acquired 17,461,365 common units of its membership interest. All information with respect to units of ARTISTdirect, LLC in this section gives effect to a 35 to 1 forward unit split that occurred in May 1999 and does not give effect to the one-for-four reverse stock split of ARTISTdirect effective upon the closing of this offering.

     In 1998, as partial compensation for services rendered and to be rendered, ARTISTdirect, LLC issued common units to Keith Yokomoto, our President and Chief Operating Officer, Steve Rennie, President of the UBL, Robert Morse, our Vice President and Treasurer and L&G Associates One. These common units entitled the holders to share in the profits and losses of ARTISTdirect, LLC but limited the holders' share of the capital of ARTISTdirect, LLC to increases in its fair value after the issuance of the units. The value of the capital at the time of these issuances remained the property of Messrs. Geiger and Muller. In January 1998, Mr. Yokomoto and L&G Associates One received 4,014,107 and 1,204,232 common units, respectively. Allen Lenard, one of our directors, is Managing Partner of L&G Associates One and is also Managing Partner of Lenard & Gonzalez LLP, one of our outside law firms. In June 1998, Messrs. Rennie and Morse received 1,605,643 and 401,411 common units, respectively. In connection with these issuances, Messrs. Geiger and Muller agreed that the percentages represented by these common units would not be diluted for the first $5 million in capital contributions made to ARTISTdirect, LLC by outside investors. To effect this anti-dilution protection, Messrs. Geiger and Muller periodically contributed common units to ARTISTdirect, LLC and ARTISTdirect, LLC issued the same total number of common units to Messrs. Yokomoto, Rennie, Morse and L&G Associates One for no additional consideration.

     In July 1998, Messrs. Geiger and Muller contributed their interests in MGE, LLC, another company they wholly-owned, to ARTISTdirect Holdings, L.L.C., a newly-formed Delaware limited liability company, and then contributed their interests in ARTISTdirect Holdings, L.L.C. to ARTISTdirect, LLC in exchange for additional common units. As a result, ARTISTdirect Holdings, L.L.C. became a wholly-owned subsidiary of ARTISTdirect, LLC.

     In July 1997, ARTISTdirect New Media, LLC, one of our subsidiaries or ADNM, and American Recordings, Inc., or ARI, which was wholly-owned by Rick Rubin, one of our directors, formed UBL, LLC. ARI contributed all of the assets used in connection with the operation of the UBL Web site to UBL, LLC in exchange for a membership interest in UBL, LLC. Since its inception, ADNM has been 99% owned by ARTISTdirect LLC and 1% owned by an entity owned by the members of ARTISTdirect, LLC. From UBL, LLC's inception in June 1997 until May 1999, when ADNM exchanged its interest in UBL, LLC for interests in ARTISTdirect LLC, ADNM owned approximately 49% of the membership interests in UBL, LLC, and controlled and funded the operations of the UBL Web site.

     ISSUANCES OF ARTISTDIRECT, LLC SERIES A PREFERRED UNITS

     Between July 1998 and December 1998, ARTISTdirect, LLC sold a total of 9,458,340 of its Series A preferred units at a purchase price of approximately $0.31 per unit to the following purchasers:

                                                                                 AGGREGATE
                                                                 SERIES A         PURCHASE
                         PURCHASER                            PREFERRED UNITS      PRICE
                         ---------                            ---------------    ----------
Constellation Venture Capital, L.P..........................     5,850,520       $1,800,000
Psilos Group Partners, L.P..................................     1,950,172          600,000
DreamMedia Internet Ventures, LLC...........................     1,462,632          450,000
Carl Kawabe.................................................       195,016           60,000

     In January 1999, ARTISTdirect, LLC redeemed 780,068 of its Series A preferred units from Psilos Group Partners, L.P. for a purchase price of $240,080 and re-issued those units to CCP/Psilos ARTISTdirect, LLC for the same price. Mr. Friedman, one of our directors, is the General Partner of Constellation Venture Capital, L.P. and Mr. Krupa, one of our directors, is the Managing Director of Psilos Group Managers, L.P.

     ISSUANCES OF UBL, LLC UNITS

     Between July 1998 and December 1998, UBL, LLC, sold an aggregate of 1,940,000 of its Series A preferred units, and 1,940,000 of its Series B preferred units, at a purchase price of $1.00 per unit to the following purchasers:

                                                                                      AGGREGATE
                                                   SERIES A           SERIES B         PURCHASE
                 PURCHASER                      PREFERRED UNITS    PREFERRED UNITS      PRICE
                 ---------                      ---------------    ---------------    ----------
Constellation Venture Capital, L.P..........       1,200,000                 --       $1,200,000
Psilos Group Partners, L.P..................         400,000                 --          400,000
DreamMedia Internet Ventures, LLC...........         300,000                 --          300,000
Carl Kawabe.................................          40,000                 --           40,000
ADNM........................................              --          1,940,000        1,940,000

     In January 1999, UBL, LLC redeemed 160,000 of its Series A preferred units from Psilos Group Partners, L.P. for a purchase price of $160,000 and re-issued those units to CCP/Psilos UBL, LLC for the same price.

     In February 1999, UBL, LLC issued 392,134 of its common units to Scott Blum, President of iMusic and our Vice President, Research and Development, in consideration of his contribution of 540,000 shares of common stock of iMusic, Inc. All information with respect to units of UBL, LLC in this section gives effect to a 1,000-for-1 unit split that occurred in April 1999.

     EXCHANGE TRANSACTION AND ISSUANCE OF ARTISTDIRECT, LLC SERIES B PREFERRED UNITS

     In May 1999, we completed an exchange transaction in which the holders of common and/or Series A preferred units of UBL, LLC, other than ADNM exchanged a total of 8,042,134 UBL, LLC common units and 1,940,000 UBL, LLC preferred units for a total of 13,982,207 common units and 3,372,920 Series A preferred units of ARTISTdirect, LLC. At the same time, ADNM distributed units in UBL, LLC to ARTISTdirect, LLC and to ARTISTdirect Holdings LLC, so that after giving effect to the exchange and distribution transactions, UBL, LLC was 99% owned by ARTISTdirect, LLC and 1% owned by ARTISTdirect Holdings LLC. In connection with this transaction, Messrs. Geiger and Muller contributed 491,467 and 995,819 common units, respectively, to the capital of ARTISTdirect, LLC. These units were then reissued to Mr. Rubin.

     In May 1999, ARTISTdirect, LLC also sold an aggregate of 15,000,000 of its Series B preferred units at a purchase price of $1.00 per unit to the following purchasers:

                                                              SERIES B     AGGREGATE
                                                              PREFERRED     PURCHASE
                         PURCHASER                              UNITS        PRICE
                         ---------                            ---------    ----------
Chase Capital Partners......................................  4,800,000    $4,800,000
CCP/Psilos ARTISTdirect, LLC................................    922,509       922,509
Flatiron Fund...............................................    200,000       200,000
Bowman Capital Management LLC...............................  4,000,000     4,000,000
Constellation Venture Capital, L.P..........................  2,500,000     2,500,000
Psilos Group Partners, L.P..................................  1,383,764     1,383,764
Cassandra/ARTISTdirect Partners, LLC........................  1,000,000     1,000,000
Toronto Dominion Investments, Inc...........................    193,727       193,727

     In connection with this financing, the holders of Series A preferred units in ARTISTdirect, LLC received 354,526 common units in ARTISTdirect, LLC and $85,000 in exchange for accrued and unpaid preferred returns.

     The preferred and common units of ARTISTdirect, LLC were exchanged for preferred and common stock in connection with the merger of ARTISTdirect, LLC into ARTISTdirect, Inc. on October 6, 1999. All shares of preferred stock will convert into shares of common stock on a one-for-one basis upon the closing of this offering. In addition, approximately 50,000 shares of common stock will be issued as accrued but unpaid dividends on the preferred stock. See the notes to the beneficial ownership table in "Principal Stockholders" on page 84 for information relating to the beneficial ownership of such shares.

     ISSUANCES OF ARTISTDIRECT, INC. SERIES C PREFERRED STOCK

     Between December 1999 and January 2000, ARTISTdirect, Inc. sold an aggregate of 7,000,291 of its Series C preferred stock at a purchase price of $13.928 per share to the following purchasers:

                                                              SHARES OF
                                                              SERIES C      AGGREGATE
                                                              PREFERRED     PURCHASE
                         PURCHASER                              STOCK         PRICE
                         ---------                            ---------    -----------
Universal Music Group, Inc..................................  2,153,935    $30,000,000
Cisneros Television Group(1)................................  1,435,957     20,000,000
Sony Music, a Group of Sony Music Entertainment Inc.........  1,076,968     15,000,000
BMG Music d/b/a BMG Entertainment...........................  1,076,968     15,000,000
Time Warner Inc.(2).........................................  1,005,170     14,000,000
Other purchasers............................................    251,293      3,500,000

-------------------------
(1) Shares are actually held by Meadowlane Enterprises Ltd., an affiliate of Cisneros Television Group.

(2) Shares are actually held by Art-Dir Holdings Inc., an affiliate of Time Warner Inc.

     Mr. Cisneros, one of our directors, is the Chairman and Chief Executive Officer of the Cisneros Television Group. Universal Music Group, Inc. has the right to appoint a director pursuant to the stockholders agreement described on page 80. In addition, each of the Series C preferred stock investors entered into strategic agreements with us in connection with their purchase of Series C preferred stock. See "Business -- Strategic Relationships" on page 46 for more information on these agreements. The actual number of shares of common stock to be issued upon conversion of Series C preferred stock may be adjusted based upon the initial public offering price. The actual number of shares into which each share of Series C preferred stock will convert is equal to the ratio determined by dividing $13.928 by 80% of the initial offering price. Assuming an initial offering price of $11.00 per share, each share of Series C preferred stock will convert into approximately 1.5827 shares of our common stock.

OPTIONS AND STOCK ISSUED TO JAMES CARROLL

     In May 1999, the board granted James Carroll, our Chief Financial Officer, two options to purchase a total of 459,184 shares of common stock at an exercise price of $3.60 per share. One-fourth of the 344,388 shares subject to the first option became exercisable immediately, and the remaining option shares become exercisable in three equal annual installments from the date of the grant. All of these remaining option shares become immediately exercisable if a change of control occurs.

     At the time Mr. Carroll's second option was granted, the option was initially not exercisable and became exercisable as follows:

     - One-half of the 114,796 shares underlying Mr. Carroll's second option would become exercisable upon the completion of an offering.

     - The remaining shares underlying this option would become exercisable if the closing price of our common stock on any two or more trading days exceeds 150% of the initial offering price during the one month period following the closing of this offering. The remaining shares would also become exercisable immediately upon a change of control which occurs before May 24, 2002, provided that the valuation of ARTISTdirect at the change of control equaled or exceeded $300 million. In February 2000, we accelerated the exercisability of this option so that it immediately became exercisable for all 114,796 of the shares subject to the option.

     On September 23, 1999, James Carroll purchased 83,333 shares of common stock from Don Muller and 27,778 shares of common stock from Keith Yokomoto for $300,000 and $100,000, respectively.

     On March 6, 2000, the board approved an option grant to Mr. Carroll which will become effective at the time the initial public offering price for this offering is determined. The option grant will be for 226,084 shares, will have an exercise price equal to the initial public offering price and will become exercisable with respect to one-third of the option shares on each anniversary of the effectiveness of the option grant.

DEBT TO EXECUTIVE OFFICERS AND DIRECTOR

     In satisfaction of our obligations to make distributions triggered by the merger of ARTISTdirect, LLC into ARTISTdirect, Inc., we issued a note in the principal amount of $275,000 to each of Messrs. Geiger and Muller and a note in the principal amount of $190,714 to Mr. Rubin. Each of these notes bears interest at a rate of 5.98% per annum and will become due and payable upon the closing of this offering.

DEFERRED COMPENSATION AGREEMENT

     In April 1998, we entered into a deferred compensation agreement with Keith Yokomoto, our President and Chief Operating Officer. The agreement grants Mr. Yokomoto deferred compensation of up to $200,000, depending on the value of our company as of the payment date. The compensation is due on the earlier to occur of:

     - Mr. Yokomoto's sale of all of his shares of our common stock;

     - the occurrence of specific capital events, including the sale of substantially all of our assets and receipt of insurance proceeds from the occurrence of an extraordinary event; or

     - April 1, 2005.

     Messrs. Geiger and Muller are obligated to contribute to ARTISTdirect the amounts necessary to fund this obligation. We have recorded the $200,000 obligation as an expense for 1998.

TRANSACTIONS WITH SCOTT BLUM

     In connection with UBL, LLC's acquisition of iMusic, we granted Scott Blum, President of iMusic, and our Vice President, Research and Development, an option to have all of his shares of our common stock redeemed for a redemption price of up to $2.8 million. The redemption option is triggered by the occurrence of specified events, including this offering. In addition, if Mr. Blum exercises his option we are required to pay a total of $200,000 in bonuses to employees of iMusic designated by Mr. Blum. Mr. Blum has notified us that he has decided not to exercise his option. Accordingly, it will terminate on the closing of this offering.

     In addition, UBL, LLC entered into a contingent loan agreement with Scott Blum to make loans to pay federal and state tax liabilities that he may incur as a result of (a) the liquidation of iMusic or a taxable disposition or other transfer of iMusic common stock or (b) a distribution of property by UBL, LLC to Mr. Blum not involving sufficient cash or marketable securities for him to pay the resulting tax liability, in either case. Any advances to Mr. Blum under the contingent loan agreement will bear interest at the then lowest permissible rate under the Internal Revenue Code and be secured by a pledge of a portion of Mr. Blum's shares of our common stock.

     Between 1996 and 1998, Mr. Blum periodically advanced iMusic funds for various expenses. The largest amount outstanding at any one time during this period was $66,000. During this period, iMusic leased its principal executive office from Mr. Blum, for which Mr. Blum received annual rental payments of $13,500.

REGISTRATION RIGHTS AGREEMENT

     We have entered into a registration rights agreement with Rick Rubin, one of our directors, Marc Geiger, our Chairman of the Board and Chief Executive Officer, Donald Muller, President of ARTISTdirect Agency and Kneeling Elephant Records and one of our directors, and the holders of our Series A, Series B and Series C preferred stock. The registration rights agreement provides these stockholders with rights to require us to register their stock with the Securities and Exchange Commission. The holders of these rights have waived them as to this offering. The other registration rights will survive this offering and will terminate no later than ten years after the closing date of this offering.

STOCKHOLDERS AGREEMENT

     We have entered into a stockholders agreement with a number of our stockholders with respect to their rights, restrictions and obligations as stockholders. These stockholders include several of our officers and directors and their affiliates, including Marc Geiger, Donald Muller, Keith Yokomoto, L&G Associates One, Steve Rennie, James Carroll, Robert Morse, Constellation Venture Capital, L.P., Psilos Group Partners, L.P., Rick Rubin, Scott Blum, Chase Venture Capital Associates, L.P., Universal Music Group, Inc., Meadowlane Enterprises, Ltd., Sony Music, Art-Dir Holdings Inc., Maverick Recording Company, BMG Music and Yahoo!. Although most of the provisions of this agreement will terminate upon the consummation of this offering, the following provisions will remain in effect:

     - Private Transfer. If Messrs. Geiger or Muller, or any of their transferees, proposes to transfer five percent or more of our outstanding capital stock in a single private transaction or series of private transactions, each of the parties to the stockholders agreement will be allowed to participate in the transaction;

     - Mandatory redemption of Elson's Common Stock. William Elson has notified us that he intends to exercise the option he received in connection with the settlement agreement described in "-- Settlement Agreement" on page 83. When Mr. Elson exercises this option, we will be required to automatically redeem an amount of shares from each of Messrs. Geiger and Muller equal to 50% of the number of shares of Common Stock issued to Elson pursuant to the option. The price per share payable to Messrs. Geiger and Muller shall be equal to the price per share paid by Mr. Elson; and

     - Errors and omissions insurance. We are required to obtain and maintain an errors and omissions insurance policy covering our officers and directors with a stated policy limit of no less than $5,000,000. Rick Rubin, one of our directors, Constellation Ventures (BVI), Inc., CCP/Psilos ARTISTdirect, LLC, Chase Venture Capital Associates, L.P. Flatiron Fund 1998/99, LLC, Universal Music Group, Inc., Meadowlane Enterprises, Ltd., Sony Music, Art-Dir Holdings Inc., Maverick Recording Company, BMG Music and Yahoo! shall be additional named insureds on the policy as long as such coverage is reasonably available.

PERSONAL GUARANTEES BY EXECUTIVE OFFICERS AND DIRECTORS

     In February 1999, Marc Geiger, our Chairman of the Board and Chief Executive Officer, and Donald Muller, President of ARTISTdirect Agency and Kneeling Elephant Records and one of our directors, personally guaranteed obligations by us under our $750,000 credit facility with Republic Bank California, N.A., and obligations by UBL under the $1,250,000 credit facility with Republic Bank. In November 1999, the $1,250,000 credit facility was increased to $4,250,000 and James Carroll, our Chief Financial Officer, was added as one of the personal guarantors on both this facility and the $750,000 facility. Rick Rubin, one of our directors, also personally guaranteed the obligations by UBL under the $4,250,000 credit facility. As of the date of this prospectus, no amounts were outstanding under the credit facilities.

     In connection with the personal guarantees by Messrs. Geiger and Muller for the $750,000 line of credit, ARTISTdirect, LLC, ARTISTdirect Holdings, L.L.C., ARTISTdirect Agency, LLC, ARTISTdirect New Media, LLC, Kneeling Elephant Records, Keith Yokomoto, our President, Chief Operating Officer and one of our directors, L&G Associates One, Stephen P. Rennie, President of The Ultimate Band List, Robert A. Morse, our Vice President of Business Administration and Treasurer, Constellation Venture Capital, L.P., Constellation Ventures (BVI), Inc., Psilos Group Partners, L.P., DreamMedia Internet Ventures, LLC, Carl Kawabe and CCP/Psilos ARTISTdirect, LLC, each agreed to reimburse Messrs. Geiger and Muller on demand for any payment they make pursuant to the guarantees. Additionally, Messrs. Geiger and Muller each agreed to pay the other's proportionate share of their obligation if either one of them does not receive the full amount of reimbursement described above.

     In connection with the personal guarantees by Messrs. Geiger, Muller, Carroll and Rubin for the $4,250,000 line of credit, ARTISTdirect, LLC, ARTISTdirect Holdings, L.L.C., ARTISTdirect Agency, LLC, ARTISTdirect New Media, LLC, Kneeling Elephant Records, American Recordings, Inc., Constellation Venture Capital, L.P., Constellation Ventures (BVI), Inc., Psilos Group Partners, L.P. DreamMedia Internet Ventures, LLC, Carl Kawabe and CCP/Psilos ARTISTdirect, LLC, each agreed to reimburse Messrs. Geiger, Muller, Carroll and Rubin on demand for any payment they make pursuant to the guarantees. Additionally, Messrs. Geiger, Muller, Carroll and Rubin each agreed to pay each other's proportionate share of their obligation if any one of them does not receive the full amount of reimbursement described above. Rick Rubin, one of our directors, is President of American Recordings, Inc.

EQUITY-RELATED TRANSACTIONS BETWEEN OFFICERS AND DIRECTORS


     In March 2000, Marc Geiger, Donald Muller and Rick Rubin agreed to enter into a series of transactions which will effectively transfer to Keith Yokomoto, Steve Rennie and L&G Associates One the economic benefit of the increase in value over $13.928 per share with respect to an aggregate of 1,234,386 shares of our common stock, referred to below as the "Transferred Shares". The purpose of these transactions was to provide additional equity-based incentives to Messrs. Yokomoto and Rennie and to provide both equity-based incentives and compensation for past services to L&G Associates One.


     To effect these transactions, Rick Rubin contributed 411,462 shares of his common stock to ARTISTdirect Investors, LLC in exchange for membership interests in that entity. ARTISTdirect Investors, LLC is the entity through which Messrs. Geiger, Muller, Yokomoto, Rennie, and L&G Associates One currently hold their shares. ARTISTdirect Investors, LLC then granted additional membership interests to Messrs. Yokomoto and Rennie and L&G Associates One in a transaction that only diluted the membership interests of Messrs. Geiger, Muller and Rubin. These additional membership interests, which we refer to as the "Additional Interests", do not entitle Messrs. Yokomoto or Rennie or L&G Associates One to any share of the current capital value of ARTISTdirect Investors, LLC. Instead, the Additional Interests entitle Messrs. Yokomoto and Rennie and L&G Associates One to any increase in the value of 696,831, 238,913 and 298,642 shares, respectively, of our common stock held by ARTISTdirect Investors, LLC over $13.928 per share. Any increase in value will be determined based upon the closing price of our common stock on the third day of trading, which we refer to below as the "Closing Price".

     Upon closing of this offering, ARTISTdirect Investors, LLC will distribute the shares of common stock it holds to its members and then dissolve. The number of shares distributed to each member will be determined based upon the Closing Price. If the Closing Price does not exceed $13.928, Messrs. Yokomoto and Rennie and L&G Associates One will not receive any additional shares of common stock from ARTISTdirect Investors, LLC as a result of its issuance of the Additional Interests.

     In addition to any shares of common stock that they receive from ARTISTdirect Investors, LLC, upon the closing of this offering, the Company will issue each of Messrs. Yokomoto and Rennie and L&G Associates One an option to purchase shares of the Company's common stock. These options will have an exercise price equal to the Closing Price. The options of Messrs. Yokomoto and Rennie and L&G Associate One will entitle them to purchase a number of shares equal to the difference between 696,831, 238,913 and 298,642 and the number of shares, if any, that ARTISTdirect Investors, LLC distributes to them in respect of the additional interests. These options have seven year terms. The options to be granted to Messrs. Yokomoto and Rennie will be granted under our 1999 Employee Stock Plan and will be exercisable at any time following the one year anniversary of their grant, unless the applicable optionee voluntarily terminates his employment prior to that date. In this event, that optionee's option will terminate. The options granted to Messrs. Yokomoto and Rennie also become immediately exercisable upon a change of control, or if the optionee dies, becomes disabled or is terminated by us without cause. The option to be granted to L&G Associates One will be granted under our 1999 Artist and Artist Advisor Plan and will be immediately exercisable in full.

     Each of Messrs. Rubin, Geiger and Muller have agreed that, upon exercise of any of these options, they will sell to us, and we will redeem from them, the same number of aggregate shares that we are required to issue in connection with the exercise of the option. The price that we will pay Messrs. Rubin, Geiger and Muller for their shares will be equal to the exercise price that we receive from the optionee. Each of Messrs. Rubin, Geiger and Muller is obligated to sell us one third of the number of shares issued by us upon the exercise. To effect this agreement, Messrs. Rubin, Geiger and Muller have irrevocably authorized us to hold in escrow share certificates representing the maximum number of shares of common stock that may be acquired upon exercise of these options.

RETURN OF CAPITAL

     In August 1997 and August 1998, we paid a total of $100,000 to Marc Geiger, our Chairman of the Board and Chief Executive Officer, as a return of capital that Mr. Geiger previously contributed to us.

PAYMENTS TO LEGAL COUNSEL

     In 1998 and 1999, we paid Lenard & Gonzalez LLP $350,000 and $1,010,000, respectively, for legal services provided to us. Allen Lenard, one of our directors, is Managing Partner of Lenard & Gonzalez LLP.

SETTLEMENT AGREEMENT

     We entered into a settlement agreement with William Elson in connection with the termination of his employment as our Chief Operating Officer in October 1997. Pursuant to this agreement, Mr. Elson received a severance payment of $175,000 and an option to purchase the lesser of 100,000 shares of our common stock, or 2.5% of the common stock issued in this offering at an exercise price that will be set at the completion of this offering pursuant to the agreement. Mr. Elson has notified us that he will exercise this option. Messrs. Geiger and Muller will each contribute half the shares of common stock to be issued to Mr. Elson upon exercise of his option, in exchange for which we will pay Messrs. Geiger and Muller the consideration we receive from Mr. Elson for the exercise of the option. In addition, Mr. Elson loaned us $100,000 in 1996, which we repaid in 1997.

                             PRINCIPAL STOCKHOLDERS

     Except as indicated in footnote (1), the following table sets forth information with respect to beneficial ownership of our common stock as of December 31, 1999 and as adjusted to reflect the sale of common stock in this offering for:

     - each person or entity known by us to beneficially own more than 5% of our outstanding shares of common stock;

     - each of our directors;

     - each of the named executive officers; and

     - all of our directors and executive officers as a group.

                                                                                    PERCENTAGE OF
                                                         NUMBER OF SHARES        SHARES BENEFICIALLY
                                                      BENEFICIALLY OWNED(1)             OWNED
                                                     ------------------------   ----------------------
                                                       BEFORE        AFTER       BEFORE       AFTER
       NAME AND ADDRESS OF BENEFICIAL OWNER           OFFERING    OFFERING(2)   OFFERING   OFFERING(2)
       ------------------------------------          ----------   -----------   --------   -----------
Entities affiliated with Constellation Venture
  Capital, L.P.(3).................................   2,728,907    2,728,907       8.4%        7.3%
  575 Lexington Avenue
  New York, New York 10022
Entities affiliated with Chase Capital
  Partners(4)......................................   1,512,238    1,512,238       4.7         4.1
  380 Madison Avenue, 12th Floor
  New York, New York 10017
Universal Music Group, Inc.(5).....................   3,409,091    3,409,091      10.6         9.1
  10 Universal City Plaza
  Universal City, California 91608
Entity affiliated with Cisneros Television Group,
  Inc.(6)..........................................   2,272,727    2,272,727       7.0         6.1
  404 Washington Avenue
  Miami Beach, Florida 33139
BMG Music d/b/a BMG Entertainment(7)...............   1,704,547    1,704,547       5.3         4.6
  1540 Broadway
  New York, New York 10036
Sony Music, a Group of Sony Music
  Entertainment(7).................................   1,704,547    1,704,547       5.3         4.6
  550 Madison Avenue
  New York, New York 10022
Marc P. Geiger(8)(9)...............................   3,335,820    3,393,581      10.3         9.1
Donald P. Muller(8)(9).............................   3,252,486    3,308,800      10.0         8.9
Keith K. Yokomoto(8)(10)...........................   1,955,324    1,923,837       6.1         5.2
Stephen P. Rennie(8)...............................     504,352      448,714       1.6         1.2
James B. Carroll(8)(11)............................     312,004      312,456       1.0         0.8
Rick Rubin(8)......................................   3,620,219    3,620,219      11.2         9.7
  c/o Alan S. Halfon & Company
  9595 Wilshire Boulevard, Suite 505
  Beverly Hills, CA 90212
Clifford H. Friedman(3)............................   2,728,907    2,728,907       8.4         7.3
Carlos E. Cisneros(6)..............................   2,272,727    2,272,727       7.0         6.1
Dara Khosrowshahi..................................          --           --        --          --
Stephen Krupa(12)..................................   1,288,577    1,288,577       4.0         3.5
Allen D. Lenard(8)(13).............................     378,264      364,769       1.2         1.0
  1900 Avenue of the Stars
  Twenty-Fifth Floor
  Los Angeles, California 90067
All directors and executive officers as a group (11
  persons)(14).....................................  19,648,680   19,662,587      60.8        52.7

-------------------------
 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of December 31, 1999 are deemed to be outstanding and to be beneficially owned by the person holding such options or warrants for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address for each of the individuals listed in the table is care of ARTISTdirect, Inc., 17835 Ventura Boulevard, Suite 310, Encino, California. Unless otherwise indicated by footnote, the persons named in the table have sole voting and sole investment power with respect to all shares of common stock shown as beneficially owned by them, subject to applicable community property laws. Percentage of beneficial ownership before the offering is based on 32,296,483 shares of common stock outstanding as of December 31, 1999, after giving effect to the issuance of 1,094,917 shares of Series C preferred stock issued in January 2000, and the conversion of all outstanding shares of the preferred stock. Percentage of beneficial ownership after the offering is based on 37,296,483 shares of common stock issued and outstanding after completion of this offering. These numbers assume the conversion of each share of Series C preferred stock into 1.5827 shares of common stock, based on an initial public offering price of $11.00. In addition, these numbers do not reflect the issuance of an aggregate of approximately 100,000 shares of common stock as accrued dividends on preferred stock, based on an initial offering price of $11.00 per share.

 (2) Assumes no exercise of the underwriters' over-allotment option.

 (3) Includes (a) 1,967,546 shares held by Constellation Venture Capital, L.P.; and (b) 759,361 shares held by Constellation Ventures (BVI), Inc. Mr. Friedman is President and Chief Executive Officer of Constellation Ventures
     (BVI), Inc. and managing member of Constellation Ventures Management, LLC, the general partners of Constellation Venture Capital, L.P. As such, Mr. Friedman may be deemed to exercise voting and investment power over such shares. Mr. Friedman disclaims beneficial ownership of such shares, except to the extent of his proportionate interest therein. The number does not include (a) 515,803 shares held by DreamMedia Internet Ventures, LLC and
     (b) 68,347 shares held by Carl Kawabe. DreamMedia and Mr. Kawabe entered into a voting agreement pursuant to which Mr. Friedman is entitled to vote their shares of our common stock. The agreement automatically terminates upon this offering; therefore, after the offering, Mr. Friedman will no longer have any voting or dispositive power with respect to such shares.

 (4) Includes 1,251,507 shares held by Chase Venture Capital Associates, L.P. and 260,731 shares held by Cassandra/ARTISTdirect Partners, LLC. Chase Capital Partners is General Partner of Chase Venture Capital Associates, L.P. which is the managing member of Cassandra/ARTISTdirect Partners, LLC. As such, Chase Capital Partners is deemed to exercise voting and investment power over such shares.

 (5) Includes 1,059,018 shares of Series C preferred stock issued in December 1999 and 1,094,917 shares of Series C preferred stock issued in January 2000, all of which will be automatically converted into an aggregate of 3,409,091 shares of common stock upon the consummation of this offering, based on an initial public offering price of $11.00.

 (6) Include 1,435,957 shares of Series C preferred stock held by Meadowlane Enterprises Ltd., which will be converted into 2,272,727 shares of common stock upon the consummation of this offering, based on an initial offering price of $11.00 per share. An affiliate of Cisneros Television Group owns all of the equity and voting interests in Meadowlane Enterprises Ltd. and as such, Cisneros Television Group may be deemed to beneficially own such shares. Mr. Cisneros is the Chairman and Chief Executive Officer of Cisneros Television Group and may be deemed to exercise voting and investment power over such shares. Mr. Cisneros disclaims beneficial ownership of such shares.

 (7) Includes 1,076,968 shares of Series C preferred stock which will be automatically converted into 1,704,547 shares of common stock upon the consummation of this offering, based on an initial offering price of $11.00 per share.

 (8) Includes shares of common stock which are held by ARTISTdirect Investors, LLC for the benefit of the stockholder. In connection with the merger of ARTISTdirect, LLC into ARTISTdirect, Inc., Messrs. Geiger, Muller, Yokomoto, Rennie, Morse and Carroll and L&G Associates One formed ARTISTdirect Investors, LLC to hold their shares of our common stock. Upon the closing of this offering, ARTISTdirect Investors, LLC will distribute the shares of common stock held by it to the stockholders and will be dissolved. ARTISTdirect Investors, LLC's operating agreement provides each of its members voting rights with respect to a specific number of shares of our common stock held by ARTISTdirect Investors, LLC. The number of shares which each member is entitled to vote is different from the number of shares each member will receive after the dissolution of ARTISTdirect Investors, LLC. The actual number of shares of our common stock held by ARTISTdirect Investors, LLC that each stockholder will receive upon dissolution and is currently entitled to vote, is as follows:

                                      SHARES ENTITLED     ADJUSTMENT OF SHARES      TOTAL SHARES
           STOCKHOLDER/MEMBER             TO VOTE          UPON DISTRIBUTION      UPON DISTRIBUTION
           ------------------         ----------------    --------------------    -----------------
     Rick Rubin.....................        411,462                                     411,462
     Marc P. Geiger.................      3,335,820               57,761              3,393,581
     Donald P. Muller...............      3,252,486               56,314              3,308,800
     Keith K. Yokomoto..............      1,955,324              (31,487)             1,923,837
     James B. Carroll...............        111,111                  452                111,563
     Stephen P. Rennie..............        504,352              (55,638)               448,714
     Robert A. Morse................        126,088              (13,907)               112,181
     L&G Associates One.............        378,264              (13,495)               364,769

     After the dissolution of ARTISTdirect Investors, LLC, which will occur upon the consummation of this offering, each stockholder will have sole voting and dispositive power over an adjusted number of shares that will be determined based on the closing bid price of the stock on the trading day immediately prior to the consummation of this offering. The number of shares set forth under "Total Shares Upon Distribution" for each of Keith Yokomoto, Stephen Rennie and L&G Associates One above does not reflect the immediately exercisable options that will be issued to these stockholders upon the dissolution of ARTISTdirect Investors, LLC. The number of shares underlying these options will be 696,831 for Mr. Yokomoto, 238,913 for Mr. Rennie, and 298,642 for L&G Associates One, in each case, based on an assumed closing bid price equal to the assumed initial offering price of $11.00. In addition, the number of shares set forth under "Total Shares Upon Distribution" for each of Marc Geiger, Donald Muller and Rick Rubin have not been adjusted to reflect the potential redemption of up to 411,462 shares from each of these stockholders upon the exercise of the options to Keith Yokomoto, Stephen Rennie and L&G Associates One. Please see "Related Party Transactions -- Equity-Related Transactions Between Officers and Directors" on page 81 for more information on the transactions between the members of ARTISTdirect Investors LLC.

 (9) Does not reflect the effect of the transfer of the 100,000 shares of common stock that will be contributed by Marc Geiger and Don Muller to William Elson upon the closing of this offering. Each of Messrs. Geiger and Muller will contribute half of these shares. Please see "Related Party Transactions -- Settlement Agreement" on page 83 for more information on this transaction.

(10) Includes (a) 361,111 shares held by Keith Yokomoto as trustee of the Geiger Children's Trust and (b) 361,111 shares held by Keith Yokomoto as trustee of the Muller Children's Trust. Mr. Yokomoto will have sole voting and dispositive power over these shares upon the consummation of this offering. Mr. Yokomoto disclaims beneficial ownership of these shares.

(11) Includes (a) the shares set forth in note (8), (b) 200,893 shares subject to options which are exercisable within 60 days of December 31, 1999.

(12) Includes (a) 775,519 shares held by Psilos Group Partners, L.P.; (b) 440,325 shares held by CCP/ Psilos ARTISTdirect, LLC; and (c) 72,733 shares held by CCP/Psilos UBL, LLC. Mr. Krupa is managing director of Psilos Group Managers, LLC and a member of Psilos Group Investors, LLC. Psilos Group Investors, LLC is the managing member of both CCP/Psilos ARTISTdirect, LLC and CCP/Psilos UBL, LLC and is the general partner of Psilos Group Partners, L.P. As such, Mr. Krupa may be deemed to exercise voting and investment power over such shares. Mr. Krupa disclaims beneficial ownership of such shares, except to the extent of his proportionate interest therein.

(13) Represents all of the shares held by L&G Associates One. Mr. Lenard is General Partner of Lenard Holdings, L.P., which is the Managing L&G Associates One, and as such, may be deemed to exercise voting and investment power over such shares. He disclaims beneficial ownership of the shares held by this entity except to the extent of his proportionate interest therein.

(14) Includes the information set forth in notes 3, 6, and 8-13 above.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Immediately following the closing of this offering, our authorized capital stock will consist of 150 million shares of common stock, $.01 par value per share, and 5 million shares of preferred stock, $.01 par value per share. Upon completion of this offering, based on the number of shares, options and warrants outstanding as of December 31, 1999, there will be 37,296,983 outstanding shares of common stock, outstanding options to purchase 6,890,549 shares of common stock and outstanding warrants to purchase 1,244,394 shares of common stock. This number assumes the conversion of each share of Series C preferred stock into 1.5827 shares of common stock, based on an initial public offering price of $11.00. If the initial public offering price is greater than or equal to $17.41, then each share of Series C preferred stock will convert into one share of common stock.

COMMON STOCK

     As of December 31, 1999, there were 32,296,483 shares of common stock outstanding and held of record by 44 stockholders, assuming conversion of all shares of preferred stock into common stock and including the issuance of 1,094,917 shares of Series C preferred stock in January 2000. Based on the number of shares outstanding as of that date and giving effect to the issuance of the 5,000,000 shares of common stock offered by us hereby, there will be 37,296,483 shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option, upon the closing of the offering.

     Holders of the common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. Holders of common stock are entitled to receive ratably any dividends that may be declared by the Board of Directors out of legally available funds, subject to any preferential dividend rights of any outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, and the shares offered by us in this offering will be upon receipt of payment for such shares, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock which we may designate and issue in the future without further stockholder approval. Upon the closing of the offering, there will be no shares of preferred stock outstanding.

PREFERRED STOCK

     Upon the closing of this offering, all outstanding shares of our Series A, Series B and Series C preferred stock will convert into shares of common stock. Thereafter, the board of directors will be authorized without further stockholder approval to issue from time to time up to an aggregate of 5 million shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights, qualifications, limitations or restrictions of the shares of each series, including the dividend rights, dividend rates, conversion rights, voting rights, term of redemption including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our management without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. We have no present plans to issue any shares of preferred stock.

ANTI-TAKEOVER PROVISIONS

     DELAWARE LAW

     Upon closing of this offering, we will be subject to the provisions of
Section 203 of the Delaware General Corporation Law regulating corporate takeovers. Section 203 prevents Delaware corporations, including those that are listed on the Nasdaq National Market, from engaging in a "business combination" involving a merger or sale of more than 10% of the corporation's assets, with any "interested stockholder," that is, a stockholder who owns 15% or more of the corporation's outstanding voting stock, as well as affiliates and associates of any such person, for three years following the date that such stockholder became an "interested stockholder" unless:

     - the transaction that resulted in the stockholder becoming an "interested stockholder" was approved by the board of directors prior to the date the "interested stockholder" attained such status;

     - upon consummation of the transaction that resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by (i) persons who are directors as well as officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     - on or subsequent to such date, the "business combination" is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the "interested stockholder."

     A Delaware corporation may "opt out" of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. We have not "opted out" of the provisions of the Anti-Takeover Law. This statute could prohibit or delay mergers or other takeover or change-of-control attempts with respect to ARTISTdirect and, accordingly, may discourage attempts to acquire us.

     CHARTER AND BYLAW PROVISIONS

     There are provisions in our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective upon the closing of this offering, that may make it more difficult to acquire control of ARTISTdirect by various means. These provisions could deprive the stockholders of opportunities to realize a premium on the shares of common stock owned by them. In addition, these provisions may adversely affect the prevailing market price of the stock. These provisions are intended to:

     - enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by the board;

     - discourage the types of transactions which may involve an actual or threatened change in control of ARTISTdirect;

     - discourage tactics that may be used in proxy fights;

     - encourage persons seeking to acquire control of ARTISTdirect to consult first with the board of directors to negotiate the terms of any proposed business combination or offer; and

     - reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all outstanding shares of ARTISTdirect or that is otherwise unfair to our stockholders.

     Classified Board of Directors; Removal; Filling Vacancies and
Amendment. The certificate and bylaws provide that upon the closing of this offering the board shall be divided into three classes of directors serving staggered, three-year terms. The classification of the board has the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of members of the board. Subject to the rights of the holders of any outstanding series of preferred stock, the certificate authorizes only the board to fill vacancies, including newly created directorships. Accordingly, this provision could prevent a stockholder from obtaining majority representation on the board by enlarging the board of directors and filling the new directorships with its own nominees. The certificate also provides that directors may be removed by stockholders only for cause and only by the affirmative vote of holders of two-thirds of the outstanding shares of voting stock.

     Stockholder Action; Special Meeting of Stockholders. The certificate provides that stockholders may not take action by written consent, but may only take action at duly called annual or special meetings of stockholders. The certificate further provides that special meetings of our stockholders may be called only by the chairman of the board of directors or a majority of the board of directors. This limitation on the right of stockholders to call a special meeting could make it more difficult for stockholders to initiate actions that are opposed by the board of directors. These actions could include the removal of an incumbent director or the election of a stockholder nominee as a director. They could also include the implementation of a rule requiring stockholder ratification of specific defensive strategies that have been adopted by the board of directors with respect to unsolicited takeover bids. In addition, the limited ability of the stockholders to call a special meeting of stockholders may make it more difficult to change the existing board and management.

     Advance Notice Requirements for Stockholder Proposals and Director Nominations. The bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at our principal executive offices not less than 120 days prior to the date of our annual meeting. The bylaws also specify requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

     Authorized but Unissued Shares. The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

     Supermajority Vote to Amend Charter and Bylaws. The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our amended and restated certificate of incorporation imposes a 66 2/3% vote requirement in connection with business combination transactions and the amendment of some provisions of our certificate of incorporation and bylaws, including those provisions relating to the classified board of directors, action by written consent, the ability of stockholders to call special meetings and the ability of stockholders to bring business before an annual meeting or to nominate directors. Following the completion of this offering, our present directors and executive officers and their respective affiliates will beneficially own approximately 52.3% of our common stock. This gives them veto power with respect to any stockholder action or approval requiring either a two-thirds vote or a simple majority.

REGISTRATION RIGHTS

     We have provided purchasers of our Series A, Series B and Series C preferred stock and Rick Rubin, one of our directors, with rights to require us to register their securities under the Securities Act of 1933, as amended. Please see "Related Party Transactions -- Registration Rights Agreement" on page 80 for more information on these rights.

WARRANTS

     As of December 31, 1999, Giant Merchandising and Winterland Concessions held outstanding warrants to purchase 562,500 and 342,640 shares of our common stock, respectively, at a price of $4.00 per share, and Yahoo! held a warrant to purchase 169,627 shares of our common stock at a price of $13.928 per share, and 169,627 shares of our common stock at a price of $11.00 per share.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for our common stock will be ChaseMellon Shareholder Services.

LISTING

     Application has been made for listing the common stock on the Nasdaq National Market under the trading symbol "ARTD."

                                RESCISSION OFFER

     As of the date of this prospectus, we have issued shares or options to purchase shares of our common stock to our employees and to artists and their managers and advisors. Due to the nature of the persons who received these shares and options in addition to our employees and the total number of shares and options issued to them and our employees, the issuance of these shares and options did not comply with the requirements of Rule 701 under the Securities Act, or any other available exemptions from the registration requirements of
Section 5 of the Securities Act, and may not have qualified for any exemption from qualification under California securities laws either. Beginning approximately 180 days after the date of this prospectus, we intend to make a rescission offer to all these persons pursuant to a registration statement filed under the Securities Act and pursuant to California securities law.

     In the rescission offer, we will offer to repurchase from these persons all shares issued directly to these persons or pursuant to option exercises by these persons before the expiration of the rescission offer registration statement, at the purchase or exercise price paid for these shares, plus interest at the rate of 10% per year from the date of issuance until the rescission offer expires. To comply with California securities law, we will also offer to repurchase all unexercised options issued to such persons at 20% of the option exercise price multiplied by the number of shares subject to such options, plus interest at the rate of 10% per year from the date of issuance until the rescission offer expires. The rescission offer will expire approximately 30 days after the effectiveness of the rescission offer registration statement.

     We could be required to pay up to approximately $17.5 million plus the total amount of interest on that amount as described above based on the number of shares which have been already issued or which may be issued pursuant to vested unexercised options before the rescission offer period expires and the number of outstanding options which will not be exercisable throughout the rescission offer period. We currently expect to use a portion of the net proceeds of this offering to fund any requested repayment. In addition, we will keep the rescission offer registration statement, or another form of registration statement available to us, in effect to cover the issuance of all shares issuable upon exercise of the options until the last expiration date of all of the options or until all of the options have been exercised, whichever occurs first. Offerees who do not accept the rescission offer and persons who exercise such options while the registration statement is in effect, will, for purposes of applicable federal and state securities laws, be deemed to hold registered shares, and those shares will be freely tradeable on the public market as of the effective date of each registration statement covering such shares. Some of these shares are subject to contractual vesting restrictions, to which the holders have previously agreed. The Securities Act does not expressly provide that a rescission offer will terminate a purchaser's right to rescind a sale of stock, which was not registered under the Securities Act as required. Accordingly, should any offerees reject the rescission offer, we may continue to be contingently liable under the Securities Act for the purchase price of their shares and options which were not issued in compliance with the Securities Act or California Securities laws. In this case, based on the number of shares and options issued as of December 31, 1999, we could be liable for a total amount of up to $27.0 million plus interest.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Before this offering, there has been no market for our common stock, and a significant public market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of common stock, including shares issued upon exercise of outstanding options and warrants, in the public market after this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities. Sales of substantial amounts of our common stock in the public market could adversely affect the prevailing market price and our ability to raise equity capital in the future.

     Upon completion of this offering, we will have outstanding 37,296,483 shares of common stock and 38,046,483 shares if the underwriters exercise their over-allotment option in full, assuming no exercise of outstanding warrants and options. Of these shares, 5,000,000 shares, plus an additional 750,000 shares if the underwriters exercise their over-allotment option in full, of common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless purchased by our affiliates. Based on shares outstanding as of December 31, 1999, the remaining shares will become eligible for public sale as follows:

                                   APPROXIMATE
                                    NUMBER OF
                                      SHARES
                                   ELIGIBLE FOR
             DATE                  FUTURE SALE                 COMMENT
             ----                  ------------                -------
Date of this prospectus........      5,000,000     Shares sold in this offering
181 days after the date of this
  prospectus...................     20,963,555     Underwriters' lock-up period
                                                   ends. These shares are eligible
                                                   for sale under Rule 144, 144(k)
                                                   or 701.

LOCK-UP AGREEMENTS


     A total of approximately 29,393,809 shares held by our directors, executive officers and our existing stockholders are subject to "lock-up" agreements generally providing that, these stockholders will not (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, file a registration statement, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, in cash or otherwise, for a period of 180 days following the date of the final prospectus for this offering without the prior written consent of Morgan Stanley & Co. Incorporated. The restrictions described in this paragraph do not apply to:


     - the sale of shares to the underwriters;

     - the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advising in writing;

     - transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares; or

     - transfers by gift or distributions by a partnership to its partners, so long as, in any such instance, such transferee executes a lock-up agreement with terms identical to those described in this paragraph.

RULE 144

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - 1% of the number of shares of common stock then outstanding, which will equal approximately 372,955 shares immediately after this offering, or;

     - the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 also are subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of ARTISTdirect at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner except an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

RULE 701

     Rule 701 permits resales of shares in reliance upon Rule 144 but without compliance with some of the restrictions, including the holding period requirement, of Rule 144. Any employee, officer or director of, or consultant to, ARTISTdirect who purchased his or her shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling such shares.

     Following the closing of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of common stock subject to outstanding options under our 1999 Employee Stock Option Plan and nonstatutory stock option agreements which are outside of these plans. Based on the number of outstanding shares and shares subject to outstanding options as of December 31, 1999, the registration statement would cover approximately 7,317,216 shares. Such registration statement will automatically become effective upon filing. Accordingly, subject to the exercise of such options, shares registered under such registration statement will be available for sale in the open market immediately after the 180-day lock-up period expires.

REGISTRATION RIGHTS

     In addition, some of our stockholders have registration rights with respect to approximately 23,098,856 shares of common stock. Registration of these securities under the Securities Act would result in those shares becoming freely tradeable without restriction under the Securities Act. See "Related Party Transactions -- Registration Rights Agreement" on page 80 for more information on these rights.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in the underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Bear, Stearns & Co. Inc. and Deutsche Bank Securities Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the respective number of shares of common stock indicated below:

                                                              NUMBER OF
                            NAME                               SHARES
                            ----                              ---------
Morgan Stanley & Co. Incorporated...........................
Bear, Stearns & Co. Inc. ...................................
Deutsche Bank Securities Inc. ..............................
                                                              --------
          Subtotal..........................................
                                                              ========

     The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the share covered by the underwriters' over-allotment option described below.

     The underwriters initially propose to offer part of the shares of common stock directly to the public at the initial public offering price listed on the cover page of this prospectus and part to other dealers at a price that
represents a concession not in excess of $          a share under the public
offering price. Any underwriter may allow, and such dealers may reallow, a
concession not in excess of $          a share to other underwriters or to other
dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

     The following table summarizes the per share and total underwriting discounts and commissions we will pay to the underwriters.

                                                        WITHOUT             WITH
                                                     OVER-ALLOTMENT    OVER-ALLOTMENT
                                                     --------------    --------------
Per Share..........................................     $                 $
          Total....................................     $                 $

     ARTISTdirect estimates that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1.67 million. In addition, shares of our common stock that Morgan Stanley & Co. Incorporated will receive for providing financial advisory services to us in connection with our acquisition of Mjuice.com, Inc. have been deemed underwriting compensation received in connection with this offering by the National Association of Securities Dealers, Inc.

     We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 750,000 additional shares of common stock at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering overallotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent this option is exercised, each underwriter may become obligated to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

     The underwriters have informed ARTISTdirect that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

     ARTISTdirect has applied for quotation of its common stock on the Nasdaq National Market under the symbol "ARTD."

     Each of ARTISTdirect and the directors, executive officers and other stockholders of ARTISTdirect has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus:

     - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

     - enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock.

whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

     - the sale of shares to the underwriters;

     - the issuance by ARTISTdirect of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing; or

     - transactions by any person other than ARTISTdirect relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares.

     In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

     ARTISTdirect and the underwriters have agreed to indemnify each other against a number of liabilities, including liabilities under the Securities Act.

DIRECTED SHARE PROGRAM

     At the request of ARTISTdirect, Morgan Stanley & Co. Incorporated reserved for sale, at the initial offering price, up to 575,000 shares offered in this prospectus for directors, officers, employees, and business associates of ARTISTdirect as well as their family members. The number of shares of common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this prospectus.

PRICING OF THE OFFERING

     Prior to this offering, there has been no public market for the common stock. The initial public offering price will be determined by negotiations between ARTISTdirect and the representatives of the underwriters. The principal factors to be considered in determining the initial public offering price will be the future prospects of ARTISTdirect and its industry in general, sales, earnings and other financial and operating information of ARTISTdirect in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and other financial and operating information of companies engaged in activities similar to those of ARTISTdirect. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.


     Morgan Stanley & Co. Incorporated and Bear, Stearns & Co. Inc. also acted as placement agents in connection with our private offering of Series C preferred stock in December 1999 and January 2000, for which they will receive customary fees for performing such services. In addition, Morgan Stanley & Co. Incorporated has provided other financial advisory services to us in connection with our acquisition of Mjuice.com, Inc. for which Morgan Stanley & Co. Incorporated will receive $500,000 in shares of our common stock at the initial offering price, or 45,457 shares, based on an initial public offering price of $11.00 per share. These securities have been deemed underwriting compensation by the National Association of Securities Dealers, Inc. and shall not be sold, transferred, assigned, pledged or hypothecated for one year from the effective date of this offering.


                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for ARTISTdirect by Brobeck, Phleger & Harrison LLP, Irvine, California. As of December 31, 1999, Brobeck, Phleger & Harrison LLP and a number of individuals affiliated with Brobeck, Phleger & Harrison LLP beneficially own a total of 7,500 shares of our common stock. Certain legal matters in connection with this offering will be passed upon for the underwriters by O'Melveny & Myers LLP, Los Angeles, California.

                                    EXPERTS

     The financial statements of ARTISTdirect, Inc. (and its predecessor company ARTISTdirect, LLC) and subsidiaries as of December 31, 1998 and 1999, and for each of the years in the three year period ended December 31, 1999, and the financial statements of iMusic, Inc., as of December 31, 1997 and 1998 and the years ended December 31, 1997 and 1998, have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                         WHERE YOU CAN FIND INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information with respect to us and our common stock, see the registration statement and the exhibits thereto. Statements contained in this prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance where a copy of such contract or other document has been filed as an exhibit to the registration statement, reference is made to the copy so filed, each such statement being qualified in all respects by such reference. Any document we file may be read and copied at the Public Reference Room of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. Our filings with the Commission are also available to the public from the Commission's Web site (http://www.sec.gov).

     Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act and, accordingly, will file periodic reports, proxy statements and other information with the Commission. Such periodic reports, proxy statements and other information will be available for inspection and copying at the Commission's public reference rooms, and the Web site of the Commission referred to above.

     Our principal executive offices are located at 17835 Ventura Boulevard, Suite 310, Encino, California 91316, and our telephone number is (818) 758-8700. Our fiscal year ends on December 31. We maintain a worldwide web site at http://www.artistdirect.com. The reference to our worldwide Web address does not constitute incorporation by reference of the information contained at this site.

                               ARTISTDIRECT, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
ARTISTdirect, Inc. and Subsidiaries Consolidated Financial
  Statements
  Independent Auditors' Report..............................   F-2
  Consolidated Balance Sheets...............................   F-3
  Consolidated Statements of Operations.....................   F-4
  Consolidated Statements of Changes in Members' and
     Stockholders' Equity (Deficit).........................   F-5
  Consolidated Statements of Cash Flows.....................   F-6
  Notes to Consolidated Financial Statements................   F-7

iMusic, Inc. Financial Statements
  Independent Auditors' Report..............................  F-28
  Balance Sheets............................................  F-29
  Statements of Operations..................................  F-30
  Statements of Stockholders' Equity (Deficit)..............  F-31
  Statements of Cash Flows..................................  F-32
  Notes to Financial Statements.............................  F-33

     The Reverse Stock Split as described in Note 2 to the consolidated financial statements has not been consummated at March 16, 2000. When this event has been consummated, we will be in a position to render the following report.


/s/ KPMG LLP

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
ARTISTdirect, Inc.

     We have audited the accompanying consolidated balance sheets of ARTISTdirect, Inc. (and its predecessor company ARTISTdirect, LLC) and subsidiaries (the Company) as of December 31, 1998 and 1999 and the related consolidated statements of operations, changes in members' and stockholders' equity (deficit) and cash flows for each of the years in the three year period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ARTISTdirect, Inc. and subsidiaries as of December 31, 1998 and 1999 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 1999, in conformity with generally accepted accounting principles.

Los Angeles, CA
February 23, 2000, except as to note 2
                which is as of                , 2000

                      ARTISTDIRECT, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)


                                                                                     PRO FORMA
                                                                                     REDEEMABLE
                                                                                   SECURITIES AND
                                                                                   STOCKHOLDERS'
                                                                 DECEMBER 31,        EQUITY AT
                                                              ------------------    DECEMBER 31,
                                                               1998       1999          1999
                                                              -------   --------   --------------
ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 1,940   $ 69,119
  Cash held for clients.....................................       --        770
  Accounts receivable, net..................................      460      1,001
  Prepaid expenses and other current assets.................      392      6,795
                                                              -------   --------
    Total current assets....................................    2,792     77,685
Property and equipment, net.................................      175      3,343
Investments.................................................      373         70
Goodwill and intangibles, net...............................       45     13,415
Other assets, net...........................................       27      4,087
                                                              -------   --------
                                                              $ 3,412   $ 98,600
                                                              =======   ========
LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS'
  EQUITY (DEFICIT)
Current liabilities:
  Cash held for clients.....................................  $    --   $    770
  Accounts payable..........................................      507      3,709
  Accrued expenses..........................................      761      4,698
  Due to employees..........................................      288         --
  Notes payable.............................................       --        741
  Deferred revenue..........................................      157         37
                                                              -------   --------
    Total current liabilities...............................    1,713      9,955
  Long term liabilities.....................................       --        683
                                                              -------   --------     ---------
    Total liabilities.......................................    1,713     10,638
Redeemable securities:
  Series A redeemable preferred stock, $.01 par value.
    Authorized, issued and outstanding 3,207,815 shares in
    1998 and 1999. Liquidation preference and redemption
    value of $5,021 and $4,963 in 1998 and 1999,
    respectively............................................    5,021      4,963            --
  Series B redeemable preferred stock, $.01 par value.
    Authorized 3,750,000 shares, issued and outstanding
    3,750,000 shares in 1999. Liquidation preference and
    redemption value of $15,350 in 1999.....................       --     15,350            --
  Series C redeemable preferred stock, $.01 par value.
    Authorized 8,550,000, issued and outstanding 5,905,374
    shares in 1999. Liquidation preference and redemption
    value of $82,250 in 1999................................       --     82,188            --
  Redeemable common securities, $.01 par value. Authorized
    10,800,000 shares. Liquidation preference and redemption
    value of $114 and $9,206 in 1998 and 1999,
    respectively............................................      114      9,206         9,854
                                                              -------   --------     ---------
    Total redeemable securities.............................    5,135    111,707         9,854
                                                              -------   --------     ---------
Member's and stockholders' equity:
  Common stock, $.01 par value. Authorized 50,000,000
    shares; issued and outstanding 14,088,674 shares in
    1999....................................................       --        141           271
  Additional paid-in-capital................................       --     36,688       138,411
  Members' interest.........................................    3,872         --            --
  Unearned compensation.....................................     (502)   (36,976)      (36,976)
  Accumulated (deficit).....................................   (6,806)   (23,598)      (23,598)
                                                              -------   --------     ---------
    Total members' and stockholders' equity
       (deficit)............................................   (3,436)   (23,745)    $  78,108
                                                              -------   --------     =========
                                                              $ 3,412   $ 98,600
                                                              =======   ========


          See accompanying notes to consolidated financial statements.

                      ARTISTDIRECT, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT FOR SHARE DATA)


                                                               YEAR ENDED DECEMBER 31,
                                                            -----------------------------
                                                             1997     1998        1999
                                                            ------   -------   ----------
Net revenue:
  Online product sales...................................   $  269   $ 1,548   $    5,282
  Advertising and other..................................       95       552        2,910
  Agency commissions.....................................      974     1,917        1,304
  Record label...........................................      550       565          778
                                                            ------   -------   ----------
     Total net revenue...................................    1,888     4,582       10,274
Cost of revenue:
  Direct cost of product sales...........................      262     1,505        5,091
  Other cost of revenues.................................      346     1,010        3,380
  Stock-based compensation...............................       --        --        1,769
                                                            ------   -------   ----------
     Total cost of revenue...............................      608     2,515       10,240
     Gross profit........................................    1,280     2,067           34
Operating expense:
  Product development....................................       78       589        1,815
  Sales and marketing....................................      196     1,395       13,222
  General and administrative.............................    1,442     2,545       10,319
  Stock-based compensation(1)............................       --     3,828       30,304
  Depreciation and amortization..........................       21        59        2,509
                                                            ------   -------   ----------
     Loss from operations................................     (457)   (6,349)     (58,135)
  Income from equity investment..........................       --         2           50
  Interest income (expense), net.........................       (3)       29          281
                                                            ------   -------   ----------
     Net loss............................................   $ (460)  $(6,318)  $  (57,804)
                                                            ======   =======   ==========
Basic and diluted net loss per share for period from
  October 6, 1999 to December 31, 1999...................                      $    (1.66)
Weighted average shares outstanding used in calculating
  net loss per share basic and diluted net loss per share
  for period from October 6, 1999 to December 31, 1999...                      14,177,463
Pro forma basic and diluted net loss per share:..........                      $    (2.96)
                                                            ======             ==========
  Pro forma weighted average shares basic and diluted....                      19,502,437


---------------

(1) Stock-based compensation is comprised of sales and marketing expense of $0 and $8,551, in 1998 and 1999, respectively and general and administrative expense of $3,828 and $21,753 in 1998 and 1999, respectively.

          See accompanying notes to consolidated financial statements.

                      ARTISTDIRECT, INC. AND SUBSIDIARIES

    CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' AND STOCKHOLDERS' EQUITY
                                   (DEFICIT)
                                 (IN THOUSANDS)

                                             COMMON STOCK       ADDITIONAL
                                         --------------------    PAID IN     MEMBERS'     UNEARNED     ACCUMULATED    TOTAL
                                           SHARES     AMOUNT     CAPITAL     INTEREST   COMPENSATION     DEFICIT      EQUITY
                                         ----------   -------   ----------   --------   ------------   -----------   --------
Balance at December 31, 1996...........                $ --      $    --     $   100      $     --      $    (28)    $     72
  Distribution of members' interest....                  --           --         (24)           --            --          (24)
  Net loss.............................                  --           --          --            --          (460)        (460)
                                         ----------    ----      -------     --------     --------      --------     --------
Balance at December 31, 1997...........                  --           --          76            --          (488)        (412)
  Distribution of members' interest....                  --           --        (249)           --            --         (249)
  Profit interests.....................                  --           --       4,330        (4,330)           --           --
  Amortization of unearned
    compensation.......................                  --           --          --         3,828            --        3,828
  Accrual of dividends to preferred
    members............................                  --           --        (171)           --            --         (171)
  Securities subject to rescission.....                  --           --        (114)           --            --         (114)
  Net loss.............................                  --           --          --            --        (6,318)      (6,318)
                                         ----------    ----      -------     --------     --------      --------     --------
Balance at December 31, 1998...........                  --           --       3,872          (502)       (6,806)      (3,436)
  Issuance of securities...............                  --           --      13,859            --            --       13,859
  Issuance of options/warrants.........                  --           --      51,202       (51,202)           --           --
  Profit interests.....................                  --           --      16,470       (16,470)           --           --
  Amortization of unearned
    compensation.......................                  --           --          --        31,198            --       31,198
  Payment of preferred dividend by
    LLC................................                  --           --         (85)           --            --          (85)
  Conversion of preferred return to
    common securities as an LLC........                  --           --         355            --            --          355
  Accrual of dividends to preferred
    members............................                  --           --      (1,414)           --            --       (1,414)
  Accretion of redeemable stock........                  --           --        (184)           --            --         (184)
  Conversion to C corporation..........  13,699,006     137       42,926     (84,075)           --        41,012           --
  Payment of preferred dividend by C             --
    corporation........................                  --         (191)         --            --            --         (191)
  Exercise of stock option.............     176,666       2          669          --            --            --          671
  Conversion of preferred return to         213,002
    common stock as a C corporation....                   2          765          --            --            --          767
  Securities subject to rescission.....                  --       (6,740)         --            --            --       (6,740)
  Notes issued to shareholders.........                  --         (741)         --            --            --         (741)
  Net loss.............................                  --           --          --            --       (57,804)     (57,804)
                                         ----------    ----      -------     --------     --------      --------     --------
Balance at December 31, 1999...........  14,088,674    $141      $36,688     $    --      $(36,976)     $(23,598)    $(23,745)
                                         ==========    ====      =======     ========     ========      ========     ========

          See accompanying notes to consolidated financial statements.

                      ARTISTDIRECT, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                     YEAR ENDED DECEMBER 31,
                                                            ------------------------------------------
                                                                1997           1998           1999
                                                            ------------   ------------   ------------
Cash flows from operating activities:
  Net loss................................................     $(460)        $(6,318)       $(57,804)
  Adjustments to reconcile net loss to net cash provided
     by (used in) operating activities:
     Depreciation and amortization........................        21              59           2,509
     Income from equity investment........................        --              (2)            (50)
     Allowance for doubtful accounts and sales returns....         5              89              29
     Write-off of investment..............................        --              --             250
     Amortization of unearned compensation................        --           3,828          32,073
     Changes in assets and liabilities:
       Accounts receivable................................       (18)           (536)           (571)
       Prepaid expenses and other current assets..........        (2)           (391)         (6,628)
       Other assets.......................................        59             (49)         (2,054)
       Accounts payable and accrued expenses..............       507           1,049           6,384
       Deferred revenue...................................       200             (43)           (120)
                                                               -----         -------        --------
          Net cash provided by (used in) operating
            activities....................................       312          (2,314)        (25,982)
                                                               -----         -------        --------
Cash flows from investing activities:
  Purchases of property and equipment.....................      (101)           (141)         (3,513)
  Purchase of programming rights..........................        --              --            (675)
  Cash paid for acquisitions..............................        --              --            (237)
  Investments.............................................        --            (373)            (30)
  Distribution of earnings from equity investment.........        --              --              33
                                                               -----         -------        --------
          Net cash used in investing activities...........      (101)           (514)         (4,422)
                                                               -----         -------        --------
Cash flows from financing activities:
  Repayment of borrowings.................................      (100)             --              --
  Payment of preferred dividend...........................        --              --            (276)
  Distribution of members' interest.......................       (24)           (249)             --
  Proceeds from exercise of stock options.................        --              --             671
  Proceeds from issuance of preferred securities..........        --           4,850          97,188
                                                               -----         -------        --------
          Net cash (used in) provided by financing
            activities....................................      (124)          4,601          97,583
                                                               -----         -------        --------
          Net increase in cash and cash equivalents.......        87           1,773          67,179
Cash and cash equivalents at beginning of period..........        80             167           1,940
                                                               -----         -------        --------
Cash and cash equivalents at end of period................     $ 167         $ 1,940        $ 69,119
                                                               =====         =======        ========
Supplemental disclosure of cash flow information -- cash
  paid during the period for interest.....................     $   4         $    50        $     11
                                                               =====         =======        ========

          See accompanying notes to consolidated financial statements.

                      ARTISTDIRECT, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

     ORGANIZATION


     ARTISTdirect, Inc. (the "Company") was formed on October 6, 1999 upon its merger with ARTISTdirect, LLC (the "Capital Reorganization"). The Capital Reorganization was only a change in the form of ownership of the Company. ARTISTdirect, LLC was organized as a California limited liability company and commenced operations on August 8, 1996. The controlling members of ARTISTdirect, LLC were also majority owners of the following other California limited liability companies ("affiliated companies"): ARTISTdirect Agency LLC, Ultimate Band List, LLC, ("UBL"), Kneeling Elephant Records, LLC and ARTISTdirect NewMedia, LLC. In February 1999, UBL acquired the remaining 80% of iMusic, Inc., a Washington corporation, that it did not already own. On May 18, 1999, ARTISTdirect, LLC entered into an agreement with the affiliated companies whereby units in ARTISTdirect, LLC were exchanged for the membership interests of the affiliated companies. The transaction was accounted for as a purchase of entities under common control. The acquisition of the minority interests in UBL was accounted for under purchase accounting.


     PRINCIPLES OF CONSOLIDATION


     The accompanying financial statements include the consolidated accounts of the Company and its subsidiaries in which it has controlling interests in the form of voting and operating control. All significant intercompany accounts and transactions have been eliminated for all periods presented. UBL generated losses on its operations for all periods prior to the Company's purchase of the minority interest in UBL. Due to the full funding of those losses by the Company and its members, none of the losses generated by UBL during the periods presented have been allocated to the minority holders.


     LIQUIDITY

     The Company has relied on various equity financings to fund its operations in the past. The Company believes that its available cash resources, without the proceeds from this offering, will be sufficient to meet its anticipated cash needs for working capital and capital expenditures for the next 12 months.

2. CAPITAL REORGANIZATION AND REVERSE STOCK SPLIT

     The common units and redeemable preferred units outstanding immediately prior to the Capital Reorganization were converted into common stock and redeemable preferred stock of the C corporation. Each common and preferred unit converted into one share of common and preferred stock, respectively.

     On                , 2000, the Company declared a 1 for 4 reverse stock
split (the "Reverse Stock Split"). The outstanding common securities, redeemable securities, options and warrants have been retroactively adjusted to reflect the Reverse Stock Split. All discussion of equity amounts in the following footnotes reflect the effect of the Capital Reorganization and Reverse Stock Split.

3. SIGNIFICANT ACCOUNTING POLICIES

     CASH HELD FOR CLIENTS

     Cash held for clients consists of funds held on behalf of the Company's clients for musical performances. The cash is restricted for payment to the clients, and there is a corresponding amount due to clients.

                      ARTISTDIRECT, INC. AND SUBSIDIARIES

     DEPRECIATION

     Depreciation is provided using the straight-line method over the following estimated useful lives:

Computer equipment and software................  3 years
Furniture and fixtures.........................  7 years

     REVENUE RECOGNITION

     Online product sales, which consists primarily of the gross amount of sales revenue paid by the customer for recorded music and merchandise sold via the Internet, includes shipping fees and is recognized when the products are shipped. The Company obtains merchandise from merchandisers and manufacturers, music from a third party distributor, contracts for warehousing and fulfillment, processes customer orders and provides customer service. The Company takes title to all products sold and bears the risk of loss for collections and non-delivery subject to any recourse against the shipper. Online product sales are subject to amounts due to the respective artists based on their contracts, and such expense is recorded as part of direct cost of product sales.

     The Company generates revenue from the sale of on-line advertisements under short-term contracts. To date, the duration of the Company's advertising commitments has generally averaged from one to three months. Online advertising revenue is generally recognized ratably in the period in which the advertisement is displayed, provided that no significant obligations of the Company remain and collection of the resulting receivable is probable. The Company's obligations typically include the guarantee of a minimum number of "impressions" or times that an advertisement appears in pages viewed by the users of the Company's online properties. The Company records a reserve for contracts in which the guarantee of a minimum number of impressions is not expected to be met. There were no such instances as of December 31, 1997, 1998 and 1999.

     Revenue generated from sponsorships is recognized evenly over the terms of the sponsorship agreements.

     Agency commission revenue is recognized in accordance with the terms of the representation agreements between the Company and its clients. Revenue is generally recorded upon payment for the performance of services or delivery of materials created by the artists represented.

     Overhead advances on the record label are recognized as revenue evenly over the period covered by the advances. Royalties earned on albums sold by artists signed to the record label are recognized as revenue at the time the releases are shipped to the retailer. Reserves are established for possible returns.

     COST OF REVENUE

     Direct cost of product sales consists of amounts payable to artists, which includes the cost of merchandise sold and a share of net proceeds, and online commerce transaction costs, including credit card fees, fulfillment charges and shipping costs. Other cost of revenue consists primarily of Web site hosting and maintenance costs, online content programming costs, online advertising serving costs, record royalties payable to artists and payroll and related expenses for staff involved in Web site maintenance, content programming and the agency. Stock-based compensation expense relates to non-cash charges in connection with warrants issued to vendors and options issued to artists and their advisors for the right to operate their stores. Amounts payable to artists and transaction costs are recognized upon shipment. Web site-related costs are recognized immediately when incurred. Payroll and related expenses are recognized

                      ARTISTDIRECT, INC. AND SUBSIDIARIES
over the period benefited. Non-cash stock-based compensation charges are recognized over the period of the related agreements.

     INVENTORIES

     Inventories, included in prepaid expenses and other current assets, consist of music-related merchandise and amounts advanced for inventory on behalf of artists and are stated at the net realizable value. Cost is determined using the first-in, first-out method.

     INCOME TAXES

     Prior to the Capital Reorganization, the Company was treated as a limited liability company for federal and state income tax reporting purposes whereby income (or losses) of the Company was reported in the individual income tax returns of the Company's members. After the Capital Reorganization, the Company began accounting for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     PRODUCT DEVELOPMENT COSTS

     Product development costs consist primarily of third-party development costs and payroll and related expenses for in-house Web site development costs incurred in the start-up and production of the Company's content and services.

     ADVERTISING COSTS

     Advertising costs are expensed as incurred and totaled $24,000, $461,000 and $7.7 million during the years ended December 31, 1997, 1998 and 1999, respectively.

     INTANGIBLE ASSETS

     Goodwill and other intangible assets resulting from the acquisitions of minority interests in the UBL and iMusic, Inc. are amortized on a straight-line basis over five years, the estimated period of benefit.

     IMPAIRMENT OF LONG-LIVED ASSETS

     The Company periodically reviews the carrying amounts of long-lived assets to determine whether current events or circumstances warrant adjustments to such carrying amounts. An impairment adjustment is necessary in the event the net book value of such long-lived assets exceeds the future undiscounted cash flows attributable to such assets. In such an event, the loss is measured by the amount that the carrying value of such assets exceeds their fair value. Considerable management judgment is necessary to estimate the fair value of assets; accordingly, actual results could vary significantly from such estimates.

                      ARTISTDIRECT, INC. AND SUBSIDIARIES

     CONCENTRATION OF CREDIT RISK AND SUPPLIER RISK

     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and trade accounts receivable. The Company places its cash investments in high credit quality instruments. Cash balances at certain financial institutions may exceed the FDIC insurance limits. The Company performs ongoing credit evaluations of its customers but does not require collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. The Company monitors its exposure to credit losses and maintains allowances for anticipated losses.

     The Company purchases a large percentage of its music-related merchandise inventory from three suppliers. The Company is subject to risk in the event that any of the suppliers is unable to fulfill customer orders.

     FAIR VALUES OF FINANCIAL INSTRUMENTS

     The carrying amounts of financial instruments, which include cash, cash held for clients, accounts receivable, accounts payable and accrued expenses and amounts due to employees, approximate fair value because of the short maturity of these instruments.

     LOSS PER COMMON SHARE

     The Company computes net loss per share in accordance with SFAS No. 128, "Earnings per Share" and Securities and Exchange Commission Staff Accounting Bulletin No. 98 (SAB 98). SFAS No. 128 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as the income or loss available to common shareholders divided by the weighted average outstanding common shares for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g. convertible securities, options, etc.) as if they had been converted at the beginning of the periods presented. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from diluted EPS. Prior to the Capital Reorganization on October 6, 1999 (see Note 2), the Company was organized as a limited liability company and had not issued common stock. Accordingly, no historical loss per share information is included in the attached financial statements.

     PRO FORMA NET LOSS PER SHARE

     The pro forma net loss per share for the year ended December 31, 1999 is computed using the weighted average number of common shares outstanding giving pro forma effect to the Reverse Stock Split of the Company, the dividend from the rescission offer, and the automatic conversion of the redeemable preferred securities into shares of the Company's common stock effective upon the closing of the Company's initial public offering as if such events occurred on January 1, 1999, or at original issuance date, if later. In addition, the pro forma net loss does not include an adjustment for the change in tax status due to the Capital Reorganization as there was no pro forma effect on income tax expense. Pro forma diluted loss per share excludes 7.6 million of securities (after giving effect to the Reverse Stock Split) as of December 31, 1999, since the impact would be anti-dilutive.

                      ARTISTDIRECT, INC. AND SUBSIDIARIES

     The following table is a reconciliation of the shares and net loss amounts used in the pro forma net loss per share calculation:

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                                  1999
                                                              ------------
Actual shares at beginning of the period....................   16,568,192
Pro forma weighted average shares issued during the
  period....................................................    2,934,245
                                                              -----------
Pro forma basic and diluted weighted average shares at the
  end of the period.........................................   19,502,437
                                                              ===========

     PRO FORMA REDEEMABLE STOCK AND STOCKHOLDERS' EQUITY

     Effective upon the closing of this offering, the outstanding shares of Series A, Series B and Series C Redeemable Preferred Stock will automatically convert into approximately 3,207,815, 3,750,000 and 5,905,374 shares, respectively, of common stock (after giving effect to the Reverse Stock Split). The pro forma effects of these transactions have been reflected in the accompanying Pro Forma Stockholders' Equity at December 31, 1999.

     STOCK-BASED COMPENSATION

     The Company accounts for stock-based employee compensation in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, and complies with the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB No. 25, compensation expense is recorded based on the difference, if any, between the fair value of the Company's stock and the exercise price on the measurement date. The Company accounts for stock issued to non-employees in accordance with SFAS No. 123, which requires entities to recognize as expense over the service period the fair value of all stock-based awards on the date of grant.

     ESTIMATES

     In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

     RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     The Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," in June 1997. SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income includes all changes in members' equity (except those arising from transactions with members) and includes net income and net unrealized gains (losses) on securities. There is no impact on the Company's financial statements as a result of the implementation of SFAS No. 130.

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") No. 98-1, "Software for Internal Use," which provides guidance on accounting for the cost of computer software developed or obtained for internal use. SOP No. 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. The adoption of SOP 98-1 did not have a material impact on the financial statements.

     In April, 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-Up Activities." The statement is effective for fiscal years beginning after December 15, 1998. The statement requires costs of start-up activities and organization costs to be expensed as incurred. The Company is required to adopt

                      ARTISTDIRECT, INC. AND SUBSIDIARIES

SOP 98-5 for the year ended December 31, 1999. The adoption of SOP 98-5 is not expected to have a material impact on the Company's consolidated financial statements.

     The Financial Accounting Standards Board recently issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000 (as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective date of FASB Statement No. 133"). SFAS 133 establishes accounting and reporting standards for derivative instruments and hedging activities by requiring that all derivative instruments be reported as assets or liabilities and measured at their fair values. Under SFAS 133, changes in the fair values of derivative instruments are recognized immediately in earnings unless those instruments qualify as hedges of the (1) fair values of existing assets, liabilities, or firm commitments, (2) variability of cash flows of forecasted transactions, or (3) foreign currency exposures on net investments in foreign operations. The adoption of SFAS No. 133 is not expected to have a material impact on the Company's consolidated financial statements.

4. SUPPLEMENTAL DISCLOSURES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

     Significant non-cash investing and financing activities are reflected in the following table:

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                                ---------------
                                                                1998     1999
                                                                ----    -------
                                                                (IN THOUSANDS)
Cash paid for acquisitions:
  Fair value of net assets acquired.........................    $ --    $ 2,463
  Net liabilities assumed...................................      --       (185)
  Common units issued.......................................      --     (2,168)
                                                                ----    -------
       Cash paid for acquisitions...........................    $ --    $   110
                                                                ====    =======
Issuance of common securities for minority interests in
  affiliated companies:
  Issuance of common securities.............................    $ --    $13,922
  Acquisition costs -- cash paid............................                127
  Net assets acquired.......................................      --       (938)
                                                                ----    -------
       Goodwill.............................................    $ --    $13,111
                                                                ====    =======
Accrual of dividends on redeemable preferred securities.....    $171    $ 1,414
Securities subject to potential rescission offer............    $114    $ 6,740
Accretion on redeemable stock...............................    $ --    $   184
Issuance of options/warrants................................    $ --    $51,202
Appreciation of profit interests............................    $ --    $16,470
Conversion of preferred return to common securities.........    $ --    $ 1,122
Issuance of shares to officer...............................    $ --    $   875
Notes issued to shareholders................................    $ --    $   741

                      ARTISTDIRECT, INC. AND SUBSIDIARIES

5. PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost and consist of the following:

                                                                 DECEMBER 31,
                                                                --------------
                                                                1998     1999
                                                                ----    ------
                                                                (IN THOUSANDS)
Computer equipment and software.............................    $220    $3,559
Furniture and fixtures......................................      33       207
                                                                ----    ------
                                                                 253     3,766
Less accumulated depreciation...............................     (78)     (423)
                                                                ----    ------
Property and equipment, net.................................    $175    $3,343
                                                                ====    ======

6. ALLOWANCE FOR DOUBTFUL ACCOUNTS AND SALES RETURN RESERVE

     A summary of the activity of the allowance for doubtful accounts for the periods indicated is reflected in the following table:

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                                ---------------
                                                                1998      1999
                                                                -----    ------
                                                                (IN THOUSANDS)
Balance, beginning of period................................    $ --     $  81
Provision for doubtful accounts.............................     115       385
Amounts charged off.........................................     (34)     (377)
                                                                ----     -----
Balance, end of period......................................    $ 81     $  89
                                                                ====     =====

     A summary of the activity of the reserve for sales returns for the periods indicated is reflected in the following table:

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                                ---------------
                                                                1998      1999
                                                                -----    ------
                                                                (IN THOUSANDS)
Balance, beginning of period................................     $ 5     $  13
Provision for sales returns.................................      16       180
Amounts charged off.........................................      (8)     (159)
                                                                 ---     -----
Balance, end of period......................................     $13     $  34
                                                                 ===     =====

                      ARTISTDIRECT, INC. AND SUBSIDIARIES

7.  ACCRUED EXPENSES

     Accrued expenses are comprised of the following:

                                                           DECEMBER 31,
                                                          --------------
                                                          1998     1999
                                                          ----    ------
                                                          (IN THOUSANDS)
Accrued payroll and related...........................    $105    $1,470
Accrued advertising costs.............................      88       873
Accrued cost of sales.................................     359       865
Accrued professional fees.............................     143       333
Programming rights....................................      --       682
Other accrued expenses................................      66       475
                                                          ----    ------
     Total accrued expenses...........................    $761    $4,698
                                                          ====    ======

8.  INVESTMENTS

     Investments are as follows:

                                                           DECEMBER 31,
                                                          --------------
                                                          1998     1999
                                                          ----    ------
                                                          (IN THOUSANDS)
American Digital Network..............................    $250        --
iMusic, Inc...........................................     100        --
SnoCore, LLC..........................................      23        70
                                                          ----    ------
  Total investments...................................    $373    $   70
                                                          ====    ======

     In 1998 the Company acquired a 1.7% ownership in American Digital Networks ("ADN") and accounted for this investment under the cost method. During 1999, the Company fully reserved its investment in ADN to reflect its estimated net realizable value.

     As of December 31, 1998, the Company had an approximate 20% ownership in iMusic, Inc. The majority owner in iMusic, Inc. had a 76% voting interest. As the Company was not able to exert significant influence in the management of iMusic, Inc., the investment was accounted for under the cost method. In February 1999, the Company acquired all of the outstanding capital stock of iMusic, Inc. that it did not already own.

     As of December 31, 1998 and December 31, 1999, the Company has a 30% and 45%, respectively, ownership in SnoCore, LLC, and accounts for the investment under the equity method. The Company recorded income of $2,000 and $50,000 for this investment for the years ended December 31, 1998 and 1999, respectively. The Company received a $33,000 distribution of income from the investee during the year ended December 31, 1999.

     In December 1999, the Company entered into a joint venture with Cisneros Television Group. The venture will be owned and funded equally by both parties, and will be accounted for under the equity method. Neither party made capital contributions during the year ended December 31, 1999.

                      ARTISTDIRECT, INC. AND SUBSIDIARIES

9. LINE OF CREDIT

     In 1997, the Company obtained a $250,000 line of credit with a financial institution. The line was increased to $500,000 during 1998, to $2.0 million in February 1999 and to $5.0 million in November 1999. The line of credit is guaranteed by certain officers and stockholders of the Company and bears interest, which is payable monthly, at a base rate as defined in the lending agreement plus 1%. There was no balance outstanding on the line of credit as of December 31, 1998 and the line of credit was terminated at the Company's option in September 1999 and reinstated in October 1999. As of December 31, 1999, there was no balance outstanding on the line of credit.

10. ACQUISITIONS

     In February 1999, the Company acquired the remaining 80% of iMusic, Inc. that it did not own. The consideration paid for the acquisition included $110,000 in cash, redeemable common units of UBL equal to 2% of its membership interests and the assumption of approximately $180,000 of liabilities. The value of the redeemable common units given was approximately $2.2 million. The acquisition has been accounted for as a purchase and the operations of iMusic, Inc. have been included from the date of acquisition. The Company recorded goodwill of approximately $2.4 million as a result of this acquisition, which is being amortized over a five year period.

     In May 1999 the Company acquired the 40.29% minority interest in the UBL in exchange for common interests in ARTISTdirect, LLC. The value of the consideration given was approximately $13.9 million, which was based on the value of the equity given, using the pricing of third party equity contributed at or around the time of the purchase transaction; the transaction has been accounted for as a purchase. Due to the full funding of the losses of UBL by the Company and its members prior to the purchase of the minority interest, none of the losses generated by UBL during the periods presented have been allocated to the minority holders. The Company recorded goodwill of approximately $13.1 million as a result of this acquisition, which is being amortized over a five year period.

     The pro forma results of operations assuming the above transactions had occurred at the beginning of the period as follows:

                                                              YEAR ENDED
                                                             DECEMBER 31,
                                                               1999
                                                                -------
                                                            (IN THOUSANDS)
Revenues..................................................      $10,337
                                                                -------
Net loss..................................................      $58,975
                                                                -------

                      ARTISTDIRECT, INC. AND SUBSIDIARIES

11. INCOME TAXES

     Income taxes for the period from October 6, 1999 (the date of conversion to a C corporation) to December 31, 1999 differs from the amount computed using the federal income tax rate of 34% as a result of the following (amounts in thousands):

                                                              YEAR ENDED
                                                             DECEMBER 31,
                                                                 1999
                                                             ------------
Computed expected tax benefit..............................    $(8,259)
State and local income taxes, net of federal income tax
  benefit..................................................       (977)
FAS 109 implementation.....................................     (9,227)
Goodwill amortization......................................        271
Other......................................................         27
Increase in valuation allowance............................     18,165
                                                               -------
          Total tax benefit................................    $    --
                                                               =======

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and (liabilities) at December 31, 1999 are presented below:

Deferred tax assets:
  Net operating loss carryforwards..........................  $  4,520
  Amortization of stock based compensation..................    14,296
  Other.....................................................       576
                                                              --------
Total deferred tax assets...................................    19,392
Less -- valuation allowance.................................   (18,165)
                                                              --------
Net deferred assets.........................................     1,227
                                                              --------
Deferred tax liability -- state income taxes................    (1,227)
                                                              --------
          Net deferred tax assets...........................  $     --
                                                              ========

     At December 31, 1999, the Company had net operating loss carryforwards totaling approximately $11.5 million for Federal income tax purposes expiring in 2019 and California state net operating loss carryforwards of $5.7 million expiring in 2004. Due to the uncertainty surrounding the realization of the benefits of its tax attributes, including net operating loss carryforwards in future tax returns, the Company has recorded a valuation allowance against its deferred tax assets as of December 31, 1999 of $18.2 million.

     In assessing the potential realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the Company attaining future taxable income during the periods in which those temporary differences become deductible. In addition, the utilization of net operating loss carryforwards may be limited due to restrictions imposed under applicable Federal and state laws due to a change in ownership.

12. SIGNIFICANT CONTRACTS

     The Company entered into a settlement agreement with an employee in connection with the termination of his employment in October 1997. Pursuant to this agreement, the employee received a

                      ARTISTDIRECT, INC. AND SUBSIDIARIES
severance payment of $175,000, to be paid out in eight quarterly installments. The amount due under this severance arrangement was $175,000 and $88,000 as of December 31, 1997 and 1998, respectively. The amount was paid in full as of December 31, 1999. Additionally, this individual loaned the Company $100,000 in 1996, the entire amount of which was repaid in 1997. As part of the settlement agreement, the individual received an option to purchase the lesser of 100,000 securities or 2.5% of the shares offered to the public upon an initial public offering at an exercise price that will be set at the completion of the initial public offering pursuant to the provision defined in the settlement agreement. The excess of the fair value of the shares at the date of grant over the consideration paid will be recorded as compensation expense. The employee has communicated to the Company that he intends to exercise the purchase option.

     In 1998 the Company entered into an employment agreement with an officer of the Company under which deferred compensation of up to $200,000 was granted. The value of the deferred compensation was determined based on the value of the Company as of the payment date. The Company has accrued $200,000 in deferred compensation.

     The Company has an investment in American Digital Network (ADN), and also entered into a software development agreement with ADN in 1997. The Company paid ADN $250,000 for development of the software, and received a payment of $250,000 from ADN for the license to use the software. These transactions have been netted together in the financial statements.

     For the years ended December 31, 1998 and 1999, the Company incurred legal expenses of approximately $450,000 and $1,101,000, respectively, for legal services provided by Lenard & Gonzalez LLP. Allen Lenard, one of the Company's directors, is Managing Partner of Lenard & Gonzalez LLP.

     Kneeling Elephant Records, LLC, a subsidiary of the Company, entered into an agreement with RCA in January 1997. Kneeling Elephant is a record label managed by the Company. Under the agreement, RCA provides all funding to the Company for the label and owns the rights to all sound recordings made under artist agreements during the initial three year term of the agreement. RCA has an option to terminate its agreement with Kneeling Elephant after three years, at which point, the assets and properties of Kneeling Elephant shall be divided based on the terms of the agreement. The maximum term of the agreement is six years. Under the agreement, RCA provided funding of $300,000 in January 1997, which has been recognized ratably over the minimum three year operating term. Additionally, RCA has provided annual funding of $450,000 to the Company for the operation of Kneeling Elephant under the terms of the agreement. RCA shall provide additional funding based on the occurrence of certain events in the future. The profits and losses of Kneeling Elephant shall be divided based on the terms and conditions of the agreement. The ownership structure is also subject to change based on the achievement of certain financial guidelines. The amounts due from RCA as of December 31, 1997, 1998 and 1999 are $1,000, $4,000, and $1,000, respectively.

     In April 1999, the Company entered into an agreement with a merchandiser for a term of four years. In exchange for merchandise fulfillment services, the Company granted the merchandiser warrants to purchase 131,250 shares of common stock (after giving effect to the Reverse Stock Split) upon the signing of the agreement. Additional warrants to purchase common stock may be earned by the merchandiser based on the achievement of various sales levels.

     In June 1999, the Company entered into an agreement with a merchandiser for a three-year term. In exchange for merchandise fulfillment services over the term of the agreement, the Company paid a deposit of $1.0 million which is being amortized over the term of the agreement, and granted the merchandiser warrants to purchase 228,426 shares of common stock (after giving effect to the Reverse

                      ARTISTDIRECT, INC. AND SUBSIDIARIES

Stock Split) upon the signing of the agreement. Additional warrants to purchase common stock may be earned by the merchandiser based on the achievement of various sales levels.

     In November 1999, the Company entered into three year programming license agreement with CHUMcity International. The Company is amortizing the license cost over the contractual license period.

     In December 1999, the Company entered into an eighteen month marketing agreement with ABC News Internet Ventures. The agreement provides for the exchange and distribution of content by both parties. As the values of the content and services being provided by both parties is not readily determinable, the content and services provided and received by the Company will be recorded at their cost basis to the Company, which is zero.

     In connection with the issuance of Series C Preferred shares, the Company entered into strategic relationships with four record labels. Under the terms of these agreements, the Company has the right to purchase certain content related to each of the respective companies' artists on terms generally made available to other online music companies. The cost associated with the acquisition of such content will be expensed as it is acquired and broadcast online.

     In December 1999, the Company entered into a two-year advertising and promotion agreement with Yahoo! pursuant to which the Company will purchase media placement on Yahoo! in return for certain promotional considerations. The Company will record the expense related to the amounts paid to Yahoo! for advertising and promotion services over the term of the agreement as services or promotions are received. Also in connection with the agreement, the Company issued Yahoo! warrants to purchase 339,254 shares of common stock (after giving effect to the Reverse Stock Split). The exercise price for 169,627 of the warrants is $13.93, and the exercise price for the remaining warrants shall be the IPO price. The expense related to the warrants will also be amortized over the term of the agreement.

13. REDEEMABLE SECURITIES


     From July through December 1998, the Company issued redeemable preferred units for proceeds of $4.9 million. These preferred units were converted into
12.8 million Series A ARTISTdirect, LLC redeemable preferred securities pursuant to the Exchange Transaction, and were converted into 3,207,815 shares of Series A Redeemable Preferred Stock (Series A Preferred) pursuant to the Capital Reorganization and Reverse Stock Split. The Series A Preferred shares carry a 10% cumulative annual dividend, and may be converted into common shares at any time by the holder. Upon conversion, the shareholders shall receive a cash payment of 25% of the accrued unpaid dividends through the date of the Capital Reorganization. The number of common shares into which the preferred shares may be converted is calculated as the initial capital contribution divided by the current conversion price. The current conversion price is $1.51 per preferred share (after giving effect to the Capital Reorganization and Reverse Stock Split). The conversion price shall be updated periodically based on the fair value of the Company. All Series A Preferred shares shall be automatically converted to common shares upon an initial public offering or the conversion of 95% of the shares initially issued. The shareholders have the right to redeem the Series A Preferred shares upon a management vacancy by one of the founders of the Company prior to July 28, 2003, or at any time after July 28, 2003. The Series A Preferred shares have liquidation preference over all other classes of shares except for the Series B Preferred shares. The liquidation preference and redemption value of the Series A Preferred shares was approximately $5.0 million as of December 31, 1998 and 1999.

                      ARTISTDIRECT, INC. AND SUBSIDIARIES

     On February 17, 1999, the Company issued 170,443 redeemable common shares (Redeemable Stock) (after giving effect to the Reverse Stock Split) for the purchase of the remaining 80% of iMusic, Inc. The holder of the Redeemable Stock shall have the right to redeem the Redeemable Stock upon the earlier of an initial public offering or February 17, 2002. The redemption value shall be $2.8 million. Upon redemption, the Company is also required to pay a total of $200,000 in bonuses to employees of iMusic, Inc. as designated by the holder. The holder has communicated to the Company that he will not exercise the redemption right and will retain the common shares. The Redeemable Stock was initially recorded at its fair value which shall be accreted to the redemption value through February 2002. The Redeemable Stock has liquidation preference over the common shares. The accreted value, which is also the liquidation preference and redemption value, of the Redeemable Stock was approximately $2.4 million as of December 31, 1999.



     On May 18, 1999, the Company issued 3,750,000 Series B redeemable preferred shares (Series B Preferred) (after giving effect to the Reverse Stock Split) for proceeds of $15 million. The Series B Preferred shares have the same redemption terms as the Series A Preferred shares, and have a current conversion price of $4.00 per share. The Series B Preferred shares have liquidation preference over all other classes of shares. The liquidation preference and redemption value of the Series B Preferred shares was $15.4 million as of December 31, 1999.



     In December 1999, the Company issued 5,905,374 Series C redeemable preferred shares (Series C Preferred) (after giving effect to the Reverse Stock Split) for proceeds of $82.2 million and in January 2000, the Company issued an additional 1,094,917 Series C Preferred shares for proceeds of $15.2 million. The total sum of $97.5 million was raised through the sale of shares to six music and media companies which included Universal Music Group, BMG Entertainment, Sony Music Entertainment, Time Warner Inc, an affiliate of Cisneros Television Group and Yahoo! The Series C Preferred shares have the same redemption terms as the Series A and Series B Preferred shares and have a conversion price of $13.928 per share. The liquidation preference and redemption value as of December 31, 1999 was $82.3 million.


     Included in Redeemable Common Securities are amounts related to options and securities subject to a potential rescission offer. The rescission offer will include an offer to repurchase shares issued directly to certain individuals or purchased pursuant to option exercises at the exercise price, plus interest at an annual rate of 10% from the date of issuance. To comply with California Securities law, the Company will also offer to repurchase all unexercised options issued to such persons at 20% of the option exercise price multiplied by the number of shares subject to such options, plus interest at an annual rate of 10% per year from the date of issuance. The amounts due under the potential rescission offer aggregated $114,000 and $6.9 million as of December 31, 1998 and 1999, respectively, including interest. Under the terms of the rescission offer, the Company could be required to repurchase all underlying shares and options that may be exercisable within 180 days of the date of the prospectus for the initial public offering. The potential rescission offer based on the repurchase of all shares underlying options outstanding as of December 31, 1999 that may be exercisable within 180 days of the date of the prospectus for the initial public offering is approximately $17.5 million plus interest. The potential rescission offer based on the repurchase of all shares underlying options outstanding as of December 31, 1999 is approximately $27.0 million plus interest.

                      ARTISTDIRECT, INC. AND SUBSIDIARIES

14. MEMBERS' EQUITY

     MEMBER DISTRIBUTIONS

     The Company made distributions to members of $24,000, $249,000 and $741,000 in 1997, 1998 and 1999, respectively.

     COMMON UNIT INTERESTS

     During 1998, the Company issued common units to certain executive employees and its outside legal counsel in connection with services rendered and to be rendered. In January 1998, Keith Yokomoto and L&G Associates One, an affiliate of Lenard & Gonzalez LLP, one of the Company's outside legal counsel, received interests of 10.1% and 3.03%, respectively. In June 1998, Steve Rennie and Robert Morse received interests of 4.04% and 1.01%, respectively. The units provide for the holder to share in the profits and losses of the entity consistent with the rights and limitations of the other equity holders. The units represent a common unit but limit the holder to share in the capital of the Company only to the extent of increases in the fair value of the Company subsequent to the issuance of the units. The value of the common units at the time of their issuance, which represents existing capital, will remain the property of the founders. The common units issued to employees under these agreements have been accounted for as stock appreciation rights. The common units issued to outside legal counsel were valued at estimated fair value as determined by the Company. Accordingly the value of these rights are adjusted upon changes in the fair value of the Company. The Company has estimated the fair value of the Company for the periods presented based primarily on third party equity financing. The Company has recorded compensation expense of $3.8 million and $16.3 million for the years ended December 31, 1998 and 1999, respectively, related to the employee and legal counsel common units. There is no provision for the Company to settle common units in cash or by issuance of additional equity securities.

     WARRANTS

     In May and June 1999, the Company issued 359,676 warrants to purchase common stock (after giving effect to the Reverse Stock Split) to two vendors from whom it purchases merchandise ("merchandisers"). The value of the warrants is $864,000, of which $168,000 has been recognized as expense for the year ended December 31, 1999. The value of the warrants has been recorded as unearned compensation in the statement of changes in members' and stockholders' equity, and will be amortized as cost of revenues over the term of the related merchandising agreements. Additionally, the merchandisers may earn up to 545,464 of additional warrants based on certain performance levels as specified in the merchandising agreements.

     In December 1999, the Company issued 339,254 warrants to purchase common stock in connection with an advertising and promotion agreement. The value of the warrants is $2.0 million, of which $19,000 has been recorded as expense for the year ended December 31, 1999. The value of the warrants will be amortized over the term of the related agreement.

     PREFERRED DIVIDENDS

     On May 18, 1999, the Company paid to the Series A redeemable preferred securities holders the accrued dividends to that date of $355,000 in the form of 88,632 common shares (after giving effect to the Reverse Stock Split), as well as a cash payment of $85,000.

                      ARTISTDIRECT, INC. AND SUBSIDIARIES

     On October 6, 1999, the Company paid to the Series A and B redeemable preferred stockholders the accrued dividends to that date of $767,000 in the form of 213,002 shares of common stock (after giving effect to the Reverse Stock Split), as well as a cash payment of $191,000.

     PURCHASE OF SHARES BY OFFICER

     In September 1999, the Company's Chief Financial Officer purchased 111,111 shares of common securities from certain officer stockholders at a purchase price of $3.60 per share. The difference between the purchase price and the fair value of the securities as of the date of the transaction has been reflected as stock-based compensation. The amount of stock-based compensation aggregated $875,000. The Company determined the fair value of the securities based on the continued growth of the Company's operations and recent equity transactions with third parties.

15. OPTIONS

     In July 1998, the Company implemented the 1998 Unit Option Plan (which was subsequently amended and replaced by the 1999 Employee Stock Option Plan), which reserved 5,250,000 shares (after giving effect to the Reverse Stock Split) of our common stock for issuance to employees, non-employee members of our board of directors and consultants. This share reserve will automatically increase on the first trading day in January each calendar year, beginning 2001, by an amount equal to two percent (2%) of the total number of shares of our common stock outstanding on the last trading day of December in the prior calendar year, but in no event will this annual increase exceed 875,000 shares. No option may have a term in excess of 10 years. The options issued during 1998 and 1999 vest within three years. As of December 31, 1999, 1,445,470 shares remained available for future option grant.

     The Company accounts for its employee stock option plan in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.

     Summary stock option activity for 1999 Stock Option Plan during the years ended December 31, 1998 and 1999 is as follows (after giving effect to the Reverse Stock Split):

                                                      OPTIONS OUTSTANDING
                                                  ----------------------------
                                                                  WEIGHTED
                                                                  AVERAGE
                                                  NUMBER OF       EXERCISE
                                                   SHARES          PRICE
                                                  ---------   ----------------
Outstanding options at December 31, 1997........         --        $  --
  Granted.......................................    356,718         1.52
  Exercised.....................................         --           --
  Canceled......................................         --           --
                                                  ---------        -----
Outstanding options at December 31, 1998........    356,718         1.52
  Granted.......................................  3,449,062         3.60
  Exercised.....................................    (58,750)        3.40
  Canceled......................................     (1,250)        3.60
                                                  ---------        -----
Outstanding options at December 31, 1999........  3,745,780        $3.41
                                                  =========        =====

                      ARTISTDIRECT, INC. AND SUBSIDIARIES

     During the year ended December 31, 1999 the Company issued 7,500 options to consultants, resulting in a weighted average fair value per option of $10.21, and a total value of $77,000. The Company recorded this amount as stock based compensation for the year ended December 31, 1999.

     If the Company had elected to recognize compensation cost based on the fair value at the date of grant, consistent with the method as prescribed by SFAS No. 123, net loss for the years ended December 31, 1998 and 1999 would have changed to the pro forma amounts indicated below:

                                                  YEAR ENDED DECEMBER 31,
                                               -----------------------------
                                                   1998            1999
                                               ------------    -------------
                                                      (IN THOUSANDS)
Net loss:
  As reported................................     $6,318          $57,804
  Pro forma..................................      6,334          $58,254
                                                  ======          =======

     The fair value of options granted during 1998 and 1999 was determined using a minimum value pricing model with the following assumptions: risk-free interest rate of 6.0% and an expected life of five years. The weighted average fair values of the options on the date of grant were $.32 per share and $5.56 per share for the options granted in 1998 and 1999, respectively.

     The following table summarizes information regarding options outstanding and options exerciseable at December 31, 1999 (after giving effect to the Reverse Stock Split):

                     OPTIONS OUTSTANDING             OPTIONS EXERCISABLE
              ----------------------------------   -----------------------
                           WEIGHTED
                            AVERAGE     WEIGHTED                  WEIGHTED
                           REMAINING    AVERAGE                   AVERAGE
 EXERCISE      NUMBER     CONTRACTUAL   EXERCISE      NUMBER      EXERCISE
   PRICE      OF SHARES      LIFE        PRICE      OF SHARES      PRICE
-----------   ---------   -----------   --------   ------------   --------
$      1.24     256,746    8.60 years    $1.24        158,497      $1.24
       2.30      94,972    8.60           2.32         58,534       2.32
       3.60   3,394,062    9.62           3.60        204,683       3.60
-----------   ---------   ----------     -----      ---------      -----
$1.24-$3.60   3,745,780    9.52 years    $3.41        421,713      $2.54
===========   =========   ==========     =====      =========      =====

     In June 1999 and as amended in October 1999, the Company adopted the 1999 Artist and Artist Advisor Stock Option Plan (the Advisor Plan). The Plan has reserved 1,250,000 shares (after giving effect to the Reverse Stock Split) of common stock for issuance to artists for whom the Company maintains ARTISTchannels and their agents, business managers, attorneys and other advisors. This share reserve will automatically increase on the first trading day in January each calendar year, beginning 2001, by an amount equal to one percent (1%) of the total number of shares of our common stock outstanding on the last trading day of December in the prior calendar year, but in no event will this annual increase exceed 375,000 shares. As of December 31, 1999, 251,375 shares remained available for future option grants. The options expire seven years from the date of grant. Vesting generally varies between one to three years, as specifically stated in each advisor's option agreement.

                      ARTISTDIRECT, INC. AND SUBSIDIARIES

     Summary stock option activity for the Advisor Plan options during the year ended December 31, 1999 is as follows (after giving effect to the Reverse Stock Split):

                                                      OPTIONS OUTSTANDING
                                                    -----------------------
                                                                  WEIGHTED
                                                                   AVERAGE
                                                    NUMBER OF     EXERCISE
                                                      SHARES        PRICE
                                                    ----------    ---------
Outstanding Options at
  December 31, 1998...............................         --          --
     Granted......................................  1,036,125       $3.92
     Exercised....................................    (37,500)       3.60
     Canceled.....................................         --          --
                                                    ---------       -----
Outstanding Options at
  December 31, 1999...............................    998,625       $3.93
                                                    =========       =====

     The weighted average fair value of options granted under the Advisor Plan was $9.34 per option, resulting in a total value for options granted of $9.7 million, which has been recorded as unearned compensation in the statement of charges in members' and stockholders' equity, and will be amortized over the term of the advisor's option agreement. Compensation expense recognized during the year ended December 31, 1999 was $6.0 million, and is recorded in cost of revenue or operating expense based on the services provided by the advisor. The weighted average remaining contractual life of the advisor options granted during the year ended December 31, 1999 is 6.7 years, and there are 774,313 options exercisable as of December 31, 1999.

     In June 1999 and as amended in October 1999, the Company adopted the 1999 Artist Stock Plan (the Artist Option Plan), which has reserved 4,000,000 shares (after giving effect to the Reverse Stock Split) of common stock for issuance to artists for whom the Company maintains ARTISTchannels. This share reserve will automatically increase on the first trading day in January each calendar year, beginning 2001, by an amount equal to two percent (2%) of the total number of shares of our common stock outstanding on the last trading day of December in the prior calendar year, but in no event will this annual increase exceed 875,000 shares. As of December 31, 1999, 1,735,939 shares remained available for future option grants. The options expire seven years from the date of grant. Vesting generally varies between one to three years, as specifically stated in each artist's option agreement.

     Summary stock option activity for the Artist Option Plan during the year ended December 31, 1999 is as follows (after giving effect to the Reverse Stock Split):

                                                      OPTIONS OUTSTANDING
                                                     ---------------------
                                                                  WEIGHTED
                                                                  AVERAGE
                                                     NUMBER OF    EXERCISE
                                                      SHARES       PRICE
                                                     ---------    --------
Outstanding Options at
  December 31, 1998................................         --        --
     Granted.......................................  2,476,561     $3.97
     Exercised.....................................   (330,417)     3.74
     Canceled......................................         --        --
                                                     ---------     -----
Outstanding Options at
  December 31, 1999................................  2,146,144     $4.00
                                                     =========     =====

                      ARTISTDIRECT, INC. AND SUBSIDIARIES

     The weighted average fair value of the options granted under the Artist Option Plan was $8.33 per option, resulting in a total value for options granted of $20.6 million, which has been recorded as unearned compensation in the statement of changes in members' and stockholders' equity, and will be amortized over the service period of the related artist agreements. Compensation expense recognized during the year ended December 31, 1999 was $6.4 million, and is recorded in cost of revenue or operating expense based on the services provided by the artist.

     The weighted average remaining contractual life of the artist options granted during the year ended December 31, 1999 is 6.7 years, and 1,114,250 of these options were exerciseable as of December 31, 1999.

     The estimated fair values of the options granted under the Advisor Plan and the Artist Option Plan was determined using the Black-Scholes model. The key assumptions used in the model for the purpose of the calculation were: a risk free rate of 6.0%, a volatility factor of 81%, no expected dividends and an expected life of seven years.

     In October 1999, the Company adopted the 1999 Employee Stock Purchase Plan, which has reserved 500,000 shares of common stock for issuance under this plan. Terms of the plan permit eligible employees to purchase common stock through payroll deduction of up to 15% of each employee's compensation. The accumulated deductions will be applied to the purchase on shares on each semi-annual purchase date at a purchase price per share equal to 85% of the fair market value per share on the participant's entry date into the offering period or the semi-annual purchase date, whichever is lower. Pursuant to the provisions of APB No. 25, shares issued to employees under this plan are considered noncompensatory.

16. COMMITMENTS AND CONTINGENCIES

     LEASE COMMITMENTS

     Future minimum lease payments under operating leases for facilities and certain equipment, including leases entered into subsequent to December 31, 1999, are as follows as of the years ended December 31:

                                                    (IN THOUSANDS)
2000..............................................     $ 1,163
2001..............................................       1,659
2002..............................................       1,837
2003..............................................       1,756
2004..............................................       1,746
Thereafter........................................      10,251
                                                       -------
  Total...........................................     $18,412
                                                       =======

     Rent expense under operating leases for the years ended December 31, 1997, 1998 and 1999 for the Company was $58,000, $109,000, and $341,000, respectively.

                      ARTISTDIRECT, INC. AND SUBSIDIARIES

     EMPLOYMENT CONTRACTS

     Future payments under employment contracts entered into through December 31, 1999 are as follows for the years ended December 31:

                                                    (IN THOUSANDS)
2000..............................................      $2,396
2001..............................................       1,334
2002..............................................          25
                                                        ------
  Total...........................................      $3,755
                                                        ======

     LITIGATION

     The Company is subject to various pending and threatened legal actions, which arise in the normal course of business. The Company's management believes that the impact of such litigation will not have a material adverse impact on its financial position or results of operations.

17. REPORTABLE SEGMENTS

     The Company provides integrated music entertainment products and services through three reportable segments. The three reportable segments are music-related Web site operations ("ARTISTdirect Network"), musical artist booking operations ("Talent Agency") and record label operations ("Record Label"). ARTISTdirect Network generates revenue primarily from the sale of recorded music and music-related merchandise and from the sale of advertising on our Web sites. The Talent Agency generates revenue from commissions based on the income received by agency clients for live performances. The Record Label generates revenue from advances under an agreement with RCA and from royalties on sales of recorded music. The factors for determining reportable segments were based on service and products. Each segment is responsible for executing a unique marketing and business strategy. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on profit or loss from operations before income taxes. The following table summarizes the revenue, operating income and depreciation and amortization by segment for the years ended December 31, 1997, 1998 and 1999.

                                                       YEAR ENDED DECEMBER 31,
                                                    -----------------------------
                                                     1997      1998        1999
                                                    ------    -------    --------
                                                           (IN THOUSANDS)
Net Revenue:
  ARTISTdirect Network............................  $  364    $ 2,100    $  8,192
  Talent Agency...................................     974      1,917       1,304
  Record Label....................................     550        565         778
                                                    ------    -------    --------
                                                     1,888      4,582      10,274
Income (Loss) from Operations:
  ARTISTdirect Network............................    (740)    (5,256)    (57,900)
  Talent Agency...................................     197       (629)         22
  Record Label....................................      86       (464)       (257)
                                                    ------    -------    --------
                                                      (457)    (6,349)    (58,135)
                                                    ------    -------    --------
Interest income (expense), net....................      (3)        29         281
Income from equity investment.....................      --          2          50
                                                    ------    -------    --------
Net Loss..........................................  $ (460)   $(6,318)   $(57,804)
                                                    ======    =======    ========

                      ARTISTDIRECT, INC. AND SUBSIDIARIES

                                                       YEAR ENDED DECEMBER 31,
                                                    -----------------------------
                                                     1997      1998        1999
                                                    ------    -------    --------
                                                           (IN THOUSANDS)
Depreciation and amortization:
  ARTISTdirect Network............................  $    4    $    38    $  2,504
  Talent Agency...................................      11         18           5
  Record Label....................................       6          3          --
                                                    ------    -------    --------
                                                    $   21    $    59    $  2,509
                                                    ======    =======    ========

     The following tables summarize the capital expenditures for the years ended December 31, 1997, 1998, and 1999 and assets as of December 31, 1998 and 1999.

                                                        YEAR ENDED DECEMBER 31,
                                                       --------------------------
                                                       1997      1998      1999
                                                       -----    ------    -------
                                                             (IN THOUSANDS)
Capital expenditures:
  ARTISTdirect Network...............................  $  23    $  123    $ 3,498
  Talent Agency......................................     57        15          9
  Record Label.......................................     21         3          6
                                                       -----    ------    -------
                                                       $ 101    $  141    $ 3,513
                                                       =====    ======    =======

                                                                 DECEMBER 31,
                                                               -----------------
                                                                1998      1999
                                                               ------    -------
Assets:
  Corporate................................................    $  403    $78,406
  ARTISTdirect Network.....................................     2,932     17,571
  Talent Agency............................................        68      2,547
  Record Label.............................................         9         76
                                                               ------    -------
                                                               $3,412    $98,600
                                                               ======    =======

     Assets by segment are those assets used in the Company operations in each segment. Corporate assets are principally made up of cash and cash equivalents, prepaid expenses, computer equipment and other assets.

18. SUBSEQUENT EVENTS


     In January 2000, the Company signed a definitive merger agreement with Mjuice.com, Inc., a company involved in the development and distribution of the secure digital distribution of MP3-formatted music. The Company plans to issue up to $15.0 million of its shares in exchange for all of the outstanding equity of Mjuice.com, Inc. The acquisition is to be accounted for as a purchase, with substantially all of the purchase price being attributed to goodwill that will be amortized over a five-year period. The acquisition is expected to close shortly following the Company's initial public offering.



     In March 2000, Marc Geiger, Donald Muller and Rick Rubin agreed to enter into a series of transactions which will effectively transfer to Keith Yokomoto, Steve Rennie and L&G Associates One the economic benefit ("Appreciation Rights") of the difference between the closing price on the third day of trading after the initial public offering and $13.93 per share, for the number of shares as specified in the terms of the related agreement. Such increase in value shall be transferred in the form of

                      ARTISTDIRECT, INC. AND SUBSIDIARIES
shares of common stock of the Company. Additionally, the Company will issue to these parties options to purchase common stock at an exercise price equal to the closing price on the third day of trading after the initial public offering. The Company will record as expense the appreciation in the price per share of the common stock over $13.93 for Messrs. Yokomoto and Rennie. As the options granted to Messrs. Yokomoto and Rennie will have an exercise price equal to the fair value on the date of grant, the Company will not record compensation for the options granted to these individuals. The Company will record as expense the fair value of the appreciation rights and stock options granted to L&G Associates One as determined on the respective grant dates.

                          INDEPENDENT AUDITORS' REPORT

To The Board of Directors
iMusic, Inc.:

     We have audited the accompanying balance sheets of iMusic, Inc. (the "Company") as of December 31, 1997 and 1998 and the related statements of operations, shareholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of iMusic, Inc. as of December 31, 1997 and 1998 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

/s/ KPMG LLP
Los Angeles, CA
May 26, 1999

                                  IMUSIC, INC.

                                 BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT FOR SHARE DATA)

                                                              DECEMBER 31,
                                                              -------------
                                                              1997     1998
                                                              -----    ----
ASSETS
Current assets:
  Cash and cash equivalents.................................  $   2    $116
  Accounts receivable.......................................      5      65
                                                              -----    ----
     Total current assets...................................      7     181
                                                              -----    ----
Property and equipment, at cost:
  Computer equipment........................................     --       7
  Less accumulated depreciation.............................     --      (1)
                                                              -----    ----
                                                                 --       6
                                                              -----    ----
     Total assets...........................................  $   7    $187
                                                              =====    ====
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable..........................................  $  11    $ 15
  Accrued payroll taxes.....................................     12      27
  Due to related party......................................     52      66
  Note payable..............................................      5      --
                                                              -----    ----
     Total current liabilities..............................     80     108
Line of credit..............................................      7       6
                                                              -----    ----
     Total liabilities......................................     87     114
                                                              -----    ----
Shareholders' equity (deficit):
  Series A convertible preferred stock, $.01 par value.
     Authorized 200,000 shares; issued and outstanding
     161,364 as of December 31, 1998. Liquidation value of
     $100 as of December 31, 1998...........................     --       2
  Common stock, $.01 par value. Authorized 1,000,000 shares;
     issued and outstanding 545,455 shares as of December
     31, 1997 and 1998......................................      5       5
  Additional paid-in capital................................     15     113
  Accumulated deficit.......................................   (100)    (47)
                                                              -----    ----
     Total shareholders' equity (deficit)...................    (80)     73
                                                              -----    ----
     Total liabilities and shareholders' equity.............  $   7    $187
                                                              =====    ====

                See accompanying notes to financial statements.

                                  IMUSIC, INC.

                            STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                              ------------
                                                              1997    1998
                                                              ----    ----
Revenue, net................................................  $ 51    $260
Cost of revenue.............................................    52     115
                                                              ----    ----
  Gross profit..............................................    (1)    145
Operating expenses:
  Sales and marketing.......................................     5      33
  General and administrative................................    39      57
                                                              ----    ----
  (Loss) income from operations.............................   (45)     55
Interest expense, net.......................................     1       2
                                                              ----    ----
  Net (loss) income.........................................  $(46)   $ 53
                                                              ====    ====

                See accompanying notes to financial statements.

                                  IMUSIC, INC.

                  STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
                     (IN THOUSANDS, EXCEPT FOR SHARE DATA)

                                   SERIES A
                               PREFERRED STOCK      COMMON STOCK                                          TOTAL
                               ----------------   ----------------     ADDITIONAL      ACCUMULATED    SHAREHOLDERS'
                               SHARES    AMOUNT   SHARES    AMOUNT   PAID-IN-CAPITAL     DEFICIT     EQUITY (DEFICIT)
                               -------   ------   -------   ------   ---------------   -----------   ----------------
Balance at December 31,
  1996.......................       --    $--     545,455    $ 5          $ 15            $ (54)           $(34)
Net loss.....................       --     --          --     --            --              (46)            (46)
                               -------    ---     -------    ---          ----            -----            ----
Balance at December 31,
  1997.......................       --     --     545,455      5            15             (100)            (80)
Net income...................       --     --          --     --            --               53              53
Issuance of preferred
  stock......................  161,364      2          --     --            98               --             100
                               -------    ---     -------    ---          ----            -----            ----
Balance at December 31,
  1998.......................  161,364    $ 2     545,455    $ 5          $113            $ (47)           $ 73
                               =======    ===     =======    ===          ====            =====            ====

                See accompanying notes to financial statements.

                                  IMUSIC, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                               YEAR ENDED
                                                              DECEMBER 31,
                                                              ------------
                                                              1997    1998
                                                              ----    ----
Cash flows from operating activities:
  Net (loss) income.........................................  $(46)   $ 53
                                                              ----    ----
  Adjustments to reconcile net (loss) income to net cash
     provided by (used in) operating activities:
     Depreciation...........................................    --       1
     Changes in assets and liabilities:
       Accounts receivable..................................    31     (60)
       Accounts payable and accrued expenses................    (2)     19
                                                              ----    ----
          Net cash (used in) provided by operating
            activities......................................   (17)     13
                                                              ----    ----
Cash flows from investing activities -- purchase of
  equipment.................................................    --      (7)
                                                              ----    ----
Cash flows from financing activities:
  Change in due to related party............................    13      14
  Proceeds from (payment on) note payable...................     5      (5)
  Payments on line of credit................................    (1)     (1)
  Issuance of preferred stock...............................    --     100
                                                              ----    ----
          Net cash provided by financing activities.........    17     108
                                                              ----    ----
          Net increase in cash and cash equivalents.........    --     114
Cash and cash equivalents at beginning of year..............     2       2
                                                              ----    ----
Cash and cash equivalents at end of year....................  $  2    $116
                                                              ====    ====
Supplemental disclosure of cash flow information -- cash
  paid during the year for interest.........................  $  1    $  2
                                                              ====    ====

                See accompanying notes to financial statements.

                                  IMUSIC, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION

     iMusic, Inc. (the "Company") was incorporated as a Washington corporation in October 1995. The Company operates an Internet Web site that provides music-related content such as chats, message boards, news, music information and live performances.

2. SIGNIFICANT ACCOUNTING POLICIES

     CASH AND CASH EQUIVALENTS

     Cash equivalents consist of temporary investments in short-term securities with an original maturity date of three months or less.

     PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost. Depreciation is provided using the straight-line method over a useful life of three years.

     REVENUE RECOGNITION

     The Company generates revenue from the sale of advertisements under short-term contracts. To date, the duration of the Company's advertising commitments has generally averaged from one to three months. Advertising revenue is generally recognized ratably in the period in which the advertisement is displayed, provided that no significant obligations of the Company remains and collection of the resulting receivable is probable. The Company's obligations typically include the guarantee of a minimum number of "impressions" or times that an advertisement appears in pages viewed by the users of the Company's online properties. The Company records a reserve for contracts in which the guarantee of a minimum number of impressions is not expected to be met. There were no such instances as of December 31, 1997 and 1998.

     The Company also generates revenue from a "link" to the Web site of a third party. Revenue is based on merchandise purchased on the third-party's Web site by customers utilizing the "link" on the Company's Web site.

     ALLOWANCE FOR DOUBTFUL ACCOUNTS

     The allowance for doubtful accounts is based on historical experience and management's evaluation of outstanding accounts receivable at the balance sheet date. There was no allowance as of December 31, 1997 and 1998.

     PRODUCT DEVELOPMENT EXPENSE

     Product development expense consists primarily of third-party Internet development costs and payroll and related expenses for in-house Web site development costs incurred in the start-up and production of the Company's content and services.

     INCOME TAXES

     The Company accounts for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their

                                  IMUSIC, INC.

respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     IMPAIRMENT OF LONG-LIVED ASSETS

     The Company periodically reviews the carrying amounts of long-lived assets to determine whether current events or circumstances warrant adjustments to such carrying amounts. An impairment adjustment is necessary in the event the net book value of such long-lived assets exceeds the future undiscounted cash flows attributable to such assets. In such an event, the loss is measured by the amount that the carrying value of such assets exceeds their fair value. Considerable management judgment is necessary to estimate the fair value of assets, accordingly, actual results could vary significantly from such estimates.

     CONCENTRATION OF CREDIT RISK AND REVENUES FROM A SINGLE CUSTOMER

     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and trade accounts receivable. The Company places its cash investments in high-credit quality instruments and, by policy, limits the amount of credit exposure to any one financial institution. Certain financial instruments potentially subject the Company to credit risk. The Company performs ongoing credit evaluations of its customers but does not require collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses.

     During the years ended December 31, 1997 and 1998, the Company derived revenues from a single customer that comprised 50% and 65% of total revenues, respectively.

     FAIR VALUES OF FINANCIAL INSTRUMENTS

     The carrying amounts of financial instruments, which include cash, accounts receivable, accounts payable and accrued expenses, lines of credit and due to related party, approximate fair value because of the short maturity of these instruments.

     USE OF ESTIMATES

     In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

     RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     The Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," in June 1997. SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income includes all changes in shareholders' equity (except those arising from transactions with members) and includes net income and net unrealized gains (losses) on securities. There is no impact on the Company's financial statements as a result of the implementation of SFAS No. 130.

                                  IMUSIC, INC.

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131 requires the use of the "management approach" for segment reporting, which is based on the way the chief operating decision maker organizes segments within a company for making operating decisions and assessing performance. The adoption of this statement did not have a material impact on the Company's financial statement.

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") No. 98-1, "Software for Internal Use," which provides guidance on accounting for the cost of computer software developed or obtained for internal use. SOP No. 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. The adoption of SOP 98-1 did not have a material impact on the financial statements.

     In April 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-Up Activities." The statement is effective for fiscal years beginning after December 15, 1998. The statement requires costs of start-up activities and organization costs to be expensed as incurred. The Company is required to adopt SOP 98-5 for the year ended December 31, 1999. The adoption of SOP 98-5 is not expected to have a material impact on the Company's consolidated financial statements.

     The Financial Accounting Standards Board recently issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective for all fiscal years beginning after September 15, 1999. SFAS 133 establishes accounting and reporting standards for derivative instruments and hedging activities by requiring that all derivative instruments be reported as assets or liabilities and measured at their fair values. Under SFAS 133, changes in the fair values of derivative instruments are recognized immediately in earnings unless those instruments qualify as hedges of the (1) fair values of existing assets, liabilities, or firm commitments, (2) variability of cash flows of forecasted transactions, or (3) foreign currency exposures on net investments in foreign operations. As of December 31, 1997 and 1998, the Company has not entered into any derivative contracts nor does it hold any derivative financial instruments. Therefore, SFAS 133 does not have a material impact on the Company's consolidated results of operations, financial position, or cash flows.

3. LINE OF CREDIT

     In 1996, the Company obtained a $10,000 line of credit with a financial institution which is guaranteed by the majority shareholder of the Company. The credit line bears interest, which is payable monthly, at an index rate plus 1% (10.25% and 10% at December 31, 1997 and 1998, respectively). The balance outstanding on the line of credit as of December 31, 1997 and 1998 was $7,000 and $6,000, respectively. The unused balance under the line of credit as of December 31, 1997 and 1998 was $3,000 and $4,000, respectively.

4. NOTE PAYABLE

     In 1997, the Company issued a note payable in the amount of $5,000 that bore interest at 10% and was repaid in 1998.

5. RELATED PARTY TRANSACTIONS

     A shareholder of the Company has paid expenses on behalf of the Company during 1996, 1997 and 1998. Additionally, the Company rents office space from this shareholder. The facility is on a month-to-month lease, and the monthly rent approximates a fair market rate. Lease payments for the facility for

                                  IMUSIC, INC.

each of the years ended 1997 and 1998 were $14,000. The amount due to the shareholder as of December 31, 1997 and 1998 as a result of these transactions was $52,000 and $66,000, respectively.

6. SHAREHOLDERS' EQUITY

     In August 1998, the Company issued 161,364 shares of Series A convertible preferred stock for proceeds of $100,000. The preferred shareholder may convert the preferred shares into common shares at a ratio based on the issue price per share plus any accrued and unpaid dividends. The preferred shares shall be automatically converted to common shares upon an initial public offering or at such time when 80% of the shares initially issued have been converted to common shares. The liquidation value of the preferred shares shall be the initial issue price plus any accrued and unpaid dividends. The preferred shareholder shall have voting rights as if the preferred shares had been converted to common shares.

7. INCOME TAXES

     There was no income tax provision for the years ended December 31, 1997 and 1998. Income tax expense (benefit) differs from the amount computed by applying the federal statutory tax rate of 34% to income before income taxes as shown below. There is no corporate tax in the state of Washington.

                                                           YEAR ENDED
                                                          DECEMBER 31,
                                                         --------------
                                                         1997      1998
                                                         ----      ----
                                                         (IN THOUSANDS)
Computed "expected" income tax expense (benefit).......  $(15)     $ 18
Change in valuation allowance..........................    15       (18)
                                                         ----      ----
  Income taxes.........................................  $ --      $ --
                                                         ====      ====

     The tax effects of temporary differences that give rise to significant portions of deferred tax assets as of December 31, 1997 and 1998 are presented below:

                                                          DECEMBER 31,
                                                         --------------
                                                         1997      1998
                                                         ----      ----
                                                         (IN THOUSANDS)
Deferred tax assets:
  Net operating loss carryforwards.....................  $ 29      $ 28
  Temporary differences -- accounts receivable and
     accounts payable..................................     1       (17)
  Valuation allowance..................................   (30)      (11)
                                                         ----      ----
     Net deferred tax assets...........................  $ --      $ --
                                                         ====      ====

     The Company has federal net operating loss carryforwards of $82,000 and $84,000 as of December 31, 1997 and 1998, respectively, that begin to expire in 2003.

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers historical and projected future taxable income in making this assessment. Management has provided for a full valuation allowance.

                                  IMUSIC, INC.

8. COMMITMENTS AND CONTINGENCIES

     In February 1999, the Company entered into a lease agreement for its facilities. Future minimum lease payments under this operating lease are as follows for the years ended December 31:

                                                    (IN THOUSANDS)
1999..............................................       $24
2000..............................................        26
2001..............................................        26
2002..............................................         2
                                                         ---
                                                         $78
                                                         ===

9. SUBSEQUENT EVENTS

     In February 1999, ARTISTdirect, which previously had a 20% ownership in the Company, acquired all of the remaining outstanding capital stock of the Company. The purchase consideration for the Company was approximately $2.5 million, including $110,000 in cash, a redeemable put option valued at approximately $2.2 million and the assumption of approximately $185,000 in liabilities. The acquisition was accounted for as a purchase. The purchase price has been largely allocated to goodwill, which will be amortized over five years.

                              [ARTISTDIRECT LOGO]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses and costs (other than underwriting discounts and commissions) expected to be incurred in connection with the sale and distribution of the securities being registered. All of the amounts shown are estimated except the registration fee of the Commission and the NASD and Nasdaq National Market filing fees.

                           ITEM                                AMOUNT
                           ----                             -------------
SEC registration fee......................................  $   23,977.50
NASD filing fee...........................................          9,125
Blue sky fees and expenses................................          5,000
Printing and engraving expenses...........................        350,000
Legal fees and expenses...................................        550,000
Accounting fees and expenses..............................        625,000
Transfer agent and registrar fees.........................          4,000
Miscellaneous.............................................        100,000
                                                            -------------
          Total...........................................  $1,667,102.50
                                                            =============

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     ARTISTdirect, Inc. (the "Company") is a Delaware corporation. Article VI of the Company's Bylaws provides that the Company may indemnify its officers and Directors to the full extent permitted by law. Section 145 of the General Corporation Law of the State of Delaware (the "GCL") provides that a Delaware corporation has the power to indemnify its officers and directors in certain circumstances.

     Subsection (a) of Section 145 of the GCL empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding provided that such director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, provided that such director or officer had no cause to believe his or her conduct was unlawful.

     Subsection (b) of Section 145 of the GCL empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred in connection with the defense or settlement of such action or suit, provided that such director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such director or officer shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action was brought shall determined that despite the adjudication of liability such director or officer is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

     Section 145 of the GCL further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation shall have power to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or her or incurred by him or her in any such capacity or arising out of his or her status as such whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145.

     Reference is made to the Form of Underwriting Agreement (to be filed as Exhibit 1.1 to this Registration Statement) which provides for indemnification by the Underwriters under certain circumstances of the directors and officers of the Company signing the Registration Statement and certain controlling persons of the Company against certain liabilities, including those arising under the Securities Act.

     The Company carries directors' and officers' liability insurance covering its directors and officers.

     Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES


     The following is a summary of the transactions by the Company and ARTISTdirect LLC, predecessor to the Company, since August 1996, involving sales of the Company's securities that were not registered under the Securities Act. All of the numbers reflect the 35-for-1 forward unit split that occurred in May 1999 with respect to common and preferred securities of ARTISTdirect, LLC, but do not reflect the one-for-four reverse stock split of ARTISTdirect, Inc. that will occur prior to the closing of this offering.


     (a) In September 1996, ARTISTdirect, LLC issued 17,461,365 common securities to two of the three founders of the Company, Marc Geiger and Don Muller, in connection with services rendered and to be rendered.

     (b) In January 1998, ARTISTdirect, LLC issued 4,014,107 common securities to the other founder of the Company, Keith Yokomoto, and 1,204,232 common securities to L&G Associates One, in connection with services rendered and to be rendered. L&G Associates One is affiliated with Allen Lenard, one of the Company's directors.

     (c) In June 1998, ARTISTdirect, LLC issued 1,605,643 common securities to Steve Rennie and 401,411 common securities to Robert Morse in connection with services rendered and to be rendered. Mr. Rennie is an executive officer of the Company.

     (d) Throughout 1998, ARTISTdirect, LLC periodically issued additional common securities, for no additional consideration, to Messrs. Yokomoto, Rennie and Morse and L&G Associates One. In connection with each of these issuances, Messrs. Geiger and Muller contributed the same number of common securities to ARTISTdirect, LLC, for no consideration.

     (e) In July 1998, we issued 200,705 shares of common securities to each of Messrs. Geiger and Muller in exchange for their interests in ARTISTdirect Holdings, L.L.C.

     (f) Between July 1998 and December 1998, ARTISTdirect, LLC issued a total of 9,458,340 Series A preferred securities for an aggregate purchase price of $2,910,000 to several outside investors, including affiliates of Constellation Venture Capital, L.P., Chase Capital Partners, Psilos Group Partners, DreamMedia Internet Ventures and Carl Kawabe.

     (g) In May 1999, ARTISTdirect, LLC issued a total of 13,982,207 common securities and 3,372,920 Series A preferred securities to the members of UBL, LLC in exchange for the 8,042,134 common securities and 1,940,000 preferred securities of UBL held by such members.

     (h) In May 1999, ARTISTdirect, LLC issued a total of 15,000,000 Series B preferred securities for an aggregate purchase price of $15,000,000 to several outside investors, including affiliates of Constellation Venture Capital, L.P. Psilos Group Partners, L.P., Chase Venture Capital Associates, L.P., Flatiron Fund 1998/99, LLC, Spinnaker Technology Fund, LP, and Toronto Dominion Investments, Inc. In connection with this transaction, holders of ARTISTdirect, LLC's Series A preferred securities received an aggregate of 354,526 common securities of ARTISTdirect, LLC and $96,000 in exchange for accrued and unpaid preferred returns on their Series A preferred securities.


     (i) In June 1999, ARTISTdirect, LLC issued Winterland Concessions a warrant to purchase 342,640 shares of our common stock at a price of $4.00 per share. ARTISTdirect, LLC also issued Giant Merchandising warrants to purchase a total of 562,500 shares of our common stock at a price of $4.00 per share.



     (j) In December 1999 and January 2000, we issued a total of 7,000,291 shares of Series C preferred stock for an aggregate purchase price of $97.5 million to several outside investors, including affiliates of Universal Music Group, Inc., Cisneros Television Group, Sony Music, BMG Music, Time Warner Inc., Maverick Recording Company and Yahoo!.



     (k) In December 1999, we issued Yahoo! a warrant to purchase an aggregate of 339,254 shares of common stock at an exercise price of $13.928 per share with respect to half of the shares and an exercise price of $11.00 per share with respect to the remaining half of the shares.



     (l) In March 2000, we issued 5670 Wilshire, L.P. a warrant to purchase 62,500 shares of our common stock at a price of $13.92 per share.


     None of the foregoing transactions involved any public offering, and the Company believes that at the time of each transaction, the transaction was exempt from the registration requirements of the Securities Act by virtue of
Section 4(2) thereof. The recipients in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments, as applicable, issued in such transactions. All recipients had adequate access, through their relationships with the Company, to information about the Company.

     From August 1, 1998 to December 31, 1999, we granted options to purchase an aggregate of 7,317,216 shares of common stock to our directors, executive officers, employees, artists and consultants at a weighted average exercise price of $3.67. As of December 31, 1999, options to purchase 261,746 shares at an exercise price of $1.24 per share, 89,972 shares at an exercise price of $2.32 per share, 3,560,937 shares at an exercise price of $3.60 per share and 2,977,895 shares at an exercise price of $4.00 per share were outstanding. At the time these options were issued under the Company's various stock option plans, the Company believed that each of the issuances were exempt from the registration requirements of the Securities Act either by virtue of (i) the exemption provided by Rule 701 for securities offered under compensatory benefit plans and contracts or (ii) a "no-sale" theory under Section 5 of the Securities Act of 1933, since none of the optionees provided any consideration for the grants (the sale of the underlying option shares occurs only when the option is exercised and the purchase price for the shares is paid to the Company).

     Rule 701 was amended in April 1999 to revise, among other things, the category of persons who will qualify as consultants for purposes of securities issued pursuant to such rule. As a result, the Company believes that a number of artists and other non-employees who were granted options under the Company's plans may no longer qualify as consultants under amended Rule 701 and that the Rule 701 exemption may no longer be available for the options granted to those individuals. In addition, the

Company believes that the aggregate dollar amount of the offering represented by the options granted under the Company's stock option plans may have exceeded the applicable limits set forth in Rule 701. Because the Company does not wish to rely solely on a "no-sale" theory for these option grants, the Company intends to make a rescission offer with respect to the unexercised options and shares of its common stock issued pursuant to the exercise of options. The details of this rescissions offer are summarized on page 87 of the prospectus contained in this registration statement.

     As set forth on page 87 of the prospectus contained in this registration statement, the Company intends to make a rescission offer with respect to certain shares of its common stock issued pursuant to option exercises.

     In February 2000, we agreed to acquire Mjuice.com, Inc. for $15.0 million of our stock. We intend to rely on Section 3(a)(10) of the Securities Act for an exemption from the registration requirements of the Security Act when these securities are issued.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) EXHIBITS

     The following Exhibits are attached hereto and incorporated herein by reference.


    EXHIBIT
     NUMBER                            DESCRIPTION
    --------                           -----------
     1.1**     Form of Underwriting Agreement.
     3.1**     Amended and Restated Certificate of Incorporation of the
               Registrant.
     3.2**     Amended and Restated Bylaws of the Registrant.
     5.1**     Opinion of Brobeck, Phleger & Harrison LLP.
    10.1+      Agreement dated as of November 15, 1996, between the RCA
               Records Label and the Registrant.
    10.2**     Digex Services and Products Agreement, dated August 8, 1999, between Digex, Inc. and the Registrant.
    10.3+      BMI Music Performance Agreement for the UBL, dated October
               9, 1998.
    10.4+**    AT&T Dedicated Hosting Service Agreement, dated April 16,
               1999, between AT&T and the Registrant.
    10.5**     Settlement Agreement and Mutual General Release, dated as of
               October 23, 1997, between William Elson, on the one hand,
               and the Registrant, MGE, LLC, Marc Geiger and Donald Muller,
               on the other hand.
    10.6+      Database, On-Line Internet Retail Store and Consumer Direct
               Fulfillment Services Agreement, dated as of August 15, 1998, between AEC One Stop Group, Inc. and the UBL, as amended.
    10.7**     Securities Purchase Agreement, dated July 28, 1998, among
               the Registrant, the UBL, Constellation Venture Capital, L.P
               and Constellation Ventures (BVI), Inc.
    10.8**     Third Amended and Restated Registration Rights Agreement,
               dated as of November 12, 1999, among the Registrant and the other parties who are signatories thereto, as amended.
    10.9**     UBL Exchange, Contribution and Distribution Agreement, dated
               May 18, 1999.
    10.10**    Exchange Agreement, dated February 17, 1999, by and among
               the UBL, Scott Blum and Eric Benjamin.
    10.11**    Contingent Loan Agreement, dated February 17, 1999, by and between the UBL and Scott Blum.
    10.12**    Letter Agreement, dated February 17, 1999, between the UBL and Scott Blum regarding bonuses to cover interest
               obligations under the Contingent Loan Agreement.
    10.13**    Issuance, Noncompetition and Nonsolicitation Agreement,
               dated as of January 1, 1996, between the Registrant and
               Keith Yokomoto.

    EXHIBIT
     NUMBER                            DESCRIPTION
    --------                           -----------
    10.14**    Issuance Agreement, dated as of January 1, 1998, between the
               Registrant, Marc Geiger, Donald Muller, and L&G Associates
               One.
    10.15**    Issuance, Noncompetition and Nonsolicitation Agreement,
               dated as of June 30, 1998, between the Registrant and Steve
               Rennie.
    10.16**    Deferred Compensation Agreement, dated as of April 1, 1998, by and between Keith Yokomoto and the Registrant dated July
               1, 1998.
    10.17**    Employment Agreement, dated as of January 1, 1998, between
               Keith Yokomoto and the Registrant.
    10.18**    Employment Agreement, dated as of April 1, 1998, between
               Steve Rennie and the UBL.
    10.19**    Employment Agreement, dated as of July 28, 1998, between
               Marc Geiger and the Registrant.
    10.20**    Employment Agreement, dated as of July 28, 1998, between Don
               Muller and the Registrant.
    10.21      1999 Employee Stock Purchase Plan.
    10.22**    1999 Employee Stock Option Plan.
    10.23**    1999 Artist and Artist Advisor Stock Option Plan.
    10.24**    1999 Artist Stock Option Plan.
    10.25+     Agreement to license Pandesic E-business Solution Service
               between Pandesic LLC, AD and UBL.
    10.26+     ADNM Merchandiser Agreement, dated as of April 1, 1999,
               between Giant Merchandising and ARTISTdirect New Media, LLC.
    10.27+     ADNM Merchandiser Agreement, dated as of June 7, 1999,
               between Winterland Concessions Company and ARTISTdirect New
               Media, LLC.
    10.28+     UBL Merchandiser Agreement, dated as of April 1, 1999,
               between Giant Merchandising and ARTISTdirect New Media, LLC.
    10.29**    Form of Directors Indemnification Agreement
    10.30**    Form of Officers Indemnification Agreement
    10.31**    Audio Sample License Agreement dated as of December 20, 1999 between the Company and Maverick Recording Company.
    10.32+     Internet Video License Agreement dated as of December 20,
               1999 between the Company and Maverick Recording Company.
    10.33+     Webcasting Transmission License Agreement dated as of
               December 20, 1999 between the Company and Maverick Recording
               Company.
    10.34**+   Strategic Marketing Agreement dated as of December 20, 1999 between the Company and Maverick Recording Company.
    10.35**+   Audio Sample License Agreement dated as of December 20, 1999 between the Company and Warner Music Group Inc.
    10.36**+   Internet Video License Agreement dated as of December 20,
               1999 between the Company and Warner Music Group Inc.
    10.37**+   Webcasting Transmission License Agreement dated as of
               December 20, 1999 between the Company and Warner Music Group
               Inc.
    10.38**+   Strategic Marketing Agreement dated as of December 20, 1999 between the Company and Warner Music Group Inc.
    10.39**    Strategic Marketing Agreement dated as of December 6, 1999 between the Company and Universal Music Group, Inc.
    10.40+**   ARTISTdirect -- Cisneros Television Group Memorandum of
               Understanding dated as of November 15, 1999 between the
               Company and Lakeport Overseas Ltd.
    10.41+**   Strategic Licensing Agreement dated as of December 6, 1999 between the Company and Sony Music.

    EXHIBIT
     NUMBER                            DESCRIPTION
    --------                           -----------
    10.42**    Strategic Marketing Agreement dated as of December 20, 1999 between the Company and BMG Music.
    10.43+     Advertising and Promotion Agreement dated as of December 24,
               1999 between the Company and Yahoo! Inc.
    10.44**+   Yahoo! Remote Merchant Integration (RMI) Program Agreement
               dated as of December 24, 1999 between the Company and Yahoo!
               Inc.
    10.45**    Form of Series C Preferred Stock Purchase Agreement.
    10.46      Warrant dated December 24, 1999, issued to Yahoo!
    10.47**    5670 Wilshire Boulevard Office Lease, as amended
    21.1**     Subsidiaries of ARTISTdirect, Inc.
    23.1**     Consent of Brobeck, Phleger & Harrison LLP (included in
               Exhibit 5.1).
    23.2       Consent of KPMG LLP with respect to ARTISTdirect, LLC and
               subsidiaries.
    23.3       Consent of KPMG LLP with respect to iMusic, Inc.
    24.1**     Powers of Attorney.
    27.1**     Financial Data Schedule.


-------------------------
*  To be filed by amendment.

** Previously filed by the Registrant with the Commission.

+ Confidential treatment is requested for certain confidential portions of this exhibit pursuant to Rule 406 under the Securities Act. In accordance with Rule 406, these confidential portions will be omitted from this exhibit and filed separately with the Commission.

ITEM 17. UNDERTAKINGS

     1. The undersigned Registrant hereby undertakes to provide to the underwriter, at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

     2. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     3. The undersigned Registrant hereby undertakes that:

          (a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 5 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on the 16th day of March 2000.


                                          ARTISTDIRECT, INC.

                                          By:      /s/ MARC P. GEIGER
                                            ------------------------------------
                                                       Marc P. Geiger
                                                Chief Executive Officer and
                                                   Chairman of the Board


     Pursuant to the requirements of the Securities Act, this Amendment No. 5 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                    TITLE                   DATE
                      ---------                                    -----                   ----
                 /s/ MARC P. GEIGER                    Chief Executive Officer and    March 16, 2000
-----------------------------------------------------  Chairman of the Board
                   Marc P. Geiger                      (Principal Executive Officer)

                 DONALD P. MULLER *                    President, ARTISTdirect        March 16, 2000
-----------------------------------------------------  Agency and Kneeling Elephant
                  Donald P. Muller                     Records and Director

                  KEITH YOKOMOTO *                     Chief Operating Officer,       March 16, 2000
-----------------------------------------------------  President and Director
                   Keith Yokomoto

                /s/ JAMES B. CARROLL                   Executive Vice President and   March 16, 2000
-----------------------------------------------------  Chief Financial Officer
                  James B. Carroll                     (Principal Financial and
                                                       Accounting Officer)

                  ALLEN D. LENARD *                    Director                       March 16, 2000
-----------------------------------------------------
                   Allen D. Lenard

               CLIFFORD H. FRIEDMAN *                  Director                       March 16, 2000
-----------------------------------------------------
                Clifford H. Friedman

                      SIGNATURE                                    TITLE                   DATE
                      ---------                                    -----                   ----
                   STEPHEN KRUPA *                     Director                       March 16, 2000
-----------------------------------------------------
                    Stephen Krupa

                    RICK RUBIN *                       Director                       March 16, 2000
-----------------------------------------------------
                     Rick Rubin

                CARLOS E. CISNEROS *                   Director                       March 16, 2000
-----------------------------------------------------
                 Carlos E. Cisneros

                 DARA KHOSROWSHAHI *                   Director                       March 16, 2000
-----------------------------------------------------
                  Dara Khosrowshahi

                 * Power of attorney

              By: /s/ JAMES B. CARROLL
-----------------------------------------------------
                  James B. Carroll
                  Attorney-in-Fact

                                 EXHIBIT INDEX


                                                                             SEQUENTIALLY
    EXHIBIT                                                                    NUMBERED
     NUMBER                            DESCRIPTION                               PAGE
    --------                           -----------                           ------------
     1.1**     Form of Underwriting Agreement..............................
     3.1**     Amended and Restated Certificate of Incorporation of the
               Registrant..................................................
     3.2**     Amended and Restated Bylaws of the Registrant...............
     5.1**     Opinion of Brobeck, Phleger & Harrison LLP..................
    10.1+      Agreement dated as of November 15, 1996, between the RCA
               Records Label and the Registrant............................
    10.2**     Digex Services and Products Agreement, dated August 8, 1999, between Digex, Inc. and the Registrant......................
    10.3+      BMI Music Performance Agreement for the UBL, dated October
               9, 1998.....................................................
    10.4+**    AT&T Dedicated Hosting Service Agreement, dated April 16,
               1999, between AT&T and the Registrant.......................
    10.5**     Settlement Agreement and Mutual General Release, dated as of
               October 23, 1997, between William Elson, on the one hand,
               and the Registrant, MGE, LLC, Marc Geiger and Donald Muller,
               on the other hand...........................................
    10.6+      Database, On-Line Internet Retail Store and Consumer Direct
               Fulfillment Services Agreement, dated as of August 15, 1998, between AEC One Stop Group, Inc. and the UBL, as amended....
    10.7**     Securities Purchase Agreement, dated July 28, 1998, among
               the Registrant, the UBL, Constellation Venture Capital, L.P
               and Constellation Ventures (BVI), Inc.......................
    10.8**     Third Amended and Restated Registration Rights Agreement,
               dated as of November 12, 1999, among the Registrant and the other parties who are signatories thereto, as amended.......
    10.9**     UBL Exchange, Contribution and Distribution Agreement, dated
               May 18, 1999................................................
    10.10**    Exchange Agreement, dated February 17, 1999, by and among
               the UBL, Scott Blum and Eric Benjamin.......................
    10.11**    Contingent Loan Agreement, dated February 17, 1999, by and between the UBL and Scott Blum..............................
    10.12**    Letter Agreement, dated February 17, 1999, between the UBL and Scott Blum regarding bonuses to cover interest
               obligations under the Contingent Loan Agreement.............
    10.13**    Issuance, Noncompetition and Nonsolicitation Agreement,
               dated as of September 1, 1996, between the Registrant and
               Keith Yokomoto..............................................
    10.14**    Issuance Agreement, dated as of January 1, 1998, between the
               Registrant, Marc Geiger, Donald Muller, and L&G Associates
               One.........................................................
    10.15**    Issuance, Noncompetition and Nonsolicitation Agreement,
               dated as of June 30, 1998, between the Registrant and Steve
               Rennie......................................................
    10.16**    Deferred Compensation Agreement, dated as of July 1, 1998
               between Keith Yokomoto and the Registrant dated July 1,
               1998........................................................
    10.17**    Employment Agreement, dated as of January 1, 1998, between
               Keith Yokomoto and the Registrant...........................

                                                                             SEQUENTIALLY
    EXHIBIT                                                                    NUMBERED
     NUMBER                            DESCRIPTION                               PAGE
    --------                           -----------                           ------------
    10.18**    Employment Agreement, dated as of April 1, 1998, between
               Steve Rennie and the UBL....................................
    10.19**    Employment Agreement, dated as of July 28, 1998, between
               Marc Geiger and the Registrant..............................
    10.20**    Employment Agreement, dated as of July 28, 1998, between Don
               Muller and the Registrant...................................
    10.21      1999 Employee Stock Purchase Plan...........................
    10.22**    1999 Employee Stock Option Plan.............................
    10.23**    1999 Artist and Artist Advisor Stock Option Plan............
    10.24**    1999 Artist Stock Option Plan...............................
    10.25+     Agreement to license Pandesic E-business Solution Service
               between Pandesic LLC, AD and UBL............................
    10.26+     ADNM Merchandiser Agreement, dated as of April 1, 1999,
               between Giant Merchandising and ARTISTdirect New Media,
               LLC.........................................................
    10.27+     ADNM Merchandiser Agreement, dated as of June 7, 1999,
               between Winterland Concessions Company and ARTISTdirect New
               Media, LLC..................................................
    10.28+     UBL Merchandiser Agreement, dated as of April 1, 1999,
               between Giant Merchandising and ARTISTdirect New Media,
               LLC.........................................................
    10.29**    Form of Directors Indemnification Agreement.................
    10.30**    Form of Officers Indemnification Agreement..................
    10.31**    Audio Sample License Agreement dated as of December 20, 1999 between the Company and Maverick Recording Company..........
    10.32+     Internet Video License Agreement dated as of December 20,
               1999 between the Company and Maverick Recording Company.....
    10.33+     Webcasting Transmission License Agreement dated as of
               December 20, 1999 between the Company and Maverick Recording
               Company.....................................................
    10.34+**   Strategic Marketing Agreement dated as of December 20, 1999 between the Company and Maverick Recording Company..........
    10.35+**   Audio Sample License Agreement dated as of December 20, 1999 between the Company and Warner Music Group Inc..............
    10.36**+   Internet Video License Agreement dated as of December 20,
               1999 between the Company and Warner Music Group Inc.........
    10.37**+   Webcasting Transmission License Agreement dated as of
               December 20, 1999 between the Company and Warner Music Group
               Inc.........................................................
    10.38**+   Strategic Marketing Agreement dated as of December 20, 1999 between the Company and Warner Music Group Inc..............
    10.39**    Strategic Marketing Agreement dated as of December 6, 1999 between the Company and Universal Music Group, Inc..........
    10.40+**   ARTISTdirect -- Cisneros Television Group Memorandum of
               Understanding dated as of November 15, 1999 between the
               Company and Lakeport Overseas Ltd...........................
    10.41+**   Strategic Licensing Agreement dated as of December 6, 1999 between the Company and Sony Music..........................
    10.42**    Strategic Marketing Agreement dated as of December 20, 1999 between the Company and BMG Music...........................
    10.43+     Advertising and Promotion Agreement dated as of December 24,
               1999 between the Company and Yahoo! Inc.....................

                                                                             SEQUENTIALLY
    EXHIBIT                                                                    NUMBERED
     NUMBER                            DESCRIPTION                               PAGE
    --------                           -----------                           ------------
    10.44**+   Yahoo! Remote Merchant Integration (RMI) Program Agreement
               dated as of December 24, 1999 between the Company and Yahoo!
               Inc.........................................................
    10.45**    Form of Series C Preferred Stock Purchase Agreement.........
    10.46      Warrant dated December 24, 1999, issued to Yahoo!...........
    10.47**    5670 Wilshire Boulevard Office Lease, as amended............
    21.1**     Subsidiaries of ARTISTdirect, Inc...........................
    23.1**     Consent of Brobeck, Phleger & Harrison LLP (included in
               Exhibit 5.1)................................................
    23.2       Consent of KPMG LLP with respect to ARTISTdirect, LLC and
               subsidiaries................................................
    23.3       Consent of KPMG LLP with respect to iMusic, Inc.............
    24.1**     Powers of Attorney..........................................
    27.1**     Financial Data Schedule.....................................


-------------------------
** Previously filed by the Registrant with the Commission.

+ Confidential treatment is requested for certain confidential portions of this exhibit pursuant to Rule 406 under the Securities Act. In accordance with Rule 406, these confidential portions will be omitted from this exhibit and filed separately with the Commission.